As confidentially submitted with the U.S. Securities and Exchange Commission on April 3, 2026

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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MERLIN, INC.

(Exact name of registrant as specified in its charter)

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Delaware	3728-09	98-1797826
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

129 South Street
Boston, MA 02111
(617) 226-9968
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Ryan Carrithers
Chief Financial Officer
129 South Street
Boston, MA 02111
(617) 226-9968

(Name, address, including zip code, and telephone number, including area code, of agent for service)

______________________________________________

Copies to:

Stephen W. Ranere Nick S. Dhesi John J. Slater Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 948-6000

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Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act: ☐

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Rule 429 Statement

Pursuant to Rule 429 under the Securities Act, the prospectus contained in this Registration Statement on Form S-1 (referred to herein as the Registration Statement) will be used as a combined prospectus in connection with this Registration Statement and the registrant’s Registration Statement on Form S-4 (File No. 333-292719), that was originally declared effective by the Securities and Exchange Commission on February 12, 2026 (as amended, the “Prior Registration Statement”). Accordingly, this Registration Statement also constitutes Post-Effective Amendment No. 1 on Form S-4 to the Prior Registration Statement. Such Post-Effective Amendment will become effective concurrently with the effectiveness of this Registration Statement in accordance with Section 8(c) of the Securities Act.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The preliminary prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 3, 2026

MERLIN, INC.

Primary Offering of
SHARES OF COMMON STOCK

Secondary Offering of
SHARES OF COMMON STOCK

This prospectus relates to the offer and sale by Merlin, Inc. (“us,” “we,” “New Merlin” or the “Company”) of (i) up to      shares of common stock, par value $0.0001 per share (the “Common Stock”) issuable upon conversion of      shares of 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, of the Company (the “Series A Preferred Stock”) (assuming, solely for this purpose, a $5.00 conversion price and taking into account accrued interest through March 31, 2026) and (ii) up to      shares of Common Stock that are issuable by us upon the exercise of certain common stock purchase warrants (the “Series A Warrants”).

This prospectus also relates to the offer and resale, from time to time, by the selling securityholders (including their transferees, donees, pledgees and other successors-in-interest) named in this prospectus (the “Selling Securityholders”) of up to:

(i)     shares of Common Stock of the Company held by or issuable to certain holders entitled to resale registration rights pursuant to the Amended and Restated Registration Rights Agreement, dated as of March 16, 2026 (the “Registration Rights Agreement”) or other agreements, including:

(a)     8,800,833 shares of Common Stock held by Bleichroeder Sponsor 1 LLC (the “Sponsor”) consisting of (i) 8,333,333 shares of Common Stock received upon conversion of 8,333,333 Class B ordinary shares of Inflection Point Acquisition Corp. IV (the Cayman Islands exempted company formerly known as Bleichroeder Acquisition Corp. I, “Inflection Point”) which were initially acquired for an aggregate of $25,000 or approximately $0.004 per share, (ii) 425,000 shares of Common Stock received upon conversion of 425,000 Class A ordinary shares of Inflection Point and (iii) 42,500 shares of Common Stock received in exchange for 425,000 private placement units of Inflection Point (the “Private Placement Units”) as a result of the Domestication (as defined below);

(b)     up to            shares of Common Stock issuable to certain Selling Securityholders upon conversion of            shares of Series A Preferred Stock issued as consideration in the Merger to the holders of Pre-Funded Convertible Notes (assuming, solely for this purpose, a $5.00 conversion price and taking into account accrued interest through March 31, 2026), which amount represents a good-faith estimate of the maximum amount of shares of Common Stock that may become issuable upon conversion of such shares of Series A Preferred Stock;

(c)     up to            shares of Common Stock issuable to certain Selling upon the exercise of Series A Warrants issued as consideration in the Merger to the holders of Pre-Funded Warrants (assuming, solely for this purpose, a $5.00 exercise price), which amount represents a good-faith estimate of the maximum amount of shares of Common Stock that may become issuable upon exercise of such Series A Warrants;

(d)    up to            shares of Common Stock issuable to certain Selling Securityholders upon conversion of            shares of Series A Preferred Stock purchased by the PIPE Investors (as defined below), (assuming, solely for this purpose, a $5.00 conversion price and taking into account accrued interest through            , 2029), which amount represents a good-faith estimate of the maximum amount of shares of Common Stock that may become issuable upon conversion of such shares of Series A Preferred Stock;

(e)     up to            shares of Common Stock issuable to certain Selling Securityholders upon exercise of certain Series A Warrants, (assuming, solely for this purpose, a $5.00 exercise price), which amount represents a good-faith estimate of the maximum amount of shares of Common Stock that may become issuable upon exercise of such Series A Warrants;

(f)     75,000 shares of Common Stock issued to J.V.B. Financial Group (“CCM”) pursuant to that certain engagement letter by and between Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC and Merlin Labs, Inc., a Delaware corporation (referred to herein prior to the Business Combination, as “Legacy Merlin” and subsequent to the Business Combination, as “Merlin Labs”) dated as of March 10, 2026 (such engagement letter and letter agreement, collectively, the “CCM Arrangements”);

(g)    25,000 shares of Common Stock issued to Outside The Box Capital Inc. (“OTB”) pursuant to Legacy Merlin’s engagement letter with OTB, dated as of March 6, 2026 (such engagement letter and letter agreement, collectively, the “OTB Arrangements”), by and between Legacy Merlin and OTB;

(ii)    up to            shares of Series A Preferred Stock held by certain Selling Securityholders; and

(iii)   up to            Series A Warrants held by certain Selling Securityholders (such securities described in clauses (i) through (iii) collectively, the “Resale Securities”).

We are registering the offer and sale and/or resale of these securities to satisfy certain registration obligations we have and certain registration rights we have granted. The Selling Securityholders may offer all or part of the Resale Securities for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. The Resale Securities are being registered to permit the Selling Securityholders to sell Resale Securities from time to time, in amounts, at prices and on terms determined at the time of offering. The Selling Securityholders may sell the Resale Securities through ordinary brokerage transactions, in underwritten offerings, directly to market makers of our securities or through any other means described in the section entitled “Plan of Distribution” herein. In connection with any sales of Resale Securities offered hereunder, the Selling Securityholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act, or the Exchange Act. We are registering the Resale Securities for resale by the Selling Securityholders, or their donees, pledgees, transferees, distributees or other successors-in-interest selling our Common Stock, Series A Preferred Stock or Series A Warrants or interests in our Common Stock, Series A Preferred Stock or Series A Warrants received after the date of this prospectus from the Selling Securityholders as a gift, pledge, partnership distribution or other transfer.

Certain Resale Securities held by the Selling Securityholders party to the Registration Rights Agreement are subject to lock-up restrictions that prohibit them from selling such securities at this time, subject to certain exceptions. See the section of this prospectus entitled “Description of Capital Stock.”

Some of the shares of Common Stock being registered for resale were acquired by the Selling Securityholders for prices considerably below the current market price of the shares of Common Stock. Certain Selling Securityholders may have an incentive to sell because they have purchased their Common Stock at effective prices significantly lower than our public investors or the current trading price of the Common Stock and may profit significantly so even under circumstances in which our public securityholders or certain other Selling Securityholders would experience losses in connection with their investment. For additional information, see “Risk Factors — Sales of a substantial number of our securities in the public market by the selling securityholders and/or by our existing securityholders could cause the price of our shares of Common Stock to fall.”

The shares of Common Stock being offered for resale by the Selling Securityholders pursuant to this prospectus represent approximately            % of our total issued and outstanding Common Stock on a fully diluted basis (assuming and after giving effect to the issuance of            shares of Common Stock issuable upon conversion of the outstanding shares of Series A Preferred Stock taking into account for this purpose, accrued payment-in-kind dividends through            , 2029 and solely for this purpose a conversion price of such Series A Preferred Stock of $5.00, and            shares of Common Stock issuable upon the exercise of all outstanding Series A Warrants, and that the exercise price of such Series A Warrants is $     per share). Upon expiration of the contractual lock-up restrictions mentioned above and described in the section entitled “Certain Relationships and Related Person Transactions,” the Selling Securityholders will be able to sell all of their Resale Securities registered for resale hereunder for so long as this registration statement of which this prospectus forms a part is available for use. Given the substantial number of Resale Securities being registered for potential resale by the Selling Securityholders pursuant to the registration statement of which this prospectus forms a part, the sale of such Resale Securities by the Selling Securityholders, or the perception in the market that the Selling Securityholders may or intend to sell all or a significant portion of such Resale Securities, could increase the volatility of the market price of our Common Stock or result in a significant decline in the public trading price of our Common Stock. The Selling Securityholders acquired, or have the option to acquire, the Common Stock covered by this prospectus at prices ranging from less than $0.01 per share to $5.00 per share. By comparison, the offering price to public stockholders in Inflection Point’s IPO was $10.00 per unit, each of which consisted of one Class A Ordinary Share and one right to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial business combination. Consequently, certain Selling Securityholders may realize a positive rate of return on the sale of their Resale Securities covered by this prospectus even if the market price of Common Stock is below the $10.00 per unit price offered in the Inflection Point IPO and public stockholders may experience a negative rate of return on their investment.

We will not receive any proceeds from the sale of the Resale Securities by the Selling Securityholders. We will receive the proceeds upon exercise of the Series A Warrants to the extent such Series A Warrants are exercised for cash. Assuming the exercise of all outstanding Series A Warrants for cash, we would receive aggregate proceeds of approximately $253.9 million. However, we will only receive such proceeds if all Series A Warrant holders fully exercise their Series A Warrants for cash. The current exercise price of the Series A Warrants is $12.00 per share. We believe that the likelihood that holders determine to exercise their Series A Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Common Stock. If the market price for our Common Stock is less than the exercise price of the Warrants or Series A Warrants (on a per share basis), we believe that holders will be very unlikely to exercise any of their Series A Warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the Series A Warrants will be or will remain “in the money” prior to their expiration or that the holders will exercise their Preferred Investors Warrants. Holders of Series A Warrants have the option to exercise their Series A Warrants on a cashless basis in accordance with the terms of the Series A Warrants (as applicable). To the extent that any Series A Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of such Series A Warrants will decrease.

We will bear all costs, expenses, and fees in connection with the registration of the shares of Common Stock, Series A Preferred Stock and Series A Warrants. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their respective sales of the shares of Common Stock, Series A Preferred Stock and Series A Warrants.

Our shares of Common Stock are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “MRLN”. On April 2, 2026, the closing price of our Common Stock was $8.27 per share.

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and will be subject to reduced disclosure and public reporting requirements. See “Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in shares of our securities involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2026.

You should rely only on the information contained in this prospectus or any amendment or supplement to this prospectus. This prospectus is an offer to sell only the securities offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. Neither we nor the selling securityholders have authorized anyone to provide you with information different from that contained in this prospectus or any amendment or supplement to this prospectus. Neither we nor the selling securityholders take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus or any amendment or supplement to this prospectus. The information in this prospectus or any amendment or supplement to this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or any amendment or supplement to this prospectus, as applicable, or any sale of the securities offered by this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

For Investors Outside the United States:    We and the selling securityholders are offering to sell, and seeking offers to buy, the securities offered by this prospectus only in jurisdictions where offers and sales are permitted. Neither we nor the selling securityholders have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities offered by this prospectus and the distribution of this prospectus outside the United States.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using the “shelf” registration process. Under the shelf registration process, the selling securityholders may, from time to time, sell the securities offered by them described in this prospectus through any means described in the section titled “Plan of Distribution.” More specific terms of any securities that the selling securityholders and their permitted transferees offer and sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. This prospectus also relates to the issuance by us of shares of Common Stock from time to time upon the occurrence of the events described in this prospectus.

We may also provide a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part to add information to, or update or change information contained in, this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement or post-effective amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part together with the additional information to which we refer you in the sections of this prospectus titled “Where You Can Find More Information.”

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed, or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

FREQUENTLY USED TERMS AND BASIS OF PRESENTATION

We were incorporated on June 24, 2024 as a Cayman Islands exempted company under the name Inflection Point Acquisition Corp. IV for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. In connection with the consummation of the Business Combination, we were renamed “Merlin, Inc.” and we act as the sole stockholder of Merlin Labs. Unless otherwise indicated, the financial information included herein is that of Legacy Merlin. We are a holding company, and, accordingly, all of our assets are held directly by, and all of our operations are conducted through, Merlin Labs, and our only direct asset consists of equity ownership in Merlin Labs. As the sole stockholder of Merlin Labs, we have all management powers over, and full control of the business of Merlin Labs, including the power to take all action we deem necessary, appropriate, advisable, incidental, or convenient to accomplish the purposes of Merlin Labs set forth in its charter. Accordingly, the financial statements of Merlin Labs for periods following the consummation of the Business Combination will be prepared on a consolidated basis with ours.

References to a year refer to our fiscal years ended on December 31 of the specified year.

Certain monetary amounts, percentages and other figures included herein have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables and charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Unless the context otherwise requires, references in this prospectus to the “Company,” “New Merlin,” “Merlin, Inc.,” “we,” “us,” or “our” refer to the business of Merlin Labs, which became the business of Merlin, Inc. and its subsidiaries following the consummation of the Business Combination.

In this document:

“Additional Series A SPAs” means the Securities Purchase Agreements, dated November 17, 2025, by and among Inflection Point, Legacy Merlin and the Additional Closing PIPE Investors.

“Aggregate Consideration” means 75,764,313 shares of Common Stock.

“Amendment No. 1 to the Initial Series A SPA” means the amendment to the Initial Series A SPA, dated November 17, 2025, by and among Inflection Point, Legacy Merlin and the Closing PIPE Investor.

“Board” means the board of directors of the Company.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of August 13, 2025 (as amended on March 14, 2026), by and among Inflection Point, IPDX Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Inflection Point, and Legacy Merlin.

“Bylaws” means the new bylaws of Merlin, Inc. pursuant to the DGCL.

“Charter” means the certificate of incorporation of Merlin, Inc. pursuant to the DGCL.

“Certificate of Designation” means the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock of the Company.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Closing” means the closing of the Business Combination.

“Closing Date” means March 16, 2026, the date the Closing occurred.

“Closing PIPE Investment” means the Initial Closing PIPE Investment and the Additional Closing PIPE Investments.

“Common Stock” means the common stock of Merlin, Inc., par value $0.0001 per share.

“DGCL” means the Delaware General Corporation Law.

“Effective Time” means the time at which Merger Sub and Legacy Merlin consummated the Merger.

“ESPP” means the Merlin, Inc. 2026 Employee Stock Purchase Plan.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means 3.1015099176506644.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Founder Shares” means the Inflection Point Class B Shares.

“Inflection Point” means Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I), a Cayman Islands exempted company.

“Inflection Point Class A Shares” means the Class A ordinary shares, par value $0.001 per share, of Inflection Point.

“Inflection Point Class B Shares” means the Class B ordinary shares, par value $0.0001 per share, of Inflection Point.

“Inflection Point Ordinary Shares” means the Inflection Point Class A Shares and Inflection Point Class B Shares.

“Inflection Point Rights” means the rights to receive one-tenth (1/10) of one Inflection Point Class A Share upon consummation of the Business Combination.

“Inflection Point Units” means a unit of Inflection Point, each consisting of one Inflection Point Class A Share and one Inflection Point Right.

“Initial Series A SPA” means the Securities Purchase Agreement, dated August 13, 2025, by and among Inflection Point, Legacy Merlin, and the Closing PIPE Investor.

“IPO” means the initial public offering of Inflection Point.

“Latham” means Latham & Watkins LLP, counsel to the Company.

“Legacy Merlin” means Merlin Labs, Inc., a Delaware corporation, in its capacity prior to the Business Combination.

“Lock-Up Holders” means the certain equity holders of Legacy Merlin who entered into the Merlin Lock-Up Agreement.

“malware” means computer viruses or malicious code.

“Merger” means the merger of Merger Sub with and into Legacy Merlin, with Merlin Labs surviving the Merger as a wholly owned subsidiary of Inflection Point, resulting in a combined company whereby Merlin Labs became a wholly-owned subsidiary of New Merlin, and substantially all of the assets and the business of the combined company are held and operated by Merlin Labs and its subsidiaries.

“Merger Sub” means IPDX Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Inflection Point.

“Merlin Labs” means Merlin Labs, Inc., a Delaware corporation, in its capacity following the Business Combination.

“Pre-Funded Investors” means the certain accredited investors party to the Signing Pre-Funded PIPE Agreements.

“Pre-Funded Note Investment” means the investments contemplated under the Signing Pre-Funded PIPE Agreements and the Post-Signing Pre-Funded PIPE SPA.

“Pre-Funded NPAs” means the Note Purchase Agreement, dated as of July 2, 2025, by and among Legacy Merlin and certain of the Pre-Funded Investors.

“Pre-Funded SPAs” means the Signing Pre-Funded SPAs and the Post-Signing Pre-Funded SPA.

“Public Rights” means the Inflection Point Rights sold as part of the Inflection Point Units in Inflection Point’s IPO.

“Public Shareholders” means the holders of Public Shares of Inflection Point.

“Public Shares” means the Inflection Point Class A Shares initially sold in Inflection Point’s initial public offering.

“Purchase Price” means $800,000,000.

“R&D” means research and development.

“Registration Rights Agreement” means the amended and restated registration rights agreement, dated as of March 16, 2026, entered into by and among the Company, the Sponsor, Merlin Stockholders, Pre-Funded PIPE Investors and the Closing PIPE Investors at the Closing.

“Rule 144” means Rule 144 under the Securities Act.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Stock” means the 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, of the Company.

“Series A SPAs” means collectively, the Initial Series A SPA and the Additional Series A SPAs.

“Signing Pre-Funded PIPE Agreements” means the Pre-Funded NPAs and Pre-Funded SPA.

“Signing Pre-Funded SPA” means the securities purchase agreement, dated as of August 13, 2025, by and among Legacy Merlin and certain of the PIPE investors.

“Sponsor” means Bleichroeder Sponsor 1 LLC, a Delaware limited liability company.

“Trust Account” means the trust account of Inflection Point that holds the proceeds from the IPO and certain of the proceeds from the sale of the Private Placement Units.

“Warrant” means a warrant to purchase a number of shares of Common Stock initially issued in exchange for a Pre-Funded Warrant or pursuant to the Initial Series A SPA.

“2026 Incentive Plan” means the Merlin, Inc. 2026 Incentive Award Plan.

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MARKET AND INDUSTRY DATA

This prospectus includes, and any amendment or supplement to this prospectus may include, estimates regarding market and industry data and forecasts, which are based on our own estimates utilizing our management’s knowledge of and experience in, as well as information obtained from our subscribers, trade and business organizations, and other contacts in the market sectors in which we compete, and from statistical information obtained from publicly available information, industry publications and surveys, reports from government agencies, and reports by market research firms. We confirm that, where such information is reproduced herein, such information has been accurately reproduced and that, so far as we are aware and are able to ascertain from information published by publicly available sources and other publications, no facts have been omitted that would render the reproduced information inaccurate or misleading. Industry publications, reports, and other published data generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you that the information contained in these reports, and therefore the information contained in this prospectus or any amendment or supplement to this prospectus that is derived therefrom, is accurate or complete. Our estimates of our market position may prove to be inaccurate because of the method by which we obtain some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. As a result, although we believe our sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “strategy,” “outlook,” the negative of these words or other similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to statements regarding demand for our product portfolio, our submission of bids for contracts; our expectations regarding government contracts awarded and to be awarded to us; our operations, our financial performance and our industry; our business strategy, business plan, and plans to drive long term sustainable shareholder value; our expectations on revenue and cash generation. These forward-looking statements reflect the Company’s predictions, projections or expectations based upon currently available information and data. Our actual results, performance or achievements may differ materially from those expressed or implied by the forward-looking statements, and you are cautioned not to place undue reliance on these forward-looking statements. The following important factors and uncertainties, among others, could cause actual outcomes or results to differ materially from those indicated by the forward-looking statements in this prospectus:

•        our ability to realize the benefits expected from the Business Combination;

•        our ability to maintain the listing of the Common Stock on Nasdaq;

•        our public securities’ potential liquidity and trading;

•        our ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness;

•        our ability to retain or recruit, or to effect changes required in, our officers, key employees or directors;

•        our reliance upon the efforts of our Board and key personnel to be successful;

•        our limited operating history;

•        expectations regarding the time during which the Company will be an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, as amended;

•        our failure to manage our growth effectively;

•        competition from existing or new companies;

•        changes in the market for the Company’s products and services and our ability to effectively compete in the aviation technology industry;

•        unsatisfactory safety performance of our non-human pilot system, Merlin Pilot, or security incidents at our facilities;

•        failure of the market to achieve the growth potential we expect;

•        our customer concentration;

•        our reliance on a limited number of suppliers for certain materials and supplied components;

•        failure of our products to operate in the expected manner or defects in our products;

•        our history of losses and failure to achieve profitability in the future;

•        counterparty risks on contracts entered into with our customers and failure of our prime contractors to maintain their relationships with their counterparties and fulfill their contractual obligations;

•        failure to comply with various laws and regulations relating to various aspects of our business and any changes in the funding levels of various governmental entities with which we do business;

•        our failure to protect the confidentiality of our trade secrets and know how;

•        our failure to comply with the terms of third-party open source software our systems utilize;

•        our ability to maintain an effective system of internal control over financial reporting, and to address and remediate existing material weaknesses in our internal control over financial reporting;

•        the U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget process for any government fiscal year, and our dependence on U.S. government contracts;

•        our failure to comply with U.S. export and import control laws and regulations and U.S. economic sanctions and trade control laws and regulations;

•        uncertain global macro-economic and geopolitical conditions and rising inflation;

•        delays or disruptions from changes in the certification process, potential government shutdowns, budget reductions, and shifting regulatory priorities, which could jeopardize customer commitments and milestones, postpone commercialization, and adversely affect our business, results of operations, and financial condition; and

•        other factors detailed under the section of this prospectus entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this prospectus and the Company’s management team’s current expectations, forecasts, and assumptions, and involve a number of judgments, known and unknown risks, and uncertainties and other factors, many of which are outside the control of the Company and its directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update, add or to otherwise correct any forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof, or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you in making an investment decision. Before investing in our securities, you should read this entire document carefully, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

Our vision is to be at the forefront of advancing autonomous flight technology and positioning ourselves as the leading U.S.-based developer of autonomy solutions for fixed-wing aircraft. Our non-human pilot system, Merlin Pilot, integrates cutting-edge hardware and software to deliver a comprehensive autonomous flight solution that spans the entire flight process — from takeoff to touchdown. We believe that Merlin Pilot will be able to significantly reduce operational costs, potentially saving customers millions of dollars per aircraft annually, by enabling reduced crew or uncrewed flights.

We believe that Merlin Pilot not only addresses the global pilot shortage but also enhances flight safety, offering a compelling economic model with diverse revenue streams, including hardware integration and recurring, high-margin software support. Our extensive portfolio of proprietary intellectual property combines artificial intelligence with traditional high-assurance flight controls, positioning us to capitalize on the growing trends of autonomous systems and next-generation aviation.

Our team comprises nearly 100 engineers with deep expertise in autonomy and certified software for both military and civilian applications. We are a prime contractor with over $100 million in total contract value and we have identified a $3 billion pipeline of opportunities, supporting robust growth in both military and civilian markets.

Our mature certification program includes an issued certification basis and a certification-conformed system with approved military airworthiness plans, underscoring our commitment to delivering reliable and safe autonomous flight solutions.

The Business Combination

As previously announced, on August 13, 2025, Inflection Point, entered into a Business Combination Agreement, dated as of August 13, 2025 (as amended on March 14, 2026, the “Business Combination Agreement”), by and among Inflection Point, IPDX Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Inflection Point (“Merger Sub”), and Merlin Labs, Inc. (referred to herein prior to the Business Combination, as “Legacy Merlin” and subsequent to the Business Combination, as “Merlin Labs”).

On March 16, 2026 (the “Closing Date”), as contemplated by the Business Combination Agreement, Inflection Point, Merger Sub and Legacy Merlin consummated the transactions contemplated by the Business Combination Agreement and its related agreements (the “Business Combination”), culminating in Merger Sub merging with and into Legacy Merlin (the “Merger”), with Merlin Labs continuing as the surviving corporation (the date and time of such merger, the “Effective Time”) as a wholly-owned subsidiary of the Company.

On March 12, 2026, Inflection Point held an extraordinary general meeting of shareholders of Inflection Point (the “Extraordinary General Meeting”) where the shareholders of Inflection Point considered and approved, among other matters, a proposal described in the proxy statement/prospectus of the Company on Form S-4, filed with the SEC on February 12, 2026 (as so amended, the “Proxy Statement/Prospectus”) to approve the entry into the Business Combination Agreement and consummate the transactions contemplated thereby.

On March 13, 2026, as contemplated by the Business Combination Agreement, Inflection Point filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed the Charter and a certificate of corporate domestication with the Secretary of State of the State of Delaware, pursuant to which Inflection Point was domesticated and continues as a Delaware corporation, changing its name to “Merlin, Inc.” (the “Domestication”).

Immediately prior to the Domestication, pursuant to that certain Sponsor Support Agreement, dated as of August 13, 2025 (the “Sponsor Support Agreement”), by and among Inflection Point, Legacy Merlin, the Sponsor, and Inflection Point Fund I, LP, a Delaware limited partnership (“Inflection Point Fund”), the holders of the Class B ordinary shares of Inflection Point, par value $0.0001 per share (each, a “Founder Share” or “Inflection Point Class B Share”, and the holders, the “Inflection Point Class B Shareholders”), elected to convert each Founder Share, on a one-for-one basis, into a Class A ordinary share of Inflection Point, par value $0.0001 per share (each, an “Inflection Point Class A Share” and together with the Founder Shares, the “Inflection Point Ordinary Shares”) (such conversion, the “Sponsor Share Conversion”). In connection with the Domestication, (i) each of the then issued and outstanding Inflection Point Class A Shares converted automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of Post-Domestication Inflection Point; (ii) each of the then issued and outstanding rights to receive one-tenth (1/10) of one Inflection Point Class A Share upon consummation of an initial business combination of Inflection Point (“Inflection Point Rights”) converted automatically into a right of Post-Domestication Inflection Point (each right, a “Post-Domestication Right”); and (iii) each of the then issued and outstanding units of Inflection Point containing one Inflection Point Class A Share and one Inflection Point Right (the “Inflection Point Units”) converted automatically into a unit of Post-Domestication Inflection Point, consisting of one share of Common Stock and one Post-Domestication Right.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, immediately prior to the Effective Time of the Merger:

(1)    each convertible security of Legacy Merlin (other than the Pre-Funded Convertible Notes (as defined below)) that was outstanding immediately prior to the Effective Time, to the extent applicable, automatically converted in full into shares of preferred stock or common stock of Legacy Merlin (“Merlin Common Stock”), in accordance with the terms thereof;

(2)    each warrant of Legacy Merlin exercisable for the preferred stock of Legacy Merlin that was outstanding and unexercised immediately prior to the Effective Time was automatically exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full;

(3)    immediately after giving effect to the conversions and exercises set forth in clauses (1) and (2) above, each issued and outstanding share of preferred stock of Legacy Merlin (including each share of preferred stock issued upon the conversions and exercises described in clauses (1) and (2) above) automatically converted into shares of Merlin Common Stock into which such shares of preferred stock of Legacy Merlin, as applicable, are convertible in connection with the Merger pursuant to the organizational documents of Legacy Merlin; and

(4)    each warrant of Legacy Merlin (other than the Pre-Funded Warrants (as defined below)) exercisable for Merlin Common Stock that was outstanding and unexercised immediately prior to the Effective Time was automatically exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full.

Pursuant to the Business Combination Agreement, the aggregate consideration (the “Aggregate Consideration”) paid to the holders of securities of Legacy Merlin (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities) in, or in connection with, the Merger was 75,764,313 shares of Common Stock. The Aggregate Consideration was calculated as the number of shares of Common Stock equal to the quotient of: (a) $800,000,000 (the “Purchase Price”), divided by (b) the redemption price of $10.55906094.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the Effective Time of the Merger:

(1)    each share of Merlin Common Stock that was owned by Inflection Point, Merger Sub, or Legacy Merlin immediately prior to the Effective Time (each, an “Excluded Share”) was canceled and ceased to exist and no consideration was delivered in exchange therefor;

(2)    each share of Merlin Common Stock that was issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) was canceled and converted into the right to receive shares of Common Stock equal to the Aggregate Consideration divided by 24,428,203 Merlin Common Stock, the fully diluted capital of Legacy Merlin, which is the sum (without duplication) of the aggregate number of shares of Merlin Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (including those issued upon conversion of all issued and outstanding preferred stock of Legacy Merlin, as applicable, and excluding securities underlying the Pre-Funded Convertible Notes or Pre-Funded Warrants), (ii) issuable upon full exercise of all issued and outstanding options of Legacy Merlin, and (iii) issuable upon full settlement of all issued and outstanding Merlin RSUs;

(3)    each option to purchase equity securities of Legacy Merlin (“Merlin Option”) automatically ceased to represent an option to purchase Merlin Common Stock and was assumed and converted on the same terms and conditions as were applicable as of the Effective Time, into an option (the “New Merlin Option”) to acquire that number of shares of Common Stock (rounded down to the nearest whole share) equal to the product of (A) 2,460,597 shares of Merlin Common Stock subject to such Merlin Options and (B) the Exchange Ratio, at an exercise price per share of Merlin Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Merlin Common Stock of such Merlin Option by (y) the Exchange Ratio;

(4)    each Pre-Funded Convertible Note that was outstanding immediately prior to the Effective Time was automatically canceled and converted into the right to receive the Convertible Note Consideration;

(5)    each Pre-Funded Warrant that was outstanding and unexercised immediately prior to the Effective Time was automatically canceled and converted into the right to receive the Pre-Funded Warrant Consideration; and

(6)    (x) each then issued and outstanding Post-Domestication Right converted automatically into one-tenth of one share of Common Stock, pursuant to that certain Rights Agreement, dated as of October 31, 2024, by and between Inflection Point and the right agent, with any fractional shares of Common Stock issued in connection with such conversion rounded down to the nearest whole share; and (y) each then issued and outstanding Post-Domestication Unit was canceled and thereafter entitled the holder thereof to one and one-tenth (1.1) shares of Common Stock, with any fractional shares of Common Stock issued in connection with such separation rounded down to the nearest whole share.

In connection with the Business Combination, on July 2, 2025, and on August 13, 2025, Legacy Merlin entered into certain convertible note purchase agreements (the “Pre-Funded NPAs”) and securities purchase agreement (the “Signing Pre-Funded SPA” and together with the Pre-Funded NPAs, the “Signing Pre-Funded PIPE Agreements”), respectively, with certain accredited investors named therein (collectively, the “Pre-Funded Investors”). Pursuant to the Signing Pre-Funded PIPE Agreements, the Pre-Funded Investors agreed, among other things, to purchase, and Legacy Merlin issued and sold, an aggregate of approximately $78 million of convertible promissory notes (the “Pre-Funded Convertible Notes”) and warrants to purchase a number of shares of Merlin Common Stock at a purchase price of $12.00 per share (the “Pre-Funded Warrants”), substantially concurrently with the execution and delivery of the Business Combination Agreement.

On November 17, 2025, Legacy Merlin and one of the Pre-Funded Investors entered into an additional securities purchase agreement (“Post-Signing Pre-Funded SPA,” collectively with the Signing Pre-Funded SPAs, the “Pre-Funded SPAs”), pursuant to which such Pre-Funded Investor purchased for approximately $9.3 million an additional Pre-Funded Convertible Note with a principal amount of approximately $10.9 million and a Pre-Funded Warrant, on the same terms and conditions as the Signing Pre-Funded SPA (such investments contemplated by the Signing Pre-Funded PIPE Agreements and the Post-Signing Pre-Funded SPA, the “Pre-Funded Note Investment”).

The consideration paid in, or in connection with, the Merger to each holder of a Pre-Funded Convertible Note (the “Convertible Note Consideration”) was 10,244,861 shares of 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”). The Convertible Note Consideration was calculated as the number of shares equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing, divided by (ii) $10.20 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded NPAs), as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Notes, or $12.00 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded SPAs).

In connection with the Business Combination, on August 13, 2025, Inflection Point, Legacy Merlin and the accredited investor named therein (the “Closing PIPE Investor”) entered into a Securities Purchase Agreement (the “Initial Series A SPA”). Pursuant to the Initial Series A SPA, the Closing PIPE Investor agreed, among other things, to purchase, at Closing, 4,901,961 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) and a Series A Warrant, for an aggregate purchase price of $50 million (the “Series A Preferred Stock Investment”). Each share of Series A Preferred Stock has a stated value of $12.00 (the “Stated Value”). On November 17, 2025, Inflection Point and Legacy Merlin entered into an amendment to the Initial Series A SPA with the Closing PIPE Investor (“Amendment No. 1 to the Initial Series A SPA”), pursuant to which the Closing PIPE Investor agreed to increase its investment to $100 million, for which it received 9,803,922 shares of Series A Preferred Stock (at a price of $10.20 per share) and a Series A Warrant to purchase a number of shares of Common Stock equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock are initially convertible (the “Initial Closing PIPE Investment”).

Additionally, on November 17, 2025, Inflection Point and Legacy Merlin also entered into Securities Purchase Agreements (the “Additional Series A SPAs,” collectively with the Initial Series A SPA, the “Series A SPAs”), with certain accredited investors as signatories thereto (the “Additional Closing PIPE Investors”), pursuant to which, among other things, the Additional Closing PIPE Investors agreed to purchase, and Inflection Point agreed to sell, an aggregate of 1,666,668 shares of Series A Preferred Stock (at a price of $12.00 per share) and warrants to purchase a number of shares of Common Stock that is equal to 75% of the number of shares into which such shares of Preferred Stock are initially convertible (each, an “Upsized Series A Warrant”), in a private placement, on substantially the same terms as the Initial Series A SPA, for an aggregate purchase price of $20 million (the “Additional Closing PIPE Investment,” together with the Initial Closing PIPE Investment, the “Closing PIPE Investment”).

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of shares of our common stock or warrants and result in a loss of all or a portion of your investment:

•        Merlin is an early-stage company with a history of losses. Merlin has not been profitable historically and may not achieve or maintain profitability in the future.

•        A limited number of customers account for a substantial portion of Merlin’s revenue. If existing customers do not make subsequent purchases from Merlin or renew their contracts with Merlin, or if Merlin’s relationships with its largest customers are impaired or terminated, Merlin’s revenue could decline, and Merlin’s results of operations would be adversely impacted.

•        A significant portion of Merlin’s business depends on sales to the public sector, and Merlin’s failure to receive and maintain government contracts or changes in the government’s contracting or fiscal policies of the public sector could adversely affect Merlin’s business, results of operations, financial condition, and growth prospects.

•        A decline in the U.S. and other government budgets, changes in spending or budgetary priorities, or delays in contract awards have affected and may continue to significantly and adversely affect Merlin’s future revenue and limit Merlin’s growth prospects.

•        The U.S. government may modify, curtail or terminate one or more of Merlin’s contracts, and failure to comply with contract terms or applicable laws and regulations in relation to Merlin’s U.S. government contracts could expose us to penalties or other adverse consequences.

•        Crashes, accidents or incidents of aircraft could have a material adverse effect on our business, financial condition, and results of operations.

•        Merlin is reliant on aviation regulations and certification from regulatory authorities such as the Federal Aviation Administration (the “FAA”) and/or New Zealand Civil Aviation Authority (the “CAA”) and Military Airworthiness authorities to certify Merlin’s technology on aircraft.

•        Regulation by United States and foreign government agencies, including the FAA and CAA, which regulates the civil aviation manufacturing and repair industries in the United States and New Zealand, may increase Merlin’s costs of providing service or require us to change our services.

•        Merlin’s use of open-source software could limit Merlin’s ability to commercialize Merlin’s technology, and subject Merlin to possible claims or proceedings.

•        Merlin’s customers may experience service failures or interruptions due to defects in the software, infrastructure, components or engineering systems that compromise Merlin’s services, or due to errors in product installation, any of which could harm Merlin’s business.

•        The centrality of artificial intelligence technology to Merlin’s services and business exposes us to risks innate to the development of artificial intelligence models and securing intellectual property rights in those models.

•        We have identified material weaknesses in our internal control over financial reporting. If not remediated, or if New Merlin experiences additional material weaknesses in the future or otherwise fails to maintain effective internal controls in the future, New Merlin may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in New Merlin and, as a result, the value of New Merlin Common Stock.

•        Merlin or Merlin’s suppliers may not be able to procure or repair critical hardware components that are required in Merlin’s operations.

•        Merlin depends upon third parties to manufacture equipment components, provide services and install and maintain Merlin’s equipment. If these third parties are unable to manufacture Merlin’s equipment components or provide the applicable services, in each case either temporarily or permanently, such disruptions may have a material adverse effect on Merlin’s business, revenue, financial results and prospects.

•        Merlin or Merlin’s technology suppliers may be unable to continue to innovate and provide services and software that are useful to Merlin’s customers.

•        Competition could result in price reductions, reduced revenue and loss of market position and could harm our results of operations.

•        If Merlin fails to obtain licenses or comply with Merlin’s obligations in these agreements under which Merlin license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, Merlin could lose license rights that are important to Merlin’s business.

•        We are subject to economic uncertainty and capital markets volatility, including as a result of changes in U.S. and foreign government policies, regulatory developments, trade restrictions, tariffs, inflation, interest rates, military conflicts and broader geopolitical instability, any of which could adversely affect our business, results of operations, financial condition and access to capital.

Organizational Structure

The diagram below depicts our organizational structure as of immediately following consummation of the Business Combination:

Corporate Information

Inflection Point was a blank check company incorporated on June 24, 2024 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. On March 16, 2026, Inflection Point domesticated into a Delaware corporation and changed its name to “Merlin, Inc.” in connection with the Domestication. Merlin, Inc. is a holding company whose principal assets are the equity interests it holds in Merlin Labs, Inc.

Our principal executive office is located at 129 South Street, Boston, Massachusetts, 02111. Our telephone number is (617) 226-9968. Our website address is www.merlinlabs.com. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

This prospectus contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). For so long as we remain an emerging growth company, we are permitted, and currently intend, to continue to rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to public companies and file periodic reports with the SEC. These provisions include, but are not limited to:

•        presentation of only two years of audited financial statements and related financial disclosure in our periodic reports and registration statements, including this prospectus, subject to certain exceptions;

•        exemption from the requirement for our registered independent public accounting firm to provide an attestation report on internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (“SOX”);

•        reduced executive compensation disclosures in our periodic reports, proxy statements, and registration statements, including in this prospectus;

•        not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and

•        exemption from the requirement to hold non-binding advisory votes on executive compensation, on the frequency of such votes, and on golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of:

•        December 31, 2029 (the last day of the fiscal year that follows the fifth anniversary of the completion of Inflection Point’s initial public offering);

•        the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion;

•        the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Exchange Act; and

•        the date on which we have issued more than $1.0 billion in non-convertible debt over a three-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

We have elected to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company and may take advantage of certain of the scaled disclosures requirements applicable to smaller reporting companies even after we are no longer an emerging growth company.

THE OFFERING

Issuer	Merlin, Inc.
Securities Being Registered

Up to            shares of Common Stock, consisting of (i) up to            shares of Common Stock issuable upon conversion of            shares of Series A Preferred Stock (assuming, solely for this purpose, a $5.00 conversion price and taking into account accrued interest through March 31, 2026) and (ii) up to            shares of Common Stock that are issuable by us upon the exercise of Series A Warrants.

We are also registering the resale by the selling securityholders of an aggregate of            shares of Common Stock,            shares of Series A Preferred Stock and            Series A Warrants.

Terms of the Offering

The selling securityholders will determine when and how they will dispose of any shares of Common Stock, shares of Series A Preferred Stock and Series A Warrants registered under this prospectus for resale.

Merlin, Inc. Securities Outstanding Before this Offering	• shares of Common Stock • shares of Series A Preferred Stock • Series A Warrants exercisable for up to shares of Common Stock at an initial exercise price of $12.00 per share, subject to adjustment
Merlin, Inc. Securities Outstanding After this Offering	• shares of Common Stock • shares of Series A Preferred Stock • Series A Warrants exercisable for up to shares of Common Stock at an initial exercise price of $12.00 per share, subject to adjustment
Use of Proceeds

All of the shares of Common Stock, shares of Series A Preferred Stock and Series A Warrants offered by the selling securityholders will be sold by them for their respective accounts. We will not receive any of the proceeds from these sales.

The selling securityholders will pay any underwriting fees, discounts, selling commissions, stock transfer taxes, and certain legal expenses incurred by such selling securityholders in disposing of their Common Stock, shares of Series A Preferred Stock and Series A Warrants, and we will bear all other costs, fees, and expenses incurred in effecting the registration of such securities covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, and fees and expenses of our counsel and our independent registered public accountants.

We will receive any proceeds from the exercise of the Series A Warrants for cash, but not from the resale of the shares of Common Stock issuable upon such exercise or exchange. We intend to use the proceeds received from the exercise of the warrants, if any, for general corporate purposes, which may include capital expenditures, potential acquisitions, growth opportunities and strategic transactions. However, we have not designated any specific uses and have no current agreement with respect to any acquisition or strategic transaction. See “Use of Proceeds.”

Risk Factors

See “Risk Factors” beginning on page 10 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the securities being offered by this prospectus.

Material U.S. Federal Tax Considerations for Non-U.S. Holders of Common Stock	For a discussion of material U.S. federal tax consequences that may be relevant to holders of Common Stock, see “Material U.S. Federal Tax Considerations for Non-U.S. Holders of Common Stock.”
Trading Symbols	Our Common Stock is listed and traded on the Nasdaq under the symbol “MRLN”.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information contained in this prospectus, before deciding to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business or results of operations.

Risks Related to Our Business and Industry

We are an early-stage company with a history of losses. We have not been profitable historically and may not achieve or maintain profitability in the future.

We have generated limited revenue and experienced net losses in each year from our inception, including revenue of $7.55 million and $1.23 million, and net losses of $74.78 million and $55.25 million, for the years ended December 31, 2025 and 2024, respectively. We believe we will continue to incur operating losses and negative cash flow in the near-term as we continue to invest significantly in our business, particularly in our R&D efforts as well as sales and marketing programs. These investments may not result in increased revenue or growth in our business.

In addition, as a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. These increased expenditures may make it harder for us to achieve and maintain future profitability. Revenue growth and growth in our customer base may not be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. While we have generated revenue in the past, we have only recently begun to expand our product and service offerings, some of which are expected to generate a substantial portion of our revenue going forward, and it is difficult for us to predict our future operating results. We may incur significant losses in the future for a number of reasons, including due to the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. As a result, our losses may be larger than anticipated, we may incur significant losses for the foreseeable future, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could make it difficult for you to evaluate our current business and our future prospects and have a material adverse effect on our business, financial condition and results of operations.

Our limited operating history and rapid growth make evaluating our current business and future prospects difficult and may increase the risk of your investment.

We are a development stage company with limited commercial operations to date. As such, our business model is dependent on our commencing and expanding commercial operations. We anticipate satisfying our current task order milestones in 2026 pursuant to our Indefinite Delivery/Indefinite Quantity contract with USSOCOM. However, our ability to generate additional revenue under this contract depends on USSOCOM issuing and funding future task orders, which is at the government’s sole discretion. There is no material obligation for the government to purchase our services under the USSOCOM Contract. See the section entitled “Business — USSOCOM Contract.” In addition, our failure to test and finalize the Merlin Pilot in a timely manner could result in us being unable to commercialize our technology on our anticipated timeframe. We currently depend on the U.S. government for funding given that they are our largest customer. To the extent the U.S. government stops supporting the initial development of our technology for military aircraft, our ability to commence and expand commercial operations, including across the civilian sector, will be significantly impaired. Delays in achieving technical milestones or customer acceptance may defer or reduce payments and revenue recognition. Our expected per-aircraft fees and adoption assumptions may not materialize, compressing margins and growth.

Much of our growth has occurred in recent periods. Our limited operating history may make it difficult for you to evaluate our current business and our future prospects, as we continue to grow our business. Our ability to forecast our future operating results is subject to a number of uncertainties, including our ability to plan for and model future growth. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving industries as we continue to grow our business. If our assumptions regarding these uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our business could suffer, and the trading price of our securities may decline. In addition to our revenue model based on product sales, we intend to employ an annual recurring subscription transaction model. There are no assurances that we will be able to secure future business with customers or that our recurring revenue subscription model will be successful on our planned timelines or at all.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected.

A limited number of customers account for a substantial portion of our revenue. If existing customers do not make subsequent purchases from us or renew their contracts with us, or if our relationships with our largest customers are impaired or terminated, our revenue could decline, and our results of operations would be adversely impacted.

We derive a significant portion of our revenue from existing customers that expand their relationships with us. Increasing the number of the deployments of our existing customers is a major part of our growth strategy. We may not be effective in executing this or any other aspect of our growth strategy. To the extent the U.S. government stops supporting the initial development of our technology for military aircraft, our ability to commence and expand commercial operations, including across the civilian sector, will be significantly impaired.

Revenue for the years ended December 31, 2025 and 2024 was generated with a concentration of a small number of customers, primarily with the U.S. government. We do not have customer contracts that have material obligations for our customers to purchase our services. Our customers have no obligation to renew, upgrade, or expand their agreements with us after the terms of their existing agreements expire. In addition, many of our customer contracts permit the customer to terminate their contracts with us with notice periods of varying lengths. If one or more of our customers terminate their contracts with us, whether for convenience, for default in the event of a breach by us, or for other reasons specified in our contracts, as applicable; if our customers elect not to renew their contracts with us; if our customers renew their contractual arrangements with us for shorter contract lengths or for a reduced scope; or if our customers otherwise seek to renegotiate terms of their existing agreements on terms less favorable to us, our business and results of operations could be adversely affected. This adverse impact would be even more pronounced for customers that represent a material portion of our revenue or business operations.

Our ability to renew or expand our customer relationships may decrease or vary as a result of a number of factors, including our customers’ satisfaction or dissatisfaction with our platforms and services, our platforms’ reliability, our pricing, the effects of general economic conditions, competitive offerings or alternatives, or reductions in our customers’ spending levels. If our customers do not renew or expand their agreements with us or if they renew their contracts for shorter lengths or on other terms less favorable to us, our revenue may grow more slowly than expected or decline, and our business could suffer. Our business, financial condition, and results of operations would also be adversely affected if we face difficulty collecting our accounts receivable from our customers or if we are required to refund customer deposits.

Achieving renewal or expansion of deployments may require us to increasingly engage in sophisticated and costly sales efforts that may not result in additional sales. In addition, our customers’ decisions to expand the deployment of our platforms depend on a number of factors, including general economic conditions, the functioning of our platforms, the ability of our employees to assist our customers in identifying new use cases, modernizing their data architectures, achieving success with data-driven initiatives, and our customers’ satisfaction with our services. If our efforts to expand within our existing customer base are not successful, our business may suffer.

We have identified material weaknesses in our internal control over financial reporting. If not remediated, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Common Stock.

In the course of preparing the consolidated financial statements as of December 31, 2025 and 2024, our management determined that we have material weaknesses and significant deficiencies in our internal controls over financial reporting. These material weaknesses primarily relate to matters that are relevant to the preparation of our consolidated financial statements, evaluation of the accounting implications of complex transactions as well as the related valuation of financial instrument implications.

These deficiencies could result in a misstatement of one or more account balances or disclosures potentially leading to a material misstatement to the annual or interim consolidated financial statements which may not be prevented or timely detected and, accordingly, management determined that these control deficiencies constitute material weaknesses.

In order to remediate these material weaknesses, we have taken and plan to take the following actions:

•        Continuing to hire personnel with public company experience and providing additional training for our personnel on internal controls as our company continues to grow;

•        Implementing additional controls and processes that operate at a sufficient level of precision and frequency or that evidence the performance of the control, particularly associated with accounting and reporting of revenue and non-routine, unusual or complex transactions;

•        Implementing processes and controls to better identify and manage segregation of duties;

•        Considering system enhancements to reduce reliance on manual processes; and

•        Engaging an external advisor to assist with evaluating and documenting the design and operating effectiveness of internal controls and assisting with the remediation of deficiencies, as necessary.

We will not be able to fully remediate these material weaknesses until these steps have been completed, have been operating effectively for a sufficient period of time and management has concluded, through testing, that these controls are effective. We and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2025 or any period in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we first report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act.

If not remediated, these material weaknesses could result in material misstatements to our annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If we are unable to assert that our internal control over financial reporting is effective when required, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources. Our remediation efforts may be complicated by our recent transition to operating as a public company and by the accounting, valuation and disclosure requirements associated with our capital structure, including our Series A Preferred Stock, Series A Warrants and other non-routine transactions.

We depend on third parties to provide services and to perform our contractual obligations.

When we act as a prime contractor, we rely on third parties to provide major components and to perform certain services required by our contracts. Disruptions and performance problems caused by our suppliers and subcontractors, or a misalignment between our contractual obligations to our customers and our agreements with our subcontractors and suppliers, could have an adverse effect on our ability to meet our commitments to customers. Our ability to perform our obligations on a timely basis could be adversely affected if one or more of our suppliers or subcontractors are unable to provide the agreed-upon products or materials, perform the agreed-upon services in a timely, compliant and cost-effective manner or otherwise fail to satisfy contractual requirements. The inability of our suppliers or subcontractors to perform could also result in the need to transition to alternate suppliers or subcontractors, which could result in significant incremental cost and delay, or the need for us to provide other supplemental means to support our existing suppliers and subcontractors.

We depend upon subcontractors for a variety of reasons, including: (i) to perform work we would otherwise perform with our employees but are unable to do so as a result of scheduling demands; (ii) to supervise and/or perform certain aspects of the contract more efficiently considering the conditions of the contract; and (iii) to perform certain services that we are unable to do or which we believe can be performed at a lower cost by subcontractors.

We work closely with these subcontractors to monitor progress and address our customer requirements. However, the inability of our subcontractors to perform under the terms of their contracts could cause us to incur additional costs that reduce profitability or result in losses on projects.

Similarly, when we participate as a subcontractor, we are at risk if the prime contractor does not perform its contract.

A significant portion of our business depends on sales to the public sector, and our failure to receive and maintain government contracts or changes in the government’s contracting or fiscal policies of the public sector could adversely affect our business, results of operations, financial condition, and growth prospects.

We derive a significant portion of our revenue from contracts with the U.S. federal government, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. For example, we have historically derived, and expect to continue to derive, a significant portion of our revenue from sales to agencies of the U.S. federal government. Our perceived relationship with the U.S. government could adversely affect our future business prospects in certain non-U.S. geographies or with certain non-U.S. governments.

Sales to such government agencies are subject to a number of challenges and risks. Selling to government agencies can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. We also must comply with laws and regulations relating to the formation, administration, and performance of contracts, which provide public sector customers with rights, many of which are not typically found in commercial contracts.

Accordingly, our business, financial condition, results of operations, and growth prospects may be adversely affected by certain events or activities, including, but not limited to:

•        changes in fiscal or contracting policies or decreases in available government funding;

•        changes in government programs or applicable requirements;

•        restrictions in the grant of personnel security clearances to our employees;

•        ability to maintain facility clearances required to perform on classified contracts for U.S. federal government and foreign government agencies;

•        changes in the political environment, including in connection with transitions in government leadership or administration, or due to ongoing conflicts and heightened geopolitical tensions such as the Russia-Ukraine conflict and related economic sanctions or conflicts in the Middle East, and regional instability and tensions in the Middle East and Latin America (including Venezuela), and any resulting uncertainty, shifts in policy priorities, or changes in the allocation of government funding;

•        changes in the government’s attitude towards the capabilities and services that we offer;

•        changes in the government’s attitude towards us as a company or our platforms as viable or acceptable solutions;

•        appeals, disputes, or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our partners by the government;

•        the adoption of new laws or regulations or changes to existing laws or regulations, including as may relate to the implementation of Artificial Intelligence (“AI”) by federal agencies;

•        budgetary constraints, including automatic reductions as a result of “sequestration” or similar measures and constraints imposed by any lapses in appropriations for the federal government or certain of its departments and agencies, for example in connection with an extended federal government shutdown;

•        influence by, or competition from, third parties with respect to pending, new, or existing contracts with government customers;

•        potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters, and public health concerns or epidemics;

•        increased or unexpected costs or unanticipated delays caused by other factors outside of our control, such as performance failures of our subcontractors;

•        increased or unexpected costs or unanticipated delays due to performance failures by prime contractors on contracts where we are subcontractors; and

•        inability to come to terms with third parties to integrate the Merlin Pilot onto military and commercial aircraft, which may lead to unanticipated delays and costs.

Such events or activities, among others, have caused and could continue to cause governments and governmental agencies to delay or refrain from purchasing our platforms and services in the future, reduce the size or payment amounts of purchases from existing or new government customers, or otherwise have an adverse effect on our business, results of operations, financial condition, and growth prospects.

A decline in the U.S. and other government budgets, changes in spending or budgetary priorities, or delays in contract awards have affected and may continue to significantly and adversely affect our future revenue and limit our growth prospects.

Because we generate a substantial portion of our revenue from contracts with governments and government agencies, and in particular from contracts with the U.S. government and government agencies, our results of operations could be adversely affected by government spending caps or changes in government budgetary priorities, as well as by delays in the government budget process, program starts, or the award of contracts or orders under existing contract vehicles, including as a result of a new U.S. administration. U.S. government spending levels for defense-related and other programs are uncertain and may not be sustained at the levels associated with government fiscal year 2025. In addition, the current administration has stated its intent to evaluate overall government spending, which could impact our business, results of operations, financial condition, and growth prospects. Future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of shifts in spending priorities from defense-related and other programs as a result of competing demands for federal funds and the number and intensity of military conflicts or other factors. In recent years, U.S. government appropriations have been affected by larger U.S. government budgetary issues and related legislation, and the U.S. government has been unable to complete its budget process before the end of its fiscal year, resulting in both governmental shutdowns and continuing resolutions providing only enough funds for U.S. government agencies to continue operating at prior-year levels. Our business, program performance, and results of operations have been and could be impacted by the resulting disruptions to federal government offices, workers, and operations, including risks relating to the funding of certain programs, stop work orders, as well as delays in contract awards, new program starts, payments for work performed, and other actions. We also may experience similar impacts in the event of an extended period of continuing resolutions. Generally, the significance of these impacts will primarily be based on the length of the continuing resolution or shutdown.

The U.S. government also conducts periodic reviews of U.S. defense strategies and priorities which may shift Department of War (“DoW”) budgetary priorities, reduce overall spending, or delay contract or task order awards for defense-related programs from which we would otherwise expect to derive a significant portion of our future revenue. A significant decline in overall U.S. government spending, a significant shift in spending priorities, the substantial reduction or elimination of particular defense-related programs, or significant budget-related delays in contract or task order awards for large programs have affected and could continue to adversely affect our future revenue and limit our growth prospects.

U.S. government contracts are subject to a competitive bidding process, are generally not fully funded at inception, and contain certain terms that may be unfavorable to us, which could result in contracts and opportunities consuming significant resources without generating revenue or profit.

U.S. government contracts typically involve long lead times for design and development and are subject to significant changes in scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program. In addition, U.S. government contracts generally contain provisions permitting termination, in whole or in part, at the government’s convenience. Because a substantial majority of our revenue is dependent on the procurement, performance and payment under our U.S. government contracts, the termination of one or more critical government contracts could have a negative impact on our results of operations and financial condition.

The U.S. government may modify, curtail or terminate one or more of our contracts, and failure to comply with contract terms or applicable laws and regulations in relation to our U.S. government contracts could expose us to penalties or other adverse consequences.

The U.S. government contracting party may modify, curtail or terminate its contracts with us, without prior notice and either at its convenience or for default based on performance. In addition, funding pursuant to our U.S. government contracts may be reduced or withheld as part of the U.S. Congressional appropriations process. Any loss or anticipated loss or reduction of expected funding and/or modification, curtailment, or termination of one or more of our U.S. government contracts could have a material adverse effect on our earnings, cash flow and/or financial position, as well as our access to government testing facilities and/or our ability to secure pre-certification operating experience and/or revenues.

The U.S. government may also audit and investigate contractors and subcontractors; claim rights, including intellectual property rights, in products and data developed under certain contracts; suspend or debar contractors from doing business with the government or a specific government agency; impose U.S. manufacturing requirements for products that embody inventions conceived or first reduced to practice under such agreements; and control or prohibit the export of products.

If the government discovers improper or illegal activities or contractual non-compliance (including improper billing), we may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government. Also, the qui tam provisions of the federal and various state civil False Claims Acts authorize a private person to file civil actions on behalf of the federal and state governments and retain a share of any recovery which can include treble damages and civil penalties. Further, the negative publicity that could arise from any such penalties, sanctions or findings could have an adverse effect on our reputation and reduce our ability to compete for new contracts with both government and commercial clients.

Crashes, accidents or incidents of aircraft could have a material adverse effect on our business, financial condition, and results of operations.

Test flying autonomous aircraft is inherently risky, and crashes, accidents or incidents involving our aircraft or an aircraft flown by the Merlin Pilot system are possible. Operating aircraft is subject to various risks, and we expect demand for our autonomous flight services to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft or an aircraft flown by the Merlin Pilot system. Such accidents or incidents could also have a material impact on our ability to obtain or maintain FAA, CAA, or other regulatory authorities’ certification of our technology and could impact confidence in Merlin Pilot or the autonomous flight industry as a whole, particularly if such accidents were due to a safety issue. Failure to achieve certification for Merlin Pilot could delay or block commercialization. We believe that regulators and the general public are still forming their opinions about the safety and utility of advanced flight control software capabilities. An accident or incident involving either our aircraft, an aircraft flown by the Merlin Pilot system or a competitor’s aircraft while these opinions are being formed could have a disproportionate impact on the longer-term view of the emerging autonomous flight market. Opposition from pilot unions, public stakeholders, or communities could delay approvals and adoption.

Additionally, adverse publicity stemming from actual or alleged behavior of any of our employees or third-party contractors could expose us to significant reputational harm and potential legal liability. A single accident could result in significant liability. The insurance we carry may be inapplicable or inadequate to cover any such matter, in which case we may be forced to bear substantial losses. Any such incident, even if unrelated to the safety of our aircraft or our Merlin Pilot system, could result in passengers being reluctant to use our services, which could adversely impact our business, results of operations, financial conditions and prospects.

Our customers may experience service failures or interruptions due to defects in the software, infrastructure, components or engineering systems that compromise our services, or due to errors in product installation, any of which could harm our business.

Our services may contain undetected defects in the software, infrastructure, components or engineering system. Sophisticated software and applications, such as those adopted and offered by us in connection with or as a part of Merlin Pilot, may contain “bugs” that can unexpectedly interfere with the software and applications’ intended operations. Our communication services may experience outages, service slowdowns or errors from time-to-time. Defects may also occur in components or processes used for our services.

There can be no assurance that we will be able to detect and fix all defects in the hardware, software and services we offer. Failure to do so could result in decreases in sales of our services and software, lost revenues, significant warranty and other expenses, decreases in customer confidence and loyalty, losing market share to our competitors, and reputational harm.

We or our suppliers may not be able to procure or repair critical hardware components that are required in our operations.

Geopolitical events in recent times have caused multiple supply chain disruptions for companies globally. Our business relies on certain critical hardware components such as servos. If we are unable to procure such equipment, or replacement parts (at commercial prices or at all), or they are delayed, our operations may be adversely affected which would likely have a material adverse effect on our business, financial condition, results of operations and prospects. If the manufacturers of such hardware are unable to obtain materials or components themselves, they may experience manufacturing delays or have to cease manufacturing altogether. Supply chain disruptions may also occur from time to time due to a range of factors beyond our control, including, but not limited to, increased costs of labor, freight costs and raw material prices along with a shortage of qualified workers.

The trade policies of the U.S., on one hand, and foreign countries on the other hand, are dynamic at the moment, and trade policies such as export/import restrictions, quotas, or tariffs, changing with either of these countries, or others, may reduce the ability of our suppliers to supply us with the equipment we need, or create a shortage or lack of components necessary for their manufacture.

Uncertainties due to evolving laws and regulations could also impede the ability of a foreign-based company to obtain or maintain permits or licenses required to conduct business in various markets. Changes in any of these policies, laws and regulations, or the interpretations thereof, could have a negative impact on our business.

Such supply chain disruptions have the potential to cause material impacts to our operating performance and financial position if the delivery of equipment for use in our Merlin Pilot systems is delayed.

We may have future capital needs and may not be able to obtain additional financing to fund our capital needs on acceptable terms, or at all.

We expect to continue to incur operating losses for the foreseeable future as we continue to expand and develop, and we may need to raise additional capital within the next twenty-four months. If we are unable to raise additional capital, we may have to significantly delay, scale back or discontinue one or more of our research and development programs. We have evaluated from time to time, and we continue to evaluate, our potential capital needs in light of increasing demand for our services and generally evolving technology in our industry. We may utilize one or more types of capital raising in order to fund any initiative in this regard, including the issuance of new equity securities and new debt securities, including debt securities convertible into our common stock. Our ability to generate positive cash flows from operating activities and the extent and timing of certain capital and other necessary expenditures are subject to numerous variables, such as costs related to execution of our current technology roadmap, including continuing development and deployment of the Merlin Pilot and other future technologies. The market conditions and the macroeconomic conditions that affect the markets in which we operate could have a material adverse effect on our ability to secure financing on acceptable terms, if at all. We may be unable to secure additional financing on favorable terms or at all or our operating cash flows may be insufficient to satisfy our financial obligations under any of the credit facilities and other indebtedness outstanding from time to time.

Our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes may be limited by future credit facilities. In the future, if we are not in compliance with covenants set forth in our credit facilities, we may incur additional indebtedness. Events beyond our control can affect our ability to comply with these requirements.

The terms of any additional financing may limit our financial and operating flexibility. Our ability to satisfy our financial obligations will depend upon our future operating performance, the availability of credit generally, economic conditions and financial, business and other factors, many of which are beyond our control. Furthermore, if financing is not available when needed, or is not available on acceptable terms, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which may have a material adverse effect on our business, financial condition and results of operations. Even if we are able to obtain additional financing, we may be required to use the proceeds from any such financing to repay a portion of our outstanding debt.

If we raise additional funds or seek to reduce our levels of indebtedness through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company. In addition, any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, and we may grant holders of such securities rights with respect to the governance and operations of our business. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Competition could result in price reductions, reduced revenue and loss of market position and could harm our results of operations.

Our services and software are sold in competitive markets. Some of our current or potential future competitors are, or could potentially be, larger, more diversified corporations and have greater financial, marketing, production and research and development resources. As a result, they may be better able to withstand pricing pressures and the effects of periodic economic downturns. Some of our current or future competitors may offer a broader product line or broader geographic coverage to customers. Our business and results of operations may be materially adversely affected if our competitors:

•        develop services and software that are superior to our services and software;

•        develop services and software that are priced more competitively than our services and software;

•        develop methods of more efficiently and effectively providing services; or

•        adapt more quickly than we do to new technologies or evolving customer requirements.

We believe that the principal points of competition in our business are technological capabilities, geographic coverage, price, customer service, product development, conformity to customer specifications, compliance with regulatory certification requirements, quality of support after the sale and timeliness of delivery and installation. Maintaining and improving our competitive position will require continued investment in technology, manufacturing, engineering, quality standards, marketing and customer service and support. If we do not maintain sufficient resources to make these investments or are not successful in maintaining our competitive position, our operations and financial performance will suffer. We may not have the financial resources, technical expertise or support capabilities to continue to compete successfully. Due to our successful entry into autonomous flight services, other competitors could be prompted to enter this business.

We depend upon third parties to manufacture equipment components, provide services and install and maintain our equipment. If these third parties are unable to manufacture our equipment components or provide the applicable services, in each case either temporarily or permanently, such disruptions may have a material adverse effect on our business, revenue, financial results and prospects.

We rely on strategic partners for the integration of our software. If we are required for any reason (including expiration of the contract, termination by one party for material breach or other termination events) to find one or more alternative suppliers, we estimate that the replacement process could cause significant delays to our programs depending upon the component or service, and we may not be able to contract with such alternative suppliers on a timely basis, on commercially reasonable terms, or at all. Finding and contracting with suppliers of some components may be delayed or made more difficult by current suppliers’ ownership of key intellectual property that requires alternative suppliers to either obtain rights to such intellectual property or develop new designs that do not infringe on such intellectual property. In addition, many of our components are highly integrated with other system components, which may further lengthen the time required for an alternative supplier to deliver a component or service that meets our system requirements. If we are not able to continue to engage suppliers with the capabilities or capacities required by our business, or if such suppliers fail to deliver quality products, parts, equipment and services in sufficient quantities or on a timely basis consistent with our inventory needs and production schedule, our business, financial condition and results of operations may be materially adversely affected.

The supply of third-party components and services could be interrupted or halted by a termination of our relationships, a failure of quality control or other operational problems at such suppliers or a significant decline in their financial condition. If we are not able to continue to engage suppliers with the capabilities or capacities required by our business, or if such suppliers fail to deliver quality products, parts, equipment and services on a timely basis consistent with our schedule, our business, financial condition and results of operations may be materially adversely affected.

We may fail to recruit, train and retain the highly skilled employees that are necessary to remain competitive and execute our growth strategy.

Competition for key technical personnel in high-technology industries such as ours is intense. We believe that our future success depends in large part on our continued ability to hire, train, retain, and leverage the skills of qualified engineers and other highly skilled personnel needed to continue to develop our artificial intelligence, autonomous flight, and related technologies. We may not be as successful as our competitors at recruiting, training, retaining, and utilizing these highly skilled personnel. Any failure to recruit, train, and retain highly skilled employees may have a material adverse effect on our business.

We depend on the continued service and performance of our key personnel, including Matt George, our CEO and President. Such individuals have acquired specialized knowledge and skills with respect to the Company and its operations. As a result, if any of our key personnel were to leave Merlin Labs, we could face substantial difficulty in hiring qualified successors and could experience a loss of productivity while any such successor obtains the necessary training and expertise. We do not maintain key man insurance on any of our officers or key employees. In addition, much of our key technology and systems is custom-made for our business by our personnel. The loss of key personnel, including key members of our management team, could disrupt our operations and may have a material adverse effect on our business.

Adverse economic conditions, including economic slowdowns, may have a material adverse effect on our business.

We cannot predict the nature, extent, timing or likelihood of any economic slowdown or the strength or sustainability of any economic recovery, worldwide, in the United States or in the aviation industry. Negative conditions in the general economy both in the United States and globally, including conditions resulting from changes in gross domestic product growth, declines in consumer confidence, tariffs, labor shortages, inflationary pressures, rising interest rates, and financial and credit market fluctuations could cause a decrease in business investments, including spending on air travel and otherwise, and could materially and adversely affect the growth of our business.

In addition, geopolitical risks, including those arising from political turmoil, trade tension and/or the imposition of trade tariffs, terrorist activity and acts of civil or international hostility, are increasing. For instance, the ongoing military conflict between Russia and Ukraine and the conflicts in the Middle East have had negative impacts on the global economy and created uncertainty in the global capital markets and are expected to have further global economic consequences, including disruptions of energy markets. Further, other events outside of our control, including natural disasters, climate change-related events and regional or global outbreaks of contagious diseases, may arise from time to time and be accompanied by governmental actions that may increase international tension. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel and supply chains), loss of life and property damage, and may materially and adversely affect the global economy or capital markets, as well as our business and results of operations. If conditions of the general economy or markets in which we operate worsen from present levels, it could lead to a decrease in air travel and cause owners and operators of business aircraft to cut costs by reducing their purchases or use of private aircraft. Should an economic slowdown occur in the U.S. or globally, our business and results of operations may be materially adversely affected.

We may be unsuccessful at evaluating or pursuing strategic opportunities, which could adversely affect our revenue, financial condition and results of operation.

Our management continuously assesses whether shareholder value would be increased by engaging in strategic and/or financial relationships, transactions or other opportunities, including those that are suggested to us by third parties. There can be no assurance that we will pursue any strategic or financial relationship, transaction or other opportunity, the outcome of which is inherently uncertain. Further, the process of evaluating and pursuing any such relationship, transaction or other opportunity will involve the dedication of significant resources and the incurrence of significant costs and expenses. If we are unable to mitigate these or other potential risks relating to assessing and undertaking strategic opportunities, it may disrupt our business or adversely impact our revenue, financial condition and results of operation.

Risks Related to Our Technology and Intellectual Property

Our business, financial condition, and reputation could be adversely affected if we or any subcontractors, third party suppliers or service providers suffer service interruptions or delays, technology failures, data security incidents, compromises to controlled or sensitive information, damage to equipment or system disruptions or other failures arising from, among other things, force majeure events, cyber-attacks or other malicious activities.

To conduct our business, we rely heavily on the integrity and performance of hardware, network infrastructure, the internet and our information systems (both internal and provided by third parties) (collectively, “IT Systems”). We and certain of our third-party service providers collect, maintain and process data about employees, business partners and others, including information about individuals, as well as proprietary information belonging to our business (collectively “Confidential Information”). If we experience frequent IT System failures that affect our operations, then our reputation, brand and customer retention could be harmed, and such failures could be material breaches of our customer contracts or regulatory requirements resulting in termination rights, penalties or claims for damages.

Our operations and services depend upon the extent to which our and our subcontractors’, suppliers’ or service providers’ IT Systems are protected against compromise, damage or interruption from a disaster. A natural catastrophe, epidemic, pandemic, industrial accident, blackout, telecommunication failure, terrorist attack, or war, or unanticipated problems with our or a critical third party’s disaster recovery systems, could cause IT Systems to be inaccessible to our employees or customers or destroy valuable data. In addition, in the event that a significant number of our managers were unavailable following a disaster, our ability to effectively conduct business could be severely compromised. These interruptions also may interfere with our suppliers’ ability to provide goods and services and our employees’ ability to perform their job responsibilities. Unanticipated problems with, or failures of, our disaster recovery systems or business continuity plans could have a material impact on IT Systems or ability to conduct business and on our results of operations and financial condition.

Despite security measures, our IT Systems may be vulnerable to attacks by external parties or may be compromised due to employee error, malfeasance, hardware or software defects or other disruptions. We may in the future experience service interruptions, service delays or technology or systems failures, which may be due to factors beyond our control. Additionally, we and many of our critical third-party service providers, like other commercial entities, have been, and will likely continue to be, subject to a variety of forms of cyberattacks on our IT Systems, attempts to gain unauthorized access to data and disruptions to our operations. These include, but are not limited to, cyberattacks, social-engineering (e.g., phishing) attacks, credential stuffing and account takeover, malware, ransomware or other extortion tactics, denial of service attacks, and other IT System-related penetrations. Hardware, software or applications developed by us or received from third parties may contain exploitable vulnerabilities, bugs, or defects in design, maintenance or manufacture or other issues that could compromise information or IT Systems. These attacks can originate from a wide variety of sources/malicious actors, including, but not limited to, persons who constitute an insider threat, who are involved with organized crime, or who may be linked to terrorist organizations or hostile foreign governments. Those and other parties may also attempt to fraudulently induce employees, customers, or other users of our systems to disclose sensitive information in order to gain access to our data or IT Systems or that of our customers or clients through social engineering, phishing, mobile phone malware, and other methods.

There is no assurance that administrative, physical, and technical controls and other preventive actions taken to reduce the risk of cyberattacks or other security incidents will completely or sufficiently protect our IT Systems and data. Cyberattacks are expected to accelerate on a global basis with threat actors becoming increasingly sophisticated in using techniques, including artificial intelligence, that are able to circumvent security controls, evade detection, and even remove forensic evidence. As a result, we may be unable to anticipate, prevent, detect, investigate, contain or recover from future attacks and incidents in a timely or effective manner. If we or critical third parties fail to prevent, detect, address and mitigate such attacks and incidents, it may impede or interrupt our business operations and could adversely affect our business, reputation, financial condition and results of operations.

Regulators, customers, or others may take action against us for any cybersecurity failures. Our continuous technological evaluations and enhancements, including changes designed to update our protective measures, may increase our risk of a breach or gap in our security. Regulators’ and others’ scrutiny of cybersecurity compliance, including in connection with new and developing laws and regulations, is increasing. This, in turn, could increase our compliance costs and operational burdens, especially as regulatory and legislative focus on cybersecurity matters intensifies. For example, as a contractor to the DoW, we are subject to the National Institute of Standards and Technology Special Publication 800-171 and other DoW cybersecurity requirements. In addition, we are subject to the Cybersecurity Maturity Model Certification (“CMMC”) requirement, which requires all contractors to, depending on the level of security required, perform a self-assessment or receive specific third-party cybersecurity certifications to be eligible for contract awards. Any failure to comply with these requirements could restrict or eliminate our ability to bid for, be awarded and perform on DoW contracts. The DoW expects that all new contracts will be required to comply with the CMMC by 2026, and initial requests for information and for proposals have already begun. We are in the process of evaluating our readiness and preparing for the CMMC. We will also be required to go through a CMMC recertification or new self-assessment process periodically, depending on the level of security required. In addition, any obligations that may be imposed on us under the CMMC may be different from, or in addition to, those otherwise required by applicable laws and regulations, which may cause additional expense for compliance. To the extent we, or our subcontractors or other third parties on whom we rely are unable to achieve certification in advance of contract awards that specify the requirement, we may be unable to bid on contract awards or follow-on awards for existing work with the DoW, which could materially and adversely affect our results of operations, financial condition, business and prospects. Failure to comply with these requirements may also subject us to bid protest challenges for the award of new contracts or False Claims Act allegations claiming damages to the government based on such non-compliance.

As our business grows, we may also be subject to certain laws, regulations and other requirements under state, federal and international laws relating to the privacy, security and handling of personal information. The application and interpretation of such requirements are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, these requirements may be either unclear in their interpretation and application, or they may have inconsistent or conflicting requirements with each other. Further, there has been a substantial increase in legislative activity and regulatory focus on data privacy and security, including in relation to cybersecurity incidents. It is possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes or change our handling of Confidential Information and business operations. In addition, any failure or perceived failure by us to comply with laws, regulations and other requirements could result in legal claims or proceedings (including class actions), regulatory investigations, enforcement actions or fines and penalties. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

We or our technology suppliers may be unable to continue to innovate and provide services and software that are useful to our customers.

The market for our services is characterized by evolving technology, changes in customer needs and performance expectations, and frequent new service and product introductions. Our success will depend, in part, on our and our suppliers’ ability to continue to enhance existing technology and services or develop new technology and services on a timely and cost-effective basis. If we or our suppliers fail to adapt quickly enough to changing technology, customer requirements and/or regulatory requirements, our business and results of operations may be materially adversely affected. We expect to have to invest significant capital to keep pace with innovation and changing technology, and if the amount of such investment exceeds our plans or the amount of investment permitted under any future credit arrangements, it may have a material adverse effect on our results of operations.

As is common in industries like ours, changing technology may result in obsolescence as we implement new technologies and retire old technologies. As we encounter such obsolescence, we must ensure that we have a sufficient supply of parts and equipment compatible with our existing technology, as well as access to maintenance, repair and other critical support services, until the transition is completed. Certain suppliers may determine to stop manufacturing and supplying end-of-life parts, products and equipment, or may stop providing related services, prior to completion of our transition. In the event that we are unable to obtain sufficient inventory from our existing suppliers, we would be required to engage new suppliers who have access to the intellectual property required to manufacture and support components that meet our specifications, and we may be unable to contract with such suppliers on commercially reasonable terms, or at all. We have implemented policies and procedures intended to ensure that we timely anticipate technology and product transitions and have access to sufficient inventory and services, but if such policies prove ineffective and we are unable to continue to engage suppliers with the capabilities or capacities required by our business to effect a transition, or if such suppliers fail to deliver quality products, parts, equipment and services in sufficient quantities or on a timely basis consistent with our schedule, our business, financial condition and results of operations may be materially adversely affected. In addition, following our retirement of end-of-life technologies, we may find that we have either obsolete or excess inventory on hand and might have to write off unusable inventory, which could have a material adverse effect on our results of operations.

If we fail to obtain licenses or comply with our obligations in these agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are party to intellectual property license agreements that are important to our business and expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future license agreements will impose, various obligations on us.

We may need to obtain licenses from third parties to advance our research or allow commercialization of our services and software, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our services or software, which could harm our business significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our future services and software, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

If we are unable to maintain, protect or enforce our intellectual property rights, it may have a material adverse effect on our business, revenue, financial results and prospects.

We rely on trademark, copyright, patent and trade secret law, and contracts (such as confidentiality agreements with our employees, vendors, customers and others) to establish and protect our intellectual property rights. The laws underlying the protections secured through such intellectual property rights are subject to change at any time, and certain agreements may not be fully enforceable, which could restrict our ability to protect our intellectual property rights.

We rely on our trademarks to distinguish our services from those of our competitors and have registered, applied to register, or anticipate registering many of these trademarks, including “MERLIN” and the Merlin Bird Logo. Third parties may oppose our applications or otherwise challenge our use of our registered and unregistered trademarks. If our trademarks are successfully challenged and we lose the right to use those trademarks, we could be forced to rebrand our services, which could result in loss of brand recognition and require us to devote resources to developing new brands. Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademark rights if they are infringed or otherwise violated.

We also rely on trade secret protection for our unpatented proprietary technology to preserve our position in the market. To protect our trade secrets and other proprietary information, we typically require employees, consultants and others to whom we grant access to the information to enter into confidentiality agreements. However, we cannot assure you that we have entered into these agreements with everyone who has access to our proprietary information, that the agreements will provide meaningful protection in the event of any unauthorized use, misappropriation or disclosure of our proprietary information, and that the agreements will not be breached. If we are unable to maintain the proprietary nature of our technologies, our prospects, financial condition, and results of operations could be harmed. Also, trade secret laws do not generally prevent others from independently developing the same or similar technology to ours without improperly accessing or using our proprietary information.

We have applied for and obtained patent protection relating to certain of our proprietary technologies, and we expect to continue to apply for additional patent protection. However, we cannot assure you that our patent applications will be issued as patents, or that any of our issued patents will be of sufficient scope or strength to provide us with meaningful protection or commercial advantage. Further, our issued patents could be challenged, invalidated, rendered unenforceable or circumvented by others. If we fail to obtain issuance of patents, or our patent claims or other intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the patent protections afforded our proprietary technologies could be impaired. Such impairment could harm our ability to market our services and software, negatively affect our competitive position and harm our business and operating results, including by requiring us to re-design our affected technologies. Competitors may develop and obtain patent protection for more effective designs, methods, processes or other technologies. Also, patent applications in the U.S. typically are not published for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind the discoveries, we cannot be certain that we will be the first to file patent applications on inventions that we conceive, or that the inventions have not been conceived by others without our knowledge. We cannot assure you that we will learn of all instances of infringement, and even if we become aware of infringement, we cannot assure you that we will have adequate resources to enforce our patents.

Despite our efforts to protect our intellectual property, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that our intellectual property is invalid or unenforceable, or that they do not infringe upon our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or may take in the future in an effort to prevent infringement, misappropriation or other violations may be unsuccessful. Litigation is costly and uncertain and diverts management attention and other resources.

Patent, trademark, trade secret and other intellectual property laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as they are protected in the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States. Failure to adequately protect or enforce our intellectual property rights, which on a global scale may be prohibitively expensive, could result in our competitors offering similar services, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, financial condition, results of operations, cash flow and prospects.

In order to commercialize certain of our services, we may also license patents, as well as unpatented technology, owned by third parties in exchange for royalty payments and our performance of other obligations. Our breach of any of these licenses may expose us to termination of the license, financial liability or legal claims, and the termination of any of the licenses could require us to cease making, using or selling services that exploit the patented technology. In the future, we may not be able to secure rights, on reasonable terms, or at all, to any improvements to the patented inventions that we license. Any of the foregoing may result in a loss of competitive advantage, decrease in our revenue, or increase in our operating expenses, or otherwise adversely affect our prospects, financial condition, and results of operations.

We may be subject to claims that we infringe third party intellectual property rights, which could result in significant costs and materially adversely affect our business and results of operations.

In recent years, there has been substantial intellectual property litigation in the autonomous navigation and related industries. We may in the future face claims that we are violating third-party intellectual property rights, particularly as we expand our business and the services that we offer. As our public profile increases, the possibility of third parties asserting their intellectual property rights against us grows. Our competitors and others may now and in the future have significantly larger patent portfolios than us.

While we try to avoid infringing the intellectual property rights of others, we may unknowingly do so. Any claims of patent or other intellectual property infringement, even those without merit, could be expensive and time-consuming to defend, cause us to cease making, using or selling services that incorporate or otherwise use the asserted intellectual property, require us to redesign, reengineer, or rebrand our services if feasible, and impair our ability to retain customers or attract prospects. Third parties may assert their intellectual property rights against our customers, which could cause us financial and reputational harm, and cause us to lose customers and prospects. Claims of intellectual property infringement, misappropriation or other violation brought against us or our customers may require us to license third-party intellectual property. Any licensing agreements, if required, may not be available to us on acceptable terms, if at all. A successful claim of infringement against us, or the settlement of an infringement claim, could result in us being required to pay significant damages, enter into costly license agreements, or cease making, using, or selling certain services. Any of these events could materially adversely affect our business, financial condition, and results of operations.

Certain of our suppliers do not indemnify us for third-party claims that our use of the supplier’s technology infringes or otherwise violates third-party intellectual property rights, and we may be liable for such claims. Performance of our intellectual property indemnification obligations and our lack of protection from our suppliers for third-party infringement claims against us may have a material adverse effect on our business and financial condition.

Our use of open-source software could limit our ability to commercialize our technology, and subject us to possible claims or proceedings.

Open-source software is software made available to the public under the terms of an open-source software license, and typically in source code form. Some open-source licenses require as a condition of their distribution that software that is combined with the open-source software and distributed or made available to third parties must be distributed or offered in source code form under the terms of the applicable open-source license. We use open-source software and may not have identified all such open-source software and cannot guarantee that we are in full compliance with the terms of the applicable open-source software licenses. Depending on how we use open-source software and the licenses applicable to it, we could be required to distribute or offer the source code of portions of our proprietary software to recipients of our services for no cost and/or allow the recipients to create derivative works, and the recipients could further license those portions to others, including to competitors. If a licensor of open-source software that we use alleges that we have not complied with the terms and conditions of the applicable license, we may be required to defend the allegations, pay significant damages, cease distributing or making available the software that uses the open-source software, obtain a proprietary or commercial license agreement from the licensor, re-engineer our software, or comply with the terms and conditions of the applicable license. Any of these events could have a material adverse effect on our business.

Material defects or errors in our software, firmware or hardware may damage our reputation, result in claims against us, and impair our ability to sell our services.

Our services rely on complex systems and components that could contain errors or defects. We rely on independent contractors, software vendors, manufacturers and other suppliers to develop, manufacture and supply software, firmware and hardware for these systems and components, any of which may exhibit errors, misconfiguration, bugs, or other design or manufacturing defects. Although we typically have support agreements and other protections in our agreements with these vendors and suppliers, our recourse under the agreements may be insufficient to compensate us for damage or liability that we suffer in the event that the components are faulty or failure to perform in accordance with the expectations of our users and customers. Moreover, maintenance and upgrade of our technologies may be labor and cost-intensive, including due to the geographic coverage of our network, the complexity of the technologies involved, and the need to test them extensively prior to operation. Moreover, aircraft operators use our Merlin Pilot service to autonomously aviate, navigate and communicate with air traffic control and aircraft and other activities that may be mission or safety critical. If errors or defects in our technology impairs the operation of an aircraft or results in damage to an aircraft, loss of or damage to property, serious injury or death could result. Any of these events could expose us to claims and significant liability, result in revocation of regulatory approvals, adversely affect our financial condition and results of operations, and imperil the ongoing operation of our business.

The centrality of artificial intelligence technology to our services and business exposes us to risks innate to the development of artificial intelligence models and securing intellectual property rights in those models.

We use AI, machine learning, and automated decision-making technologies, including proprietary AI and machine learning algorithms and models (collectively, “AI Technologies”), throughout our business, and we are making significant investments in this area. For example, AI Technologies form the core of our autonomous flight and related technologies.

We expect that increased investment will be required in the future to continuously improve our proprietary AI Technologies and the use thereof. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of our investments in such technologies will always enhance our services or be beneficial to our business, including our efficiency or profitability.

In particular, if the models underlying our proprietary AI Technologies are: incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, then the performance of our services, software and business, as well as our reputation, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims.

With respect to our services and software that incorporate our proprietary AI Technologies, the market for such services and software is rapidly evolving and unproven in many industries, including our own, and important assumptions about the characteristics of targeted markets, pricing, sales cycles, cost, performance, and perceived value associated with our services and software may be inaccurate. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. In addition, market acceptance and consumer perceptions of services and software that incorporate our proprietary AI Technologies are uncertain. Our failure to successfully develop and commercialize our services and software involving our proprietary AI Technologies could depress the market price of our stock and impair our ability to: raise capital; expand our business; provide, improve and diversify our product offerings; continue our operations and efficiently manage our operating expenses; and respond effectively to competitive developments.

In addition to our proprietary AI Technologies, we use AI Technologies licensed from third parties in our technologies and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI Technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers, and our business will be harmed. In addition, to the extent any third party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

We are in varying stages of development in relation to our proprietary AI Technologies. The continuous development, maintenance and operation of our proprietary AI Technologies is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. For instance, the models underlying our proprietary AI Technologies can experience decay (also known as “model drift”) in which its performance and accuracy decrease over time without further human intervention to correct such decay.

We may not be successful in our ongoing development and maintenance of these technologies in the face of novel and evolving technical, reputational and market factors. Our efforts to develop proprietary AI models could increase our operating costs. Our ability to develop proprietary AI models may be limited by our access to processing infrastructure or training data, and we may be dependent on third-party providers for such resources.

Certain of the data that we use in developing our proprietary AI Technologies may be (or in the future may need to be) licensed from third parties, and we are dependent upon our ability to obtain necessary data licenses within appropriate time frames and on commercially reasonable terms, and such third parties’ assurances that such data was obtained and provided to us lawfully. Our data suppliers may withhold their data from us in certain circumstances, for example: if there is a competitive reason to do so; if we breach our contract with a supplier; if they are acquired by one of our competitors; or if new laws or case law restrict the use or dissemination of the data they provide. Additionally, we could terminate relationships with our data suppliers if they fail to adhere to our data quality, vendor or other standards. If a substantial number of data suppliers were to withdraw or withhold their data from us, or if we sever ties with our data suppliers based on their inability to meet our standards, our ability to provide services and software to our customers, and our revenue prospects, could be materially adversely impacted.

A number of aspects of intellectual property protection in the field of AI and machine learning are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems and relevant system input and outputs. If we fail to obtain protection for the intellectual property rights concerning our AI Technologies or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products which could adversely affect our business, reputation and financial condition.

Given the long history of development of AI Technologies, other parties may have (or in the future may obtain) patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our own AI Technologies.

We may use AI Technologies, including tools provided by third parties, to develop or assist in the development of our own software code. While use of such tools makes our development process more efficient, AI Technologies have sometimes generated content that is “substantially similar” to proprietary or open-source code on which the AI tool was trained. If the AI Technologies we use generate code that is too similar to other proprietary code, or to software processes that are protected by patent, we could be subject to intellectual property infringement claims. We may also not be able to anticipate and detect security vulnerabilities in such AI generated software code. If our tools generate code that is too similar to open-source code, we risk losing protection of our own proprietary code that is commingled with such code. Finally, to the extent we use third-party AI Technologies to develop software code, the terms of use of these tools may state that the third-party provider retains rights in the generated code.

Risks Related to Litigation and Regulation

We are reliant on aviation regulations and certification from regulatory authorities such as the FAA and/or the CAA and Military Airworthiness authorities to certify our technology on aircraft.

We may experience delays and additional costs to receive one or more of these certifications in order for us to operate aircraft using our technology. We may be unable to obtain or maintain relevant regulatory approvals for the commercialization or operation of our aircraft technologies or services, either in the United States or in foreign markets.

The commercialization of new aircraft and the operation of autonomous flight services require certain regulatory authorizations and certifications, including Type Certification, Production Certification and an air carrier certificate issued by the FAA under Part 119 with Part 135 operations specifications. While we have received our Part 135 Air Carrier Certificate and anticipate being able to obtain the remaining required authorizations and certifications, we may be unable to do so on the timeline we project, or at all. Circumstances outside of our control could delay the receipt of our required certifications. For example, FAA staffing depends, in large part, on the annual appropriations process and the agency’s ability to retain and recruit sufficient resources with relevant experience and expertise. Failure to pass an annual appropriation bill has in the past resulted in temporary government shutdowns. A future shutdown, or a failure by Congress to pass an FAA reauthorization bill (or extension) could delay the rulemaking and certification process. Additionally, recent focus on reducing the size of the federal workforce could negatively impact the availability of resources within the FAA which could delay our progress towards certification.

We are also pursuing certification of our aircraft and approval to operate our services in other countries. While many of these countries have established processes for validating a type certificate issued by the FAA, others, such as the UAE, are developing new processes to leverage our work with the FAA and provide a path for approval of initial operations that could precede type certification in the United States. The regulatory agencies charged with granting approval for our aircraft and our services in other countries may be subject to many of the same funding and staffing risks that exist in the United States. Additionally, pursuing certification and operations outside the United States is subject to additional risks, including regulatory regimes that may be less familiar to us or may have less experience in certifying and approving new and novel aircraft. If we fail to obtain any of the required authorizations or certificates, or do so in a timely manner, or any of these authorizations or certificates are modified, suspended or revoked after we obtain them, we may be unable to launch our commercial service or do so on the timelines we project and may have an adverse impact on our business, financial condition and results of operations.

Regulation by United States and foreign government agencies, including the FAA and CAA, which regulates the civil aviation manufacturing and repair industries in the United States and New Zealand, may increase our costs of providing service or require us to change our services.

Any inability to obtain, delay in obtaining (including as a result of a government shutdown or funding shortages), or change in, needed FAA certifications, authorizations, or approvals, could have an adverse effect on our ability to meet our research & development, installation commitments, manufacture and sell parts for installation on aircraft, or expand our business. Following installation of our equipment, if we were to discover that our equipment or components of our equipment were not in compliance with the FAA’s requirements, or if the FAA’s requirements changed, our non-compliance could result in our incurring material costs to inspect and modify or replace such equipment, and could result in our system being turned off or installed aircraft being grounded. If we fail to comply with the FAA’s many regulations and standards that apply to our activities, we could lose the FAA certifications, authorizations, or other approvals on which our research & development, manufacturing, installation, maintenance, preventive maintenance and alteration capabilities are based. In addition, from time to time, the FAA or comparable foreign agencies adopt new regulations or amend existing regulations. The FAA could also change its policies regarding the delegation of inspection and certification responsibilities to private companies, which could adversely affect our business. To the extent that any such new regulations or amendments to existing regulations or policies apply to our activities, our compliance costs would likely increase. Software updates and feature changes may trigger re-certification, delaying deployment and increasing costs.

Adverse decisions or regulations of these U.S. and foreign regulatory bodies may have a material adverse effect on our business and results of operations. We are unable to predict the impact of regulations and other policy changes that could be adopted by the various governmental entities that oversee portions of our business.

A shifting regulatory framework governing use of AI in the United States and abroad may hinder our ability to develop, maintain, or deploy the technologies at the core of our business.

The regulatory framework for AI Technologies is rapidly evolving as many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect the operation of our AI Technologies or could be rescinded or amended as new administrations take differing approaches to evolving AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet completely determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations.

Already, certain existing legal regimes (e.g., relating to data privacy) regulate certain aspects of AI Technologies, and new laws regulating AI Technologies have either entered into force in the United States and the EU in 2025 or are expected to enter into force in 2026.

It is also possible that further new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or that existing laws and regulations, including competition and antitrust laws, may be interpreted in ways that would limit our ability to use AI Technologies for our business, or require us to change the way we use AI Technologies in a manner that negatively affects the performance of our services, software and business and the way in which we use AI Technologies. Further, the cost to comply with such laws, regulations, and decisions could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI Technologies). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could adversely affect our business, financial condition and results of operations.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions around the world. The FCPA, the Bribery Act and similar applicable laws generally prohibit companies, their officers, directors, employees and third-party intermediaries, business partners and agents from making improper payments or providing other improper things of value to government officials or other persons. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and other third parties where we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, resellers and agents, even if we do not explicitly authorize such activities. While we have policies and internal controls to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. To the extent that we learn that any of our employees, third-party intermediaries, agents, or business partners do not adhere to our policies, procedures, or internal controls, we are committed to taking appropriate remedial action. In the event that we believe or have reason to believe that our directors, officers, employees, third-party intermediaries, agents, or business partners have or may have violated such laws, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances. Detecting, investigating and resolving actual or alleged violations can be extensive and require a significant diversion of time, resources and attention from senior management. Any violation of the FCPA, the Bribery Act, or other applicable anti-bribery, anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, fines and penalties, all of which may have a material adverse effect on our business, financial condition and results of operations.

Expenses, liabilities or business disruptions resulting from litigation could adversely affect our results of operations and financial condition.

Our operations are characterized by the use of new technologies and services across multiple jurisdictions that implicate various statutes and a range of rules and regulations that may be subject to broad or creative interpretation. This may result in litigation, including class action lawsuits, the outcome of which may be difficult to assess or quantify due to the potential ambiguity inherent in these regulatory schemes and/or the nascence of our technologies and services. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our services and software, or require us to pay significant monetary damages, which may have a material adverse effect on our results of operations. From time to time, we may also be subject to other claims or litigation in the ordinary course of our business, including, for example, claims related to employment matters.

In addition, costly and time-consuming litigation could be necessary to enforce our existing contracts and, even if successful, may have a material adverse effect on our business. In addition, litigation by or against any customer or supplier could have the effect of negatively impacting our reputation and goodwill with existing and potential customers and suppliers.

Risks Related to Our Securities

Sales of a substantial number of our securities in the public market by the selling securityholders and/or by our existing securityholders could cause the price of our shares of Common Stock to fall.

Sales, or the perception of potential sales, of a substantial number of shares of our common stock, shares of Series A Preferred Stock, Series A Warrants and/or shares issuable upon conversion or exercise thereof by the selling securityholders and/or by our existing securityholders could cause the market price of our common stock to decline. This risk may be heightened because certain selling securityholders acquired, or have the right to acquire, securities at prices significantly below the current market price of our common stock and therefore may have an incentive to sell even if public investors experience losses on their investment.

The selling securityholders can sell, under this prospectus, (a) up to            shares of Common Stock issuable upon the conversion of            shares of Series A Preferred Stock and (b) up to            shares of Common Stock issuable upon the exercise of the Series A Warrants at an exercise price of $            . Depending on the price, the public securityholders may have paid significantly more than the selling security holders for any shares they may have purchased in the open market based on variable market price.

Sales of a substantial number of our shares of Common Stock in the public market by the selling securityholders and/or by our other existing securityholders, or the perception that those sales might occur, could depress the market price of our Common Stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Common Stock.

The sale of all the securities being offered in this prospectus could result in a significant decline in the public trading price of our securities. Despite such a decline in the public trading price, some of the selling securityholders may still experience a positive rate of return on the securities they purchased due to the differences in the purchase prices described elsewhere in this prospectus.

The Charter designates certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

The Charter provides that, unless we consent in writing to an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware or, in the event that the Chancery Court does not have jurisdiction, a state court located within the State of Delaware or the federal district court for the District of Delaware, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of, or a claim based on, fiduciary duty owed by any current or former directors, officers, and employees of Merlin, Inc. to it or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Charter or the Bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Chancery Court having personal jurisdiction over the indispensable parties named as defendants therein (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. The Charter further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. is the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act (the “Federal Forum Provision”). This provision in the Charter does not address or apply to claims that arise under the Exchange Act; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. To the extent these provisions could be construed to apply to such claims, there is uncertainty as to whether a court would enforce such provisions in connection with such claims, and stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in the Charter.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, the forum selection clauses may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Chancery Court and the federal district courts of the U.S. may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

The Charter also requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought in the Chancery Court or, if that court does not have jurisdiction, a state court located within the State of Delaware or the federal district court for the District of Delaware.

The Certificate of Designation for our Series A Cumulative Convertible Preferred Stock and Warrants each contain “full ratchet” anti-dilution provisions applicable to the conversion price and exercise price, respectively, which may result in a greater number of shares of Common Stock being issued upon conversions or exercises of the Series A Preferred Stock and Warrants.

The Certificate of Designations of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock and the Series A Investor Warrant each include “full ratchet” anti-dilution adjustments to, respectively, the conversion price and the exercise price, subject to customary “Exempt Issuance” carve-outs and an aggregate $500,000 capital-raising threshold following Closing. As a result, upon any non-exempt issuance of equity or equity-linked securities at an effective price per share below the then-applicable conversion or exercise price, such price is reduced to the new issuance price (subject to other stated adjustments), which may increase the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock or exercise of the Warrants. The initial exercise price of the Warrants is $12.00 per share of Common Stock, and when the exercise price is reduced, the number of shares underlying the Warrants increases proportionately so that the aggregate exercise price payable immediately before and after the adjustment remains the same. Because the Series A Preferred Stock votes together with the Common Stock on an as-converted basis, any reduction in the conversion price immediately dilutes the voting percentage of holders of Common Stock even if no conversion occurs.

Further, it is possible that we will not have a sufficient number of available shares to satisfy the conversion of the Series A Preferred Stock and exercise of the Warrants if the applicable conversion price or exercise price is reduced. If we do not have a sufficient number of available shares for such conversions or exercises, we will be required to increase our authorized shares, which may not be possible and will be time-consuming and expensive.

There may not be an active trading market for our Common Stock, which may make it difficult to sell our shares of Common Stock.

An active trading market for our Common Stock may not be sustained. If an active trading market for our Common Stock is not sustained, you may not be able to sell your shares at an attractive price or at all. Furthermore, an inactive market may also impair our ability to raise capital by selling our shares of Common Stock in the future, and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of Common Stock as consideration.

The requirements of being a public company in the U.S. may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that result from being a public company in the U.S. may be greater than we anticipate.

Requirements associated with being a public company in the United States require significant resources and management attention. We are subject to certain reporting requirements of the Exchange Act, and the other rules and regulations of the SEC, and Nasdaq. We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, these rules and regulations have made it, and may continue to make it, more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our Board. In addition, as a public company, we are required to provide a report from management on our internal control over financial reporting that includes an assessment of the effectiveness of these controls. Internal control over financial reporting has inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate because of changed conditions and fraud. Because of these inherent limitations, internal control over financial reporting might not prevent or detect all misstatements. If we cannot provide reliable financial reports or prevent fraud and errors in our financial statements, our reputation and operating results could be materially adversely affected. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, complying with rules and regulations and the increasingly complex laws pertaining to public companies requires substantial attention from our senior management, which could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, results of operations and financial condition. We are also hiring additional personnel to support our financial reporting function and may face challenges in doing so.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline. The market values of these securities at the time of the Business Combination could have varied significantly from their prices on the date the Business Combination Agreement was executed, the date of this prospectus, or the date on which Inflection Point’s shareholders voted on the Business Combination. Because the number of shares issued pursuant to the Business Combination Agreement was based on the per share value of the amount in the Trust Account and was not adjusted to reflect any changes in the market price of Inflection Point Class A Ordinary Shares, the market value of our shares of Common Stock and securities converted or exercised for shares of our Common Stock issued in the Business Combination could have been higher or lower than the values of these securities on earlier dates.

In addition, following the Business Combination, our shares of Common Stock do not have any redemption rights like the Inflection Point’s public shares had and fluctuations in the price of shares of our Common Stock could contribute to the loss of all or part of your investment. The trading price of shares of our Common Stock following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Inflationary pressures, increases in interest rates and other adverse economic and market forces may contribute to potential downward pressures in market value of shares of Common Stock. Additionally, any of the risk factors discussed in this prospectus could have a material adverse effect on your investment and shares of Common Stock may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of shares of Common Stock may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of shares of Common Stock irrespective of our operating performance. The stock market in general, and Nasdaq specifically, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which they were acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

General Risk Factors

We are subject to economic uncertainty and capital markets volatility, including as a result of changes in U.S. and foreign government policies, regulatory developments, trade restrictions, tariffs, inflation, interest rates, military conflicts and broader geopolitical instability, any of which could adversely affect our business, results of operations, financial condition and access to capital.

U.S. and global markets have recently been experiencing volatility and disruption caused by economic uncertainty, including as a result international trade disputes and ongoing military disputes and related geopolitical uncertainty. International trade disputes, including threatened or implemented tariffs by the Trump administration and threatened or implemented tariffs by foreign countries in retaliation, could adversely impact our business. Trade disputes could also adversely impact supply chains which could now or in the future increase costs for us or delay delivery of key inventories and supplies. Trade disputes can also be highly disruptive to global financial markets. The length and impact of the ongoing trade disputes and military conflicts are highly unpredictable. We are continuing to monitor the trade disputes, inflation, interest rates and the military conflicts and the impacts to global capital markets, to our business.

Changes in tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially affect our financial position and results of operations. For example, the 2017 Tax Cuts and Jobs Act, or Tax Act, made broad and complex changes to the U.S. tax code, including changes to U.S. federal tax rates, additional limitations on the deductibility of interest, both positive and negative changes to the utilization of future NOL carryforwards, and allowing for the expensing of certain capital expenditures. The 2020 Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, modified certain provisions of the Tax Act. In addition, on August 16, 2022, the Inflation Reduction Act of 2022, or IR Act, among other provisions, imposes a 15% minimum tax on the adjusted financial statement income of certain large corporations and a 1% excise tax on corporate stock repurchases by U.S. publicly traded corporations and certain U.S. subsidiaries of non-U.S. publicly traded corporations, as well as significant enhancements of U.S. tax incentives relating to climate and energy investments. Most recently, the “One Big Beautiful Bill Act” (the “OBBBA”), which was signed into law on July 4, 2025, made significant changes to federal tax law and other regulatory provisions, including, among others, permanently restoring an EBITDA-based business interest deduction limitation, permanently restoring 100% bonus depreciation for certain property, and permanently restoring immediate expensing for certain domestic research and experimental expenditures. The exact impact of the Tax Act, the CARES Act, the IR Act and the OBBBA for future years is difficult to quantify, but these changes could materially affect our effective tax rate in future periods, in addition to any changes made by new tax legislation.

As we expand the scale of our business activities, changes to the taxation of our activities could increase our overall effective tax rate, increase the amount of taxes imposed on our business, and harm our financial position. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Accordingly, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Common Stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. To the extent that we take advantage of the reduced disclosure obligations available for smaller reporting companies, it may also make comparison of our financial statements with other public companies difficult or impossible.

USE OF PROCEEDS

All of the shares of Common Stock, Series A Preferred Stock or Series A Warrants offered by the selling securityholders will be sold by them for their respective accounts. We will not receive any of the proceeds from these sales.

The selling securityholders will pay any underwriting fees, discounts, selling commissions, stock transfer taxes, and certain legal expenses incurred by such selling securityholders in disposing of their shares of Common Stock, and we will bear all other costs, fees, and expenses incurred in effecting the registration of such securities covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, and fees and expenses of our counsel and our independent registered public accountants.

We will receive any proceeds from the exercise of the Series A Warrants for cash, but not from the resale of the shares of Common Stock issuable upon such exercise or exchange. We intend to use the proceeds received from the exercise of the warrants, if any, for general corporate purposes, which may include capital expenditures, potential acquisitions, growth opportunities and strategic transactions. However, we have not designated any specific uses and have no current agreement with respect to any acquisition or strategic transaction.

DIVIDEND POLICY

We have not paid any cash dividends on our Common Stock and have no current plans to pay dividends on our Common Stock. Our Series A Preferred Stock accrues cumulative dividends daily at a rate of 12.0% per annum of the Accrued Value (if paid in kind) or 10% per annum of the Accrued Value (if paid in cash). Such dividends compound semi-annually.

The declaration, amount, and payment of any future dividends on shares of Common Stock is at the sole discretion of our Board, and we may reduce or discontinue entirely the payment of such dividends at any time. Our Board may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our Board may deem relevant.

We are a holding company and have no material assets other than our ownership of equity interests of Merlin Labs. As the sole stockholder of Merlin Labs, we have broad discretion to make distributions out of Merlin Labs. In the event we declare any cash dividend, we expect that we, as the sole stockholder of Merlin Labs, would cause Merlin Labs to make distributions to us in an amount sufficient to cover such cash dividends declared by us.

Any financing arrangements that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, Merlin Labs is generally prohibited under Delaware law from making a distribution to a stockholder to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Merlin Labs (with certain exceptions) exceed the fair value of its assets.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of December 31, 2025 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 present the combined financial information of Inflection Point and Merlin Labs after giving effect to the Business Combination and related adjustments described in the accompanying notes.

Inflection Point was incorporated on June 24, 2024 in the Cayman Islands and is a publicly traded special purpose acquisition company listed on the Nasdaq under the symbols “BACQU,” “BACQ,” and “BACQR.” Inflection Point was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Sponsor is Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Sponsor I LLC). Prior to the closing of the Business Combination, Inflection Point domesticated as a Delaware corporation and was renamed “Merlin, Inc.”, pursuant to the terms of the Business Combination Agreement.

Merlin Labs (referred to in this prospectus as “Legacy Merlin” in its capacity prior to the Business Combination) was incorporated on October 10, 2018 as a Delaware corporation under the name Apollo Flight Research, Inc. and changed its name to Merlin Labs, Inc. on October 27, 2020. Merlin Labs, Inc. is the parent company of two wholly-owned subsidiaries: Merlin Labs NZ Limited (“MLNL”), a New Zealand limited company, was incorporated on August 17, 2020 and Merlin Labs Securities Corporation (“MLSC”), a Massachusetts Securities Corporation, was incorporated on December 13, 2022 (MLNL, MLSC and Merlin Labs Inc., collectively, “Merlin Labs” or the “Company”).

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of December 31, 2025 combines the historical audited condensed balance sheet of Inflection Point as of December 31, 2025 with the historical audited condensed consolidated balance sheet of Merlin Labs as of December 31, 2025, giving effect to the Business Combination and related transactions as if they had been consummated on December 31, 2025. Inflection Point and Merlin Labs have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 combines the historical audited condensed statement of operations of Inflection Point for the year ended December 31, 2025 with the historical audited condensed consolidated statement of operations of Merlin Labs for the year ended December 31, 2025, giving effect to the Business Combination as if it had been consummated on January 1, 2025, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited historical financial statements of each of Merlin Labs and Inflection Point and the related notes thereto as of and for the year ended December 31, 2025, and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inflection Point” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Merlin Labs”.

On August 13, 2025, Inflection Point and Legacy Merlin entered into the Business Combination Agreement, pursuant to which the following occurred: (i) at least one day prior to the closing of the Business Combination, Inflection Point domesticated as a Delaware corporation, and (ii) on the day of the Closing, Merger Sub merged with and into Legacy Merlin, with Merlin Labs surviving the Merger as a wholly owned subsidiary of Inflection Point, resulting in a combined company whereby Merlin Labs will become a wholly-owned subsidiary of New Merlin, and substantially all of the assets and the business of the combined company are held and operated by Merlin Labs and its subsidiaries. On March 13, 2026, the Merger was approved by an Inflection Point shareholder vote. The Merger was completed on March 16, 2026. Following the Closing, New Merlin is the publicly traded parent company, and its common stock is listed on Nasdaq under the ticker symbol “MRLN.” The consideration payable to Merlin Labs’s equity holders consists entirely of shares of New Merlin Common Stock.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New Merlin’s financial condition or results of operations would have been had the Business Combination occurred on the date indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of New Merlin. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The Business Combination between Legacy Merlin (now “Merlin Labs”) and Inflection Point was accounted for as a reverse recapitalization, as Inflection Point does not meet the definition of a business under U.S. generally accepted accounting principles. For financial reporting purposes, Merlin Labs is identified as the accounting acquirer, and Inflection Point as the accounting acquiree. This determination is based on Merlin Labs’s majority voting rights, control over board appointments, and dominance of senior management in the post-combination entity. Since Inflection Point lacks substantive inputs, processes, and outputs, the transaction does not qualify as a business combination under Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). For accounting purposes, the financial statements of New Merlin represent a continuation of the financial statements of Merlin Labs, with the Business Combination being treated as the equivalent of Merlin Labs issuing stock for the net assets of Inflection Point, accompanied by recapitalization. The net assets of Inflection Point will be stated at historical carrying values, and no goodwill or other intangible assets will be recorded.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2025
(in thousands, except share amounts)

	Inflection Point (Historical)	Merlin Labs (Historical)	Actual Redemptions: Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$704	$59,343	$112,671	3(a)	$172,718
Short-term investments	—	330	—		330
Accounts receivable, net	—	368	—		368
Prepaid expenses and other current assets	210	3,328	—		3,538
Capitalized transaction costs	—	7,562	(7,562)	3(b)(1)	—
Total current assets	914	70,931	105,109		176,954
Property and equipment, net	—	7,108	—		7,108
Operating lease right-of-use assets	—	979	—		979
Deposits	—	1,564	—		1,564
Investments held in trust account	262,236	—	(262,236)	3(a)(1)	—
Total assets	$263,150	$80,582	$(157,127)		$186,605
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	—	3,154	(478)	3(b)(2)	2,676
Accrued expenses	2,330	7,937	(4,848)	3(b)(3)	5,419
Long-term debt, current portion, net	—	19,271	—		19,271
Convertible promissory notes	—	29,107	(29,107)	3(c)(8)	—
Cash underwriting fee payable	1,000	—	(1,000)	3(a)(2)	—
Contract loss provision	—	4,173	—		4,173
Operating lease liabilities, current	—	657	—		657
Total current liabilities	3,330	64,299	(35,433)		32,196
Long-term debt, non-current portion, net	—	12,784	—		12,784
Operating lease liabilities, non-current	—	331	—		331
Warrant liabilities	—	76,766	65,411	3(c)(6)(7)(8)	142,177
Deferred underwriting fee	8,750	—	(8,750)	3(a)(2)	—
Total liabilities	12,080	154,180	21,228		187,488
Class A ordinary shares subject to possible redemption, $0.0001 par value; 500,000,000 shares authorized; 25,000,000 shares issued and outstanding, at redemption value of approximately $10.49 per share	262,236	—	(262,236)	3(c)(1)	—
Redeemable convertible preferred stock	—	461,963	(461,963)	3(c)(4)	—
New Merlin Series A redeemable convertible preferred stock	—	—	65,528	3(c)(8)	65,528

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2025 — (Continued)
(in thousands, except share amounts)

	Inflection Point (Historical)	Merlin Labs (Historical)	Actual Redemptions: Transaction Accounting Adjustments		Pro Forma Combined
Stockholders’ equity (deficit):
Preferred shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—	—	—		—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 425,000 shares issued and outstanding (excluding 25,000,000 shares subject to possible redemption)	—	—	—	3(c)(1)	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,333,333 shares issued and outstanding	1	—	(1)	3(c)(2)	—
Common Stock: $0.0001 par value; 44,705,861 and 29,500,000 shares authorized; 5,306,250 and 5,169,812 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	—	1	(1)	3(c)(5)	—
New Merlin Class A common stock	—	—	8	3(c)(1)(2)(3)(4)(5)(6)(7)	8
Additional paid-in capital	—	15,491	452,340	3(c)(1)(4)(5)(9)(10)	467,831
Accumulated deficit	(11,167)	(551,053)	27,970	3(c)(8)(9)(10)	(534,250)
Total stockholders’ equity (deficit)	(11,166)	(535,561)	480,316		(66,411)
Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$263,150	$80,582	$(157,127)		$186,605

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025
(in thousands, except share and per share amounts)

	Inflection Point (Historical)	Merlin Labs (Historical)	Actual Redemptions: Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$—	$7,551	$—		$7,551
Cost of revenue	—	9,182	—		9,182
Gross loss	—	(1,631	—		(1,631)
Operating expenses:
Research and development	—	32,477	—		32,477
General and administrative	4,528	20,093	1,366	4(a)	25,987
Selling and marketing	—	1,318	—		1,318
Total operating expenses	4,528	53,888	1,366		59,782
Loss from operations	(4,528)	(55,519)	(1,366)		(61,413)
Interest income	10,536	1,443	(10,536	4(b)	1,443
Interest expense	—	(2,957)	—		(2,957)
Other expense	—	(159)	—		(159)
Change in fair value of warrant liabilities	—	(2,357)	2,357	4(c)(1)	—
Change in fair value of convertible promissory notes	—	(7,563)	7,563	4(c)(2)	—
Loss on exchange of warrant liabilities	—	(3,320)	3,320	4(c)(3)	—
Loss on issuance of financial instruments	—	(585)	585	4(c)(4)	—
Loss on extinguishment of long-term debt	—	(2,157)	—		(2,157)
Change in fair value of long-term debt	—	(1,554)	—		(1,554)
Total other (expense) income	10,536	(19,209)	3,289		(5,384)
Loss before provision for income taxes	6,008	(74,728)	1,923		(66,797)
Provision for income taxes	—	50	—		50
Net (loss) income	6,008	(74,778)	1,923		(66,847)
Deemed dividend on exchange of redeemable convertible preferred stock	—	(345,717)	345,717	4(d)(1)	—
Cumulative Series A Preferred Stock dividends	—	—	(31,270)	4(d)(2)	(31,270)
Net (loss) income attributable to common stockholders	$6,008	$(420,495)	$316,370		$(98,117)
Net (loss) income per share:
Basic and diluted, Class A	$0.18	$(80.68)			$(1.17)
Basic and diluted, Class B	$0.18
Weighted-average shares outstanding:
Basic and diluted, Class A	25,425,000	5,211,618			84,134,682
Basic and diluted, Class B	8,333,333

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except share and per share amounts)

NOTE 1. DESCRIPTION OF THE BUSINESS COMBINATION

On August 13, 2025, Inflection Point, Legacy Merlin and Merger Sub entered into the Business Combination Agreement, under the terms of which (i) at least one day prior to Closing, Inflection Point domesticated as a Delaware corporation, and (ii) at Closing, Merger Sub merged with and into Legacy Merlin, with Merlin Labs surviving the Merger as a wholly owned subsidiary of Inflection Point, resulting in a combined company whereby Merlin Labs will become a wholly-owned subsidiary of New Merlin, and substantially all of the assets and the business of the combined company are held and operated by Merlin Labs and its subsidiaries. On March 13, 2026, the Merger was approved by an Inflection Point shareholder vote. The Merger was completed on March 16, 2026. After giving effect to the Merger, New Merlin owns, directly or indirectly, all of the issued and outstanding equity interests of Merlin Labs and its subsidiaries.

Immediately prior to the Domestication, all outstanding Inflection Point Class B Shares converted on a one-to-one basis to Inflection Point Class A Shares. Upon the Domestication, all outstanding Inflection Point Class A Shares converted on a one-to-one basis into shares of New Merlin Common Stock.

Immediately prior to the Merger, all existing warrants to purchase shares of Merlin Common Stock and warrants to purchase shares of Merlin Labs redeemable convertible preferred stock (except the Pre-Funded Warrants) were exercised on a cashless basis. Further, all shares of Merlin Labs redeemable convertible preferred stock (including shares received from exercised warrants) converted into shares of Merlin Common Stock. As a result, immediately prior to the Merger, the only Merlin Labs equity instruments outstanding were shares of common stock and stock options issued to employees as compensation.

In connection with the Business Combination, on July 2, 2025, and on August 13, 2025, Legacy Merlin entered into the Signing Pre-Funded PIPE Agreements with Pre-Funded Investors. Pursuant to the Signing Pre-Funded PIPE Agreements, the Pre-Funded Investors agreed, among other things, to purchase, and Legacy Merlin issued and sold, an aggregate of approximately $87,704 of Pre-Funded Convertible Notes and Pre-Funded Warrants, substantially concurrently with the execution and delivery of the Business Combination Agreement.

At the Effective Time, the consideration paid in, or in connection with, the Merger to each holder of a Pre-Funded Convertible Note was a number of shares of Series A Preferred Stock equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing, divided by (ii) $10.20 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded NPAs), as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Notes, or $12.00 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded SPAs). The consideration paid in, or in connection with, the Merger to a holder in respect of each Pre-Funded Convertible Warrant was one or more New Merlin Series A Warrants to purchase a number of shares of New Merlin Common Stock (on otherwise the same terms as applicable to the New Merlin Series A Warrants issued to the Closing PIPE Investor in the Series A Preferred Stock Investment) equal to the quotient of (i) the aggregate exercise price of such Pre-Funded Warrant immediately prior to the Effective Time, divided by (ii) $12.00.

Also in connection with the Business Combination, on August 13, 2025, and November 17, 2025, Inflection Point, Legacy Merlin and certain investors entered into the Series A SPAs. Pursuant to the Series A SPAs, the Closing PIPE Investor and Additional Closing PIPE Investors agreed, among other things, to purchase, at Closing, an aggregate of 11,470,590 shares of New Merlin Series A Preferred Stock and New Merlin Series A Warrants, for an aggregate purchase price of $120,000. In aggregate, the Pre-Funded Investors, the Closing PIPE Investor, and the Additional Closing PIPE Investors (collectively, “PIPE Investors”) received 21,715,451 shares of Series A Preferred Stock and New Merlin Series A Warrants to purchase an aggregate of 21,157,300 shares of New Merlin Common Stock in exchange for an aggregate commitment of $207,704.

At the Effective time, holders of the Merlin Common Stock received shares of New Merlin Common Stock based on the Exchange Ratio. The holders of Merlin Options, issued under employee incentive plans, received New Merlin Options, based on the Exchange Ratio, and are subject to the same vesting restrictions as the Merlin Options.

At the Effective Time, the Post-Domestication Rights automatically converted ten-to-one to shares of New Merlin Common Stock. Fractional shares were rounded down to the nearest whole share.

The following summarizes the pro forma shares outstanding of New Merlin Common Stock and Series A Preferred Stock, on an as-converted basis as of the Closing, excluding the potential dilutive effect of warrants to purchase shares of New Merlin Common Stock and the New Merlin Options:

	Shares	% Ownership
Public Shareholders	2,449,449	2.3%
Public Rightsholders*	2,499,999	2.4%
Sponsor(1)	8,800,833	8.3%
Series A Holders(2)	21,715,451	20.5%
Merlin Stockholders(3)	70,512,611	66.5%
Total	105,978,343	100.0%

Potential Sources of Dilution
New Merlin Series A Warrants(4)	21,157,300	20.0%
New Merlin Options(5)	7,631,497	7.2%

____________

*        Rounded to account for units held in multiples of less than ten.

(1)      Consists of (i) 8,333,333 shares of New Merlin Common Stock issued upon conversion of Founder Shares, (ii) 425,000 shares of New Merlin Common Stock issued upon conversion of Inflection Class A Shares not subject to redemption, and (iii) 42,500 shares of New Merlin Common Stock, in exchange for 425,000 Private Placement Units.

(2)      Consists of (i) 9,204,084 shares of Series A Preferred Stock issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment, (ii) 1,040,777 shares of Series A Preferred Stock issued upon conversion of the 2024 LSA Warrants and the 2024 LSA Amendment Warrants issued to WTI FUND X, LLC, and (iii) 11,470,590 shares of Series A Preferred Stock issued pursuant to the Series A SPAs.

(3)      Based on the Purchase Price, $800,000, divided by the estimated per-share Redemption Price of approximately $10.49 per share from the Trust Account based on funds in the Trust Account as of December 31, 2025. The Redemption Price is expected to continue to increase prior to Closing, which will result in the Aggregate Consideration being a reduced number of shares of New Merlin Common Stock. Excludes shares of New Merlin Common Stock that would be issuable upon exercise of the New Merlin Options outstanding as a result of New Merlin’s assumption of the outstanding Merlin Options.

(4)      Consists of (i) New Merlin Series A Warrants exercisable for an aggregate of 10,103,376 shares of New Merlin Common Stock issuable in exchange for Pre-Funded Warrants exercisable for 10,103,376 shares of Merlin Common Stock, (ii) New Merlin Series A Warrants exercisable for 11,053,924 shares of New Merlin Common Stock issued pursuant to the Series A SPA.

(5)      Consists of 7,631,497 options to purchase New Merlin Common Stock issued in exchange for 2,460,597 options to purchase Merlin Common Stock (“Merlin Options”), based on the Exchange Ratio. The New Merlin Options have a weighted-average exercise price of $3.30, based on the weighted-average exercise price of Merlin Options divided by the Exchange Ratio. The vesting requirements of the New Merlin Options are identical to those of the exchanged Merlin Options (i.e., generally vest over a four year period and expire not more than 10 years from grant). Includes 5,108,562 New Merlin Options exercisable as of December 31, 2025, with a weighted-average exercise price of $1.53, based on the weighted-average exercise price of Merlin Options divided by the Exchange Ratio.

The following summarizes the pro forma shares outstanding of New Merlin Common Stock on a fully diluted basis as of the Closing Date, assuming the exercise of all New Merlin Series A Warrants to purchase shares of New Merlin Common Stock and the vesting and exercise of all New Merlin Options:

	Shares	% Ownership
Public Shareholders	2,449,449	1.8%
Public Rightsholders*	2,499,999	1.9%
Sponsor(1)	8,800,833	6.5%
Series A Holders(2)	42,872,751	31.8%
Merlin Stockholders(3)	70,512,611	52.3%
Merlin Option holders(4)	7,631,497	5.7%
Total	134,767,140	100.0%

____________

*        Rounded to account for units held in multiples of less than ten.

(1)      Consists of (i) 8,333,333 shares of New Merlin Common Stock issued upon conversion of Founder Shares, (ii) 425,000 shares of New Merlin Common Stock issued upon conversion of Inflection Class A Shares not subject to redemption, and (iii) 42,500 shares of New Merlin Common Stock, in exchange for 425,000 Private Placement Units.

(2)      Consists of (A) (i) 9,204,084 shares of Series A Preferred Stock issued upon conversion of Pre-Funded Convertible Notes sold in the Pre-Funded Note Investment (ii) 1,040,777 shares of Series A Preferred Stock issued upon conversion of the 2024 LSA Warrants and 2024 LSA Amendment Warrants issued to WTI FUND X, LLC, and (iii) 11,470,590 shares of Series A Preferred Stock issued pursuant to the Series A SPAs, plus (B) (i) New Merlin Series A Warrants exercisable for an aggregate of 10,103,376 shares of New Merlin Common Stock issuable in exchange for Pre-Funded Warrants exercisable for 10,103,376 shares of Merlin Common Stock, and (ii) New Merlin Series A Warrants exercisable for 11,053,924 shares of New Merlin Common Stock issued pursuant to the Series A SPAs.

(3)      Based on the Purchase Price, $800,000, divided by the estimated per-share Redemption Price of approximately $10.49 per share from the Trust Account based on funds in the Trust Account as of December 31, 2025. The Redemption Price is expected to continue to increase prior to Closing, which will result in the Aggregate Consideration being a reduced number of shares of New Merlin Common Stock. Excludes shares of New Merlin Common Stock that would be issuable upon exercise of the New Merlin Options outstanding as a result of New Merlin assumption of the outstanding Merlin Options.

(4)      Consists of 7,631,497 options to purchase New Merlin Common Stock issued in exchange for 2,460,597 Merlin Options, based on the Exchange Ratio.

Expected Accounting Treatment for the Business Combination

The Business Combination was accounted for as a reverse capitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Inflection Point is the accounting acquiree, but does not meet the definition of a business under ASC 805. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Merlin Labs issuing stock for the net assets of Inflection Point. The net assets of Inflection Point were stated at historical cost, with no goodwill or other intangible assets recorded.

NOTE 2. RECLASSIFICATIONS

As part of the preparation of these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align Inflection Point’s and Merlin Labs’s financial statement presentation. Upon consummation of the Business Combination, the management team of New Merlin (“New Merlin Management”) performed a comprehensive review of Inflection Point’s and Merlin Labs’s accounting policies. As a result of the review, New Merlin Management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New Merlin. Based on its initial analysis, Inflection Point has identified the presentation differences that would have an impact on the unaudited pro forma condensed financial information and recorded the necessary adjustments:

Balance Sheet as of December 31, 2025

Amount (In thousands)	Presentation in Inflection Point Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
$704	Cash	Cash and cash equivalents
6	Prepaid expenses	Prepaid expenses and other current assets
204	Short-term prepaid insurance	Prepaid expenses and other current assets

Statement of Operations for the year Ended December 31, 2025

Amount (In thousands)	Presentation in Inflection Point Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
$56	Interest earned on bank account	Interest income
10,480	Interest earned on investments held in Trust Account	Interest income
670	Compensation expense	General and administrative

NOTE 3. TRANSACTION ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. No tax adjustment has been computed for the Merlin Labs pro forma financial results, as it expects to remain in a net loss position and maintain a full valuation allowance against its U.S. deferred tax assets. The pro forma transaction adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2025 are as follows:

(a)     Cash.    Reflects the impact of the Business Combination on the cash balance of Merlin Labs. The table below represents the sources and uses of funds as it relates to the business combination:

(in thousands)	Note	Amount
Inflection Point historic cash and cash equivalents balance	(1)	$704
Merlin Labs historic cash and cash equivalents balance		59,343
Total pre-adjustment cash and cash equivalents balance		60,047
Proceeds from cash, cash equivalents, and investments held in Trust Account	(1)	262,236
Payment of deferred underwriter fees	(2)	(8,750)
Payment of cash underwriter fees	(2)	(1,000)
PIPE investment, net	(3)	120,000
Payment of transaction costs	(4)	(23,273)
Payment to redeeming Inflection shareholders	(5)	(236,542)
Cash adjustment in connection with the business combination		112,671
Ending cash and cash equivalents balance		$172,718

(1)    Represents $704 and $262,236 of Inflection Point’s cash and investments held in Trust Account as of December 31, 2025, respectively.

(2)    Represents the payment of $8,750 of deferred underwriting fees and $1,000 of cash underwriting fees from Inflection Point’s IPO payable upon consummation of the Business Combination.

(3)    Represents the net proceeds of $120,000 from the issuance of Series A Preferred Stock and Series A Warrants to the PIPE Investors, based on total proceeds of $207,704 less proceeds of $87,704 already received and included in Merlin Labs’s cash and cash equivalents as of December 31, 2025.

(4)    Represents the payment of $23,273 of net estimated Business Combination transaction costs incurred by Inflection Point and Merlin Labs, based on total estimated Business Combination transaction costs of $29,177 less transaction costs of $5,905 already paid by Merlin Labs. This includes an estimated $8,392 of issuance costs related to the PIPE Investment.

(5)    Represents $236,542 paid to holders of Inflection Class A Shares subject to possible redemption who exercised their redemption rights.

(b)    Transaction costs.    The following adjustments represent the impact of transaction costs associated with the Business Combination on capitalized transaction costs, accounts payable, and accrued expenses:

(1)    Represents the removal of $7,562 of transaction costs incurred and capitalized in capitalized transaction costs as of December 31, 2025.

(2)    Represents the removal of $478 of transaction costs incurred and payable in accounts payable as of December 31, 2025.

(3)    Represents the removal of $4,848 of transaction costs incurred and accrued in accrued expenses as of December 31, 2025.

(c)     Convertible notes, warrants, and equity.    The following adjustments represent the impact of the Business Combination on convertible promissory notes, warrant liabilities, Series A Preferred Stock, New Merlin Common Stock, additional paid-in capital, and stockholders’ deficit:

(1)    Represents the redemption of 22,550,551 Inflection Class A Shares and the reclassification of 2,449,449 Inflection Class A Shares subject to potential redemption and 425,000 Inflection Class A Shares not subject to redemption into 2,874,449 shares of New Merlin Common Stock and additional paid-in-capital of $25,693.

(2)    Represents the reclassification of 8,333,333 shares of Inflection Class B Shares into 8,333,333 shares of New Merlin Common Stock.

(3)    Represents the issuance of 2,542,500 shares of New Merlin Common Stock in connection with the conversion of the Inflection Point Rights.

(4)    Represents the conversion of 17,154,902 shares of Merlin Labs redeemable convertible preferred stock into 53,206,098 shares of New Merlin Common Stock, based on the Exchange Ratio. In connection with the conversion, there is a $461,958 increase in additional paid-in-capital.

(5)    Represents the conversion of 5,306,250 shares of Merlin Common Stock into 16,457,387 shares of New Merlin Common Stock, based on the Exchange Ratio. In connection with this conversion there is a $1 decrease in additional paid-in capital.

(6)    Represents the cashless exercise of warrants to purchase shares of Merlin Common Stock and the conversion of the Merlin Common Stock to 19,623 shares of New Merlin Common Stock, based on the Exchange Ratio.

(7)    Represents the cashless exercise of the 2019 LSA Warrants and 2021 LSA Warrants to purchase shares of Merlin Labs redeemable convertible preferred stock, the one-to-one conversion of the Merlin Labs redeemable convertible preferred stock to Merlin Common Stock, and the conversion of Merlin Common Stock to 701,293 shares of New Merlin Common Stock, based on the Exchange Ratio.

(8)    Represents the aggregate issuance to the PIPE Investors of 21,715,451 shares of Series A Preferred Stock and 21,157,300 warrants to purchase New Merlin Common Stock in exchange for (i) the Pre-Funded Convertible Notes and the Pre-Funded Warrants and (ii) pursuant to the Series A SPAs, including an associated decrease of $18,169 to accumulated deficit.

The shares of $0.0001 par value Series A Preferred Stock have the following rights and preferences:

Voting Rights — On all matters subject to the authorization of the holders of common stock, the holders of Series A Preferred Stock are entitled to vote together with holders of New Merlin Common Stock on an as-converted basis.

Protective Provisions — For as long as 20% of the shares of Series A Preferred Stock issued as of the Closing are outstanding, New Merlin shall not, without the affirmative vote or action by the Requisite Holders, take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Merlin; (ii) amend, alter, or repeal any provision of the Certificate of Designation or any similar document of New Merlin in a manner adverse to the Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of Series A Preferred Stock; (iv) purchase or redeem or pay any cash dividend on any capital stock ranking junior to the Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service; (v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under the 2026 Incentive Plan, equity plan or equity-based compensation plan, or with respect to employment, consulting or award agreements with respect to executive officers of New Merlin, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of New Merlin; or (vi) incur or guarantee any indebtedness, other than equipment leases or trade payables incurred in the ordinary course of business, if the aggregate indebtedness of New Merlin and its subsidiaries for borrowed money following such action would exceed $5,000; provided, however, that the Series A Preferred Stock shall not be considered indebtedness for purposes of this calculation.

Dividends — The holders of Series A Preferred Stock are entitled to receive, on a pari passu basis and prior and in preference to holders of the New Merlin Common Stock, an annual dividend in the amount of 12% of the Accrued Value (defined as the $12 stated value per share plus any accrued and unpaid dividends). Such dividends are payable only if and when declared and are cumulative, accruing daily and compounded semi-annually. No dividends shall be declared, paid, or set aside for New Merlin Common Stock without the holder of the Series A Preferred Stock receiving the aggregate amount of accrued dividends thereon at such time. Holders of Series A Preferred Stock shall also be entitled to receive participating dividends, if and when declared on the New Merlin Common Stock, on an as-converted basis.

Liquidation — In the event of liquidation, dissolution or winding up of New Merlin or upon the occurrence of a Deemed Liquidation Event (as defined in the Business Combination Agreement), the holders of the Series A Preferred Stock shall be entitled to receive, in preference to all holders of New Merlin Common Stock, an amount per share equal to the greater of (i) 100% of the Accrued Value or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Merlin Common Stock immediately prior to the liquidation, dissolution, winding up or Deemed Liquidation Event.

Conversion — Each share of Series A Preferred Stock is convertible at the holder’s option into a fixed number of New Merlin Common Stock at a conversion rate equal to (i) the Accrued Value at the time of conversion divided by (ii) the Conversion Price, defined as an initial conversion price of $12 per share, subject to customary antidilution and down-round adjustments.

Redemption — The Series A Preferred Stock is redeemable by New Merlin on or after the Closing at a redemption price per share equal to (i) 150% of the Accrued Value if redeemed within one year, (ii) 140% of the Accrued Value if redeemed after one year but within two years, (iii) 130% of the Accrued Value if redeemed after two years but within three years, (iv) 120% of the Accrued Value if redeemed after three years but within four years, (v) 110% of the Accrued Value if redeemed after four years but within five years, and (vi) 100% of the Accrued Value if after five years.

Each share of Series A Preferred Stock is redeemable by the holder thereof at any time following the fifth anniversary of the Closing. The redemption price is equal to the Accrued Value of the Series A Preferred Stock at the time of redemption.

The Series A Preferred Stock is classified as temporary equity because it is redeemable for cash at the option of the holder. The Series A Preferred Stock is initially recognized at issuance date fair value. Since the Series A Preferred Stock becomes redeemable by the holder solely upon the passage of time, New Merlin will subsequently recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the Series A Preferred Stock to its redemption value at each reporting date as if it were redeemable at that date.

(9)    Represents the payment of $24,142 of legal, advisory, and other transaction costs to be capitalized in additional paid-in capital, and $1,366 of legal, advisory, and other transaction costs to be expensed in accumulated deficit.

(10)  Represents the reclassification of $11,167 of Inflection Point’s accumulated deficit to additional paid-in capital.

NOTE 4. TRANSACTION ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2025

The pro forma transaction adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 and are as follows:

(a)     Transaction costs.    Represents $1,366 of additional legal, advisory, and other transaction expenses which Merlin Labs expects to incur and expense in connection with the Business Combination. Transaction costs are not expected to continue beyond 12 months after the Closing.

(b)    Interest on cash, cash equivalents, and investments held in the Trust Account and interest from bank account.    Represents the elimination of an immaterial amount of interest earned on cash, cash equivalents, and $10,480 of interest earned on investments held in the Trust Account during the year ended December 31, 2025.

(c)     Losses on convertible promissory notes and warrants.    The following adjustments represent the impact of the Business Combination on historical losses recognized related to the convertible promissory notes and warrant liabilities exchanged in the Business Combination:

(1)    Represents the removal of $2,357 of losses in change in fair value of warrant liabilities recognized during the year ended December 31, 2025.

(2)    Represents the removal of $7,563 of losses in change in fair value of convertible promissory notes recognized during the year ended December 31, 2025.

(3)    Represents the removal of $3,320 of losses in loss on exchange of warrant liabilities recognized during the year ended December 31, 2025.

(4)    Represents the removal of $585 of losses in loss on the issuance of financial instruments recognized during the year ended December 31, 2025.

(d)    Net loss per share.    The following adjustments represent the impact of the Business Combination on net loss available to common stockholders related to the deemed dividend on exchange of preferred shares and the cumulative dividends on Series A Preferred Stock:

(1)    Represents the removal of the deemed dividend on exchange of redeemable convertible preferred stock of $345,717 during the year ended December 31, 2025.

(2)    Represents the cumulative dividends on Series A Preferred stock of $31,270 during the year ended December 31, 2025.

NOTE 5. NET LOSS PER SHARE

Basic and diluted net loss per share are calculated using the two-class method. The Series A Preferred Stock is a participating security because it entitles holders thereof to cumulative dividends. Under the two-class method, earnings are allocated between holders of New Merlin Common Stock and these participating securities based on their contractual rights and obligations.

Basic net loss per share is computed by dividing loss attributable to holders of New Merlin Common Stock by the weighted-average shares of New Merlin Common Stock outstanding. Diluted net loss per share is computed by dividing net loss attributable to common shareholders by the weighted-average number of shares of New Merlin Common Stock outstanding, after adjusting for potential dilution related to the conversion of all dilutive securities into New Merlin Common Stock. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted-average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. If Public Shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The numerator and denominator of the basic and diluted historical earnings per share for Inflection Point were calculated as follows:

	Year Ended December 31, 2025
	Class A	Class B
Basic and diluted net income per Inflection Point Ordinary Share Numerator:
Allocation of net income	$4,525	$1,483
Denominator:
Weighted-average shares outstanding	25,425,000	8,333,333
Basic and diluted net income per Inflection Point Ordinary Share	$0.18	$0.18

The numerator and denominator of the basic and diluted historical net loss per share of Merlin Labs were calculated as follows:

Year Ended December 31, 2025
Numerator:
Net loss	$(74,778)
Deemed dividend on exchange of redeemable convertible preferred stock	(345,717)
Net loss attributable to common stockholders	$(420,495)
Denominator:
Weighted average shares outstanding, basic and diluted	5,211,618
Net loss per share, basic and diluted	$(80.68)

The numerator and denominator of the basic and diluted pro forma net loss per share of New Merlin was calculated as follows:

Year Ended December 31, 2025
Pro Forma Combined
Numerator:
Net loss	$(66,847)
Cumulative Series A Preferred Stock dividends	(31,270)
Net loss attributable to holders of New Merlin Common Stock	$(98,117)
Denominator:
Weighted average shares outstanding of New Merlin Common Stock	84,134,682
Net loss per share of New Merlin Common Stock	$(1.17)

Pro forma weighted average shares outstanding – basic and diluted
Public Shareholders and Rightsholders	4,949,448
Sponsor	8,800,833
Total Inflection Point	13,750,281
Merlin Labs	70,384,401
Pro forma weighted average shares outstanding – basic and diluted	84,134,682

For the purposes of calculating diluted earnings per share, the following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share due to their anti-dilutive effect: (i) 21,715,451 shares of Series A Preferred Stock, (ii) warrants to purchase 21,157,300 shares of New Merlin Common Stock, and (iii) New Merlin Options exercisable for 7,631,497 shares of New Merlin Common Stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to “we”, “us”, “our”, “Merlin”, or the “Company” refer to Merlin Labs, Inc. and its subsidiaries prior to the consummation of the Business Combination and after the consummation of the Business Combination, Merlin, Inc. and its subsidiaries.

The following discussion and analysis of the financial condition and results of operations of Merlin includes information that Merlin’s management believes is relevant to an assessment and understanding of Merlin’s consolidated results of operations and financial condition. You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements for the years ended December 31, 2025 and 2024 together with the respective notes thereto included elsewhere in this prospectus. This discussion and analysis should also be read together with the unaudited pro forma financial information as of and for the year ended December 31, 2025 included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations, and beliefs, involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. You should review the sections elsewhere in this prospectus titled “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of forward-looking statements, and “Risk Factors” for a discussion of factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Our vision is to be at the forefront of advancing autonomous flight technology and positioning ourselves as the leading U.S.-based developer of autonomy solutions for fixed-wing aircraft. Our non-human pilot system, Merlin Pilot, integrates cutting-edge hardware and software to deliver a comprehensive autonomous flight solution that spans the entire flight process, from takeoff to touchdown. By operating with reduced crew or autonomously, we believe Merlin Pilot can significantly enhance flight efficiency, enabling more flights per day or optimized routes, thereby reducing operational costs. This translates to potential savings of millions of dollars per aircraft annually, offering substantial financial benefits to large fleet operators.

We believe that Merlin Pilot not only addresses the global pilot shortage but also enhances flight safety, offering a compelling economic model with diverse revenue streams, including hardware integration and recurring, high-margin software support. Our extensive portfolio of proprietary intellectual property combines artificial intelligence with traditional high-assurance flight controls, positioning us to capitalize on the growing trends of autonomous systems and next-generation aviation.

We are currently growing our team of engineers with deep expertise in autonomy and certified software for both military and civilian applications. We are a prime contractor on a $105 million Indefinite Delivery, Indefinite Quantity (“IDIQ”) contract and we have identified approximately $3.0 billion pipeline of opportunities, supporting robust growth in both military and civilian markets. Our mature certification program includes an issued certification basis and a certification-conformed system with approved military airworthiness plans, underscoring our commitment to delivering reliable and safe autonomous flight solutions.

The Merlin Pilot is an advanced automation system designed to enable full autonomous flight from takeoff to touchdown. It utilizes a comprehensive array of sensor technologies to assess the aircraft’s state and its surrounding environment, allowing it to navigate effectively and recommend trajectory adjustments as necessary.

Our go-to-market strategy is designed around mastering traditional aircraft markets and building a solid foundation of revenue and expertise. Our short-term focus is to sell primarily to the military sector, with a goal to transition into the civilian sector in the long-term once our technology and solutions have been widely adopted and deployed in the military sector.

We have been chosen as the sole prime contractor for a $105 million IDIQ contract to integrate autonomous capabilities into the C-130J for the U.S. Air Force, which is the most widely used military transport aircraft globally. This contract covers the initial adaptation of the platform and can be extended to both low-rate and full-rate production for all United States Special Operations Command (“USSOCOM”) fixed-wing aircraft.

We plan to deploy the first Merlin Pilot on either commercial or military aircraft within the next three years. We incurred net losses of $74,778 thousand and $55,253 thousand for the fiscal years ended December 31, 2025 and 2024, respectively. We expect to continue to generate losses over the next few years as we continue to invest in research and development, expand our facilities and expand the technical capabilities of our engineering function. We expect that our existing cash and cash equivalents, including the net proceeds from the Merger, will be sufficient to meet our capital expenditure and working capital requirements for a period of at least twelve months from the date of this prospectus.

Our Business Model

We intend to deploy a hybrid hardware installation and software integration business model whereby we expect to generate revenue from the sale and installation of Merlin Pilot to flight operators necessary for autonomous flight and from the fees associated with providing software support to such operators. We also expect to generate additional revenue from the sale of ancillary services related to operating a fleet of autonomous aircraft. Below is a summary of each of these revenue streams:

•        Merlin Pilot Sale and Installation Fees:    The anticipated revenue stream from the sale and installation of Merlin Pilot includes licensing or technology fees for the installation and implementation of our technology on an aircraft. This type of revenue is incurred a single time and is non-recurring and varies based on the aircraft type. Over time, we expect to be able to scale our engineering and technical installation and implementation capabilities to reduce costs and increase our margins on this type of revenue.

•        Software Support Fees:    The anticipated revenue stream from software support includes fees generated from providing ongoing technical and operational support to the Merlin Pilot. Under our business model, software license agreements typically include a lifetime right of use and do not provide for any support or maintenance to be provided by the Company for the term of the agreement. However, we will offer these services to our customers for additional fees, which we intend to invoice either monthly or annually, depending on the agreement reached with each customer. As such, revenue incurred from support and maintenance will be categorized separately from the revenue originally incurred in selling and implementing the Merlin Pilot on each aircraft.

•        Ancillary Fees:    We also intend to offer ancillary services designed to meet the needs of our customers. In doing so, we intend to take advantage of the insights we’re able to generate from the deployment of our technology to generate additional income with minimal incremental cost. The ancillary services we currently intend to offer include software upgrades and support, which are designed to enhance the autopilot experience, enhanced customer assistance and trainings and data insights which can further optimize routes and individual aircraft performance. We will continue to analyze the possibility of offering additional services as we scale, and the pricing of such services will be dependent on their wide scale acceptability, regulatory approvals and the costs associated with offering such services.

While we expect to generate revenues from each of the three revenue streams discussed above, we do not expect to generate revenues from all three simultaneously until we’ve achieved scale in our business. Rather, our growth strategy is structured around a phased implementation approach to ensure efficient deployment and scalability of our business model:

•        Phase 1 — Adapt:    During this phase, our engineers are tailoring the core Merlin Pilot system to specific platforms and mission profiles. This phase involves non-recurring engineering funding for each aircraft type with a scalable engineering process over time.

•        Phase 2 — Integrate:    During this phase, the Merlin Pilot system will be integrated onto customer platforms. We may include the use of integration partners which allows us to scale our programs effectively.

•        Phase 3 — License:    During this phase, we will offer “Autonomy as a Service” to our installed base of aircraft at a pre-negotiated annual rate, which includes software updates and ongoing support for the Merlin software.

Once we’ve achieved scale, we expect to generate concurrent revenue from all three of the revenue streams listed above as we deploy our technology across both military and civilian sectors, including both in the United States and globally.

Key Factors Affecting Our Performance

We believe that our future success and financial performance depend on a number of factors that present significant opportunities for our business, but also pose risks and challenges, including those discussed below and in the section of this prospectus entitled “Risk Factors.”

Our ability to commence and expand commercial operations

We are a development stage company with no commercial operations to date. As such, our business model is dependent on our commencing and expanding commercial operations. We currently anticipate initial customer deliveries within the next year pursuant to the IDIQ production contract to integrate autonomous capabilities into the C-130J for the U.S. Air Force. This, in turn, is dependent upon successfully testing and finalizing the Merlin Pilot for integration on the C-130J aircraft. Our team of engineers, developers and other staff is highly motivated and committed to accomplishing these challenges ahead. Failure to test and finalize the Merlin Pilot in a timely manner could result in us being unable to commercialize our technology on our anticipated timeframe.

We are developing a pipeline of potential customers and partners that we expect will play an integral role in bringing our technology to market. We currently depend on the U.S. government for funding given that they’re our single and largest customer. If the U.S. government were to stop the support of the initial development of our technology for military aircraft, our ability to commence and expand commercial operations, including across the civilian sector, would be significantly impaired. Additionally, global conflicts, such as the Russia-Ukraine conflict and ongoing U.S. and Israeli operations in Iran, have created and may continue to create significant global economic uncertainty. While this uncertainty has resulted in a greater need for our technology in the military sector, it may ultimately impact the deployment of our technology across the civilian sector, particularly if it results in a decrease in global travel and airfare. See “Risk Factors.”

Widespread acceptance of autonomous flight

Our growth and future success are dependent on public support for autonomous, non-human flight in the United States and other countries where we intend to market and sell our technology. Over time, we expect autonomous flight solutions to gain widespread acceptance and become an integral part of the aviation and travel industries worldwide. However, today it is an unproven and nascent technology. As a result, consumers’ demand for, and willingness to accept, autonomous flight will significantly impact our financial performance. We believe that our leadership status in autonomous flight positions us to continue to set the standard for advanced autonomous solutions and will help us benefit from increasing consumer confidence in, and demand for, autonomous technology over time.

Our ability to capitalize on government expenditures in military defense

Our future growth is largely dependent on our ability to continue to capitalize on increased government support and corporate investment in military technology, including autonomous aircraft. Military technological advancements are garnering significant bipartisan support from U.S. government initiatives, including as evidenced by our IDIQ award. Government expenditures and private sector investments have fueled our growth in recent years, which has resulted in our continued ability to secure increasingly valuable contracts for products and services.

Over time, we expect political support for military innovation and technology to increase, particularly as the military adopts cutting edge technologies such as autonomous flight. If political support for the prioritization of the development of military technology decreases, including due to policy changes by current or future administrations and changing congressional funding priorities, we may be unable to secure continued government funding, which would adversely affect our business, development timeline, and financial condition.

Our ability to obtain and maintain regulatory approvals at federal, state and local levels

Our capacity for continued growth and ability to achieve and maintain profitability depends in large part on our ability to operate effectively in multiple jurisdictions, including on an international, federal and local level. The federal government, along with each local jurisdiction (such as states, counties and townships) in which we operate, has unique regulatory dynamics. These include laws and regulations that can directly or indirectly affect our ability to operate across various jurisdictions, particularly as it relates to autonomous commercial aircraft, as well as matters related to insurance requirements and community support. We believe that we have an industry-leading licensing team of professionals who are in regular communication with the FAA and other regulators, and our success will depend on our licensing team’s ability to continue to obtain and maintain regulatory approvals in the ordinary course of business.

Our ability to expand our product services offerings

We intend to offer customers a diversified suite of services throughout the life of the autonomous aircraft, beginning at the time in which we’ve successfully installed the Merlin Pilot and it starts to be deployed by our customers. Our suite of services is envisioned to include multifaceted offerings, whereby we intend to provide customers with critical services related to the deployment of our technology across the life of the aircraft. We expect that, as we refine our services offering as it is deployed by the U.S. Air Force, the number of services we offer and the percentage of revenue we generate from our service offerings will continue to grow. We anticipate that our service offering will have high penetration rates across our future clients and will provide consistent, recurring revenues throughout the expected life of an aircraft. If we are unable to expand our product services offerings, it would adversely affect our business, development timeline, and financial condition.

Our ability to obtain additional capital

We expect to continue to incur operating losses for the foreseeable future as we continue to expand and develop our technology, and we may need to raise additional capital in future periods. If we are unable to raise additional capital, we may have to significantly delay, scale back or discontinue one or more of our research and development programs. We may be required to cease operations or seek partners for Merlin Pilot at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available. In the absence of additional capital, we may also be required to relinquish, license or otherwise dispose of rights to technologies or products that we would otherwise seek to develop or commercialize on terms that are less favorable than might otherwise be available. If we are unable to secure additional capital, we may be required to take additional measures to reduce costs to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures may significantly alter our future business plans and could cause significant delays in the development of our products and ultimately our financial condition and ability to operate as a going concern in future periods.

Macroeconomic considerations

Macroeconomic conditions, such as high inflation and elevated interest rates, continue to be sources of volatility and uncertainty for global economic activity, and may affect our project costs and operations, as well as demand for the Merlin Pilot. Ongoing geopolitical conflicts in Ukraine, the Middle East, and tensions in United States-China relations may drive further economic instability and inflationary pressures, as well as increase risks for commercial and military aircraft. In the case of the military sector, these geopolitical conflicts have and may continue to impact the need for technological advances to keep the U.S. military at the forefront of the industrial world, which are generally beneficial for our business. However, such conflicts could also significantly impact commercial airline operations, which could negatively impact us in the future.

Components of Our Results of Operations

Revenue

We generate revenue from long-term contracts for the delivery of our Merlin Pilot software and supporting hardware. In order to satisfy these contracts we undertake engineering for research, design, development, manufacturing, integration and sustainment of advanced auto-piloting technology.

Cost of Revenue

Our cost of revenue consists primarily of labor, materials, travel, subcontractor costs and other expenses incurred directly in the execution of specific contracts.

We expect the cost of revenue to increase as revenue grows. As a percentage of revenue, cost of revenue may fluctuate from period to period based on the mix, timing, and execution of our contracts. Over the longer term, we expect cost of revenue to increase at a slower rate than revenue as we continue to scale our operations.

Research and Development

Research and development expenses consist primarily of personnel-related costs for our development team, including salaries, benefits, bonuses, allocated overhead costs, and stock-based compensation expenses. Research and development expenses also include contractor or professional services fees, and third-party cloud infrastructure expenses incurred in developing our product offerings. In the near term, we expect that our research and development expenses will increase as we continue to invest in our product offerings and development capabilities, although these expenses may fluctuate as a percentage of our revenue from period to period. Research and development expense is reduced for amounts received by the Company in connection with research and development agreements with third-parties, where the Company is paid for research and development activities.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs associated with our finance, legal, human resources and administrative personnel, including salaries, benefits, bonuses, allocated overhead costs, and stock-based compensation. General and administrative expenses also include external legal, accounting and other professional services fees, software services dedicated for use by our general and administrative functions, insurance and other corporate expenses.

Selling and Marketing

Selling and marketing expenses consist primarily of personnel-related costs directly associated with our sales and marketing staff, including salaries, benefits, bonuses, commissions, allocated overhead costs, and stock-based compensation. Sales and marketing expenses also include advertising costs and other expenses associated with our marketing and business development programs. In addition, sales and marketing expenses consist of travel-related expenses, software services dedicated for use by our sales and marketing organizations and outside services contracted for sales and marketing purposes.

Interest Income

Interest income consists of interest income earned on cash and cash equivalents balances held in interest bearing time and money market accounts.

Interest Expense

Interest expense consists of interest on our term borrowings and amortization of debt issuance costs.

Other Expense

Other expense consists of gains and losses on the disposal of assets and gains and losses from foreign currency transactions and remeasurements of foreign currency-denominated monetary assets and liabilities to the U.S. dollar.

Change In Fair Value of Warrant Liabilities

Change in fair value of warrant liabilities consists of gains and losses resulting from a change in fair value of our warrant liabilities.

Change in Fair Value of Convertible Promissory Notes

Change in fair value of convertible promissory notes consists of gains and losses resulting from a change in fair value of our convertible promissory notes, together with interest accrued on those instruments.

Loss on Exchange of Warrant Liabilities

Loss on exchange of warrant liabilities consists of the loss resulting from the exchange of preferred stock warrant liabilities for our convertible promissory notes and common stock warrant liabilities.

Loss on Issuance of Financial Instruments

Loss on issuance of financial instruments consists of the loss resulting from the issuance of convertible promissory notes and common stock warrant liabilities when it was determined that the gross proceeds received were less than the fair value of the instruments issued.

Loss on Extinguishment of Long-Term Debt

Loss on extinguishment of long-term debt consists of the loss resulting from the extinguishment of our long-term debt.

Change in Fair Value of Long-Term Debt

Change in fair value of long-term debt consists of gains and losses resulting from a change in fair value of our long-term debt, together with interest accrued on those instruments.

Provision For Income Taxes

Provision for income taxes consist primarily of income taxes related to foreign and state jurisdictions in which we conduct business. We maintain a valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be utilized.

Results of Operations

The following tables set forth our results of operations for the fiscal periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results.

($ in thousands)	Year Ended December 31,
	2025	2024
Revenue	$7,551	$1,229
Cost of revenue	9,182	8,500
Gross loss	(1,631)	(7,271)

Operating expenses:
Research and development	32,477	27,146
General and administrative	20,093	17,864
Selling and marketing	1,318	1,744
Total operating expenses	53,888	46,754
Loss from operations	(55,519)	(54,025)

Other (expense) income:
Interest income	1,443	2,005
Interest expense	(2,957)	(2,420)
Other expense	(159)	(197)
Change in fair value of warrant liabilities	(2,357)	(265)
Change in fair value of convertible promissory notes	(7,563)	—
Loss on exchange of warrant liabilities	(3,320)	—
Loss on issuance of financial instruments	(585)	—
Loss on extinguishment of long-term debt	(2,157)	—
Change in fair value of long-term debt	(1,554)	—
Total other expense	(19,209)	(877)
Loss before provision for income taxes	(74,728)	(54,902)
Provision for income taxes	50	351
Net loss	$(74,778)	$(55,253)

Comparison of the Years Ended December 31, 2025 and 2024

Revenue

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
U.S. government agencies	$7,342	$1,145	$6,197	541.2%
Commercial and non-U.S. government customers	209	84	125	148.8%
Total	$7,551	$1,229	$6,322	514.4%

Revenue for the year ended December 31, 2025, increased by $6,322 thousand, or 514.4%, to $7,551 thousand compared to $1,229 thousand for the year ended December 31, 2024. This increase was primarily due to our USSOCOM Contract being in effect for the full year ended December 31, 2025 and only in effect for a portion of the year ended December 31, 2024. We expect it to be a key driver of revenue growth in future periods.

Cost of Revenue

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Cost of revenue	$9,182	$8,500	$682	8.0%

Cost of revenue for the year ended December 31, 2025, increased by $682 thousand, or 8.0%, to $9,182 thousand compared to $8,500 thousand for the year ended December 31, 2024. This increase was primarily the result of the establishment of a $1,451 thousand loss contract reserve, contractor costs incurred, and other direct charges to cost of revenue associated with our USSOCOM Contract which was in effect for the full year ended December 31, 2025 and only in effect for a portion of the year ended December 31, 2024.

Operating Expenses

Research and Development

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Research and development	$32,477	$27,146	$5,331	19.6%

Research and development expenses for the year ended December 31, 2025, increased by $5,331 thousand, or 19.6% to $32,477 compared to $27,146 thousand in the year ended December 31, 2024, due to increasing personnel related expenses from hiring of new and highly-skilled engineering talent, outsourcing to subject matter experts identified specifically to solve unique engineering challenges, and increased equipment and material costs. We expect our personnel related research and development expenses to increase as we continue to expand our operations.

General and Administrative

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
General and administrative	$20,093	$17,864	$2,229	12.5%

General and administrative expenses for the year ended December 31, 2025, increased by $2,229 thousand, or 12.5% to $20,093 compared to $17,864 thousand in the year ended December 31, 2024. This was primarily due to an increase in legal, accounting, and other consulting expenses in preparation for a potential de-SPAC transaction. We expect our general and administrative expenses to increase as we hire additional personnel and professional services as we grow our business and prepare to operate as a public company.

Selling and Marketing

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Selling and marketing	$1,318	$1,744	$(426)	(24.4)%

Selling and marketing expenses for the year ended December 31, 2025, decreased by $426 thousand, or 24.4%, to $1,318 compared to $1,744 thousand in the year ended December 31, 2024. This was primarily due to a decrease in personnel and digital marketing related expenses.

Interest Income

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Interest income	$1,443	$2,005	$(562)	(28.0)%

Interest income for the year ended December 31, 2025 decreased by $562 thousand, or 28.0%, to $1,443 thousand, compared to $2,005 thousand for the year ended December 31, 2024, primarily due to lower average cash and cash equivalent balances held in interest-bearing bank accounts during 2025 as cash was used to fund operating expenses. Although interest rates may have fluctuated between periods, the decrease in interest income was primarily driven by lower average cash balances in 2025 relative to 2024.

Interest Expense

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Interest expense	$2,957	$2,420	$537	22.2%

Interest expense for the year ended December 31, 2025, increased by $537 thousand, or 22.2%, to $2,957 thousand compared to $2,420 thousand in the year ended December 31, 2024. The increase was primarily driven by an additional $668 thousand of interest expense related to the 2024 LSA term loans, which were outstanding for a longer portion of 2025. This increase was partially offset by the repayment in July 2025 of the 2021 LSA term loans, which had been outstanding for the full year ended December 31, 2024. In addition, beginning in July 2025, the Company elected the fair value option for the 2024 LSA term loans. As a result, $1,720 thousand of cash interest costs related to those loans was recognized as a change in fair value of long-term debt rather than in interest expense.

Other Expense

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Other expense	$(159)	$(197)	$38	(19.3)%

Other expense for the year ended December 31, 2025, decreased by $38 thousand, or 19.3%, to $159 thousand compared to $197 thousand in the year ended December 31, 2024, primarily driven by the recognition of a gain upon the receipt of insurance proceeds related to damaged aircraft of $120 thousand, offset by an increase in foreign currency losses of $84 thousand.

Change In Fair Value Of Warrant Liabilities

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Change in fair value of warrant liabilities	$(2,357)	$(265)	$(2,092)	789.4%

Change in fair value of warrant liabilities for the year ended December 31, 2025, resulted in an increased loss of $2,092 thousand, or 789.4%, to $2,357 thousand compared to $265 thousand in the year ended December 31, 2024, primarily due to the issuance of liability classified warrants related to the Pre-PIPE Bridge and the Pre-Funded PIPE.

Change in Fair Value of Convertible Promissory Notes

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Change in fair value of convertible promissory notes	$(7,563)	$—	$(7,563)	—%

Change in fair value of convertible promissory notes for the year ended December 31, 2025, increased to $7,563 thousand compared to the year ended December 31, 2024, due to the issuance of convertible promissory notes related to the Pre-PIPE Bridge and the Pre-Funded PIPE.

Loss on Exchange of Warrant Liabilities

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Loss on exchange of warrant liabilities	$(3,320)	$—	$(3,320)	—%

Loss on exchange of warrant liabilities for the year ended December 31, 2025, increased to $3,320 thousand, compared to the year ended December 31, 2024, due to the exchange of 2024 LSA Warrants for Pre-PIPE Bridge Notes and Warrants in August 2025.

Loss on Issuance of Financial Instruments

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Loss on issuance of financial instruments	$(585)	$—	$(585)	—%

Loss on issuance of financial instruments for the year ended December 31, 2025, increased to $585 thousand compared to the year ended December 31, 2024, due to the Company receiving gross proceeds that were less than the fair value of Pre-PIPE Bridge Notes and Warrants issued.

Loss on Extinguishment of Long-term Debt

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Loss on extinguishment of long-term debt	$(2,157)	$—	$(2,157)	—%

Loss on extinguishment of long-term debt for the year ended December 31, 2025, increased to $2,157 thousand compared to the year ended December 31, 2024, related to the extinguishment of our term loans (2024 LSA).

Change in Fair Value of Long-term Debt

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Change in fair value of long-term debt	$(1,554)	$—	$(1,554)	—%

Loss on change in fair value of long-term debt for the year ended December 31, 2025, increased to $1,554 thousand compared to the year ended December 31, 2024, due to the election of the fair value option for our amended term loans (2024 LSA).

Provision For Income Taxes

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Provision for income taxes	$50	$351	$(301)	(85.8)%

Provision for income tax expense for the year ended December 31, 2025, decreased by $301 thousand, or 85.8%, to $50 compared to $351 thousand in the year ended December 31, 2024. This decrease in provision for income taxes is primarily driven by a decrease in foreign tax expenses for the Merlin Labs NZ Limited entity, which decreased by $284 thousand.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe that EBITDA and Adjusted EBITDA, non-GAAP financial measures, provide investors with additional useful information in evaluating our performance. We define EBITDA as net loss before interest expense or income, income tax expense or benefit, and depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted for stock-based compensation and other non-cash, one-time, and non-recurring items, as determined by management.

We believe that each of these non-GAAP financial measures provide additional metrics to evaluate our operations and, when considered with both our U.S. GAAP results and the reconciliation to the closest comparable U.S. GAAP measures, provide a more complete understanding of our business than could be obtained absent this disclosure. We use the non-GAAP financial measures, together with U.S. GAAP financial measures, such as net revenue, gross profit margins and cash flow from operations, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our operating performance, and to compare our performance to that of our peers and competitors.

The non-GAAP financial measures are presented here because we believe they are useful to investors in assessing the operating performance of our business without the effect of non-cash items, and other items as detailed below. The non-GAAP financial measures should not be considered in isolation or as alternatives to net income (loss), income (loss) from operations or any other measure of financial performance calculated and prescribed in accordance with U.S. GAAP. Our non-GAAP financial measures may not be comparable to similarly titled measures in other organizations because other organizations may not calculate non-GAAP financial measures in the same manner as we do.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss, the most directly comparable financial measure presented in accordance with U.S. GAAP.

	Year Ended December 31,
($ in thousands)	2025	2024
Net loss	$(74,778)	$(55,253)
Depreciation	1,582	1,466
Amortization of right-of-use assets	746	568
Interest income	(1,443)	(2,005)
Interest expense	2,957	2,420
Provision for income taxes	50	351
EBITDA	(70,886)	(52,453)
Stock-based compensation	1,695	1,739
Change in fair value of warrant liabilities	2,357	265
Change in fair value of convertible promissory notes	7,563	—
Change in fair value of long-term debt	1,554	—
Loss on exchange of warrant liabilities	3,320	—
Loss on issuance of financial instruments	585	—
Loss on extinguishment of long-term debt	2,157	—
Transaction costs	3,673	—
Adjusted EBITDA	$(47,982)	$(50,449)

Liquidity and Capital Resources

We have incurred operating losses and negative cash flows, primarily from the production of our proprietary Merlin Pilot technology. Certain contracts have become loss-making due to variable consideration constraints and contract costs exceeding the contract price. Concurrently, our general and administrative expenses have risen due to business growth, increased headcount, expanded corporate functions, higher proposal activity, and increased fees for professional services.

Our ability to fund our operations and meet our obligations depends on achieving anticipated revenue and cash flow levels, managing costs, and successfully managing working capital. Our ability to generate cash is also subject to economic, financial, competitive, legislative, regulatory, and other factors beyond our control. We cannot guarantee that our business will generate sufficient cash flow to meet our liquidity needs.

To meet these capital requirements, we expect to rely on our current borrowing capacity and access to debt and equity markets. However, our ability to obtain additional funding is subject to market conditions, our operating performance, market perception of our growth, and compliance with financial covenants under our existing debt agreements. Our capital needs may also vary materially from current plans if, for example, revenues do not meet expectations, or we incur unforeseen expenditures.

Should our current and future liquidity sources prove insufficient, we may need to seek additional equity or debt financing, which could involve shareholder dilution or restrictive operational covenants. There can be no assurance that we will be able to raise additional capital. An inability to do so would adversely affect our ability to achieve our business objectives.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Net cash (used in) provided by:
Operating activities	$(59,868)	$(45,466)	$(14,402)	32%
Investing activities	(368)	(1,764)	1,396	(79)%
Financing activities	82,384	33,940	48,444	143%
Net (decrease) increase in cash and cash equivalents	$22,148	$(13,290)	$35,438	(267)%

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025, was $59,868 thousand, an increase of $14,402 thousand from net cash used in operating activities of $45,466 thousand for the year ended December 31, 2024. The change in cash used in operations was primarily due to an increase in net loss of $19,525 thousand, a decrease in the contract loss provision accrual of $4,896 thousand, a change in prepaid expenses and other current assets of $2,757 thousand, a change in capitalized transaction costs of $7,562 thousand, a change in deposits of $1,549 thousand, and an increase in contract loss provision amortization of $1,263 thousand. These changes are offset by an increase in change in fair value of warrant liabilities of $2,092 thousand, an increase in change in fair value of convertible promissory notes of $7,563 thousand, an increase in loss on exchange of warrant liabilities of $3,320 thousand, an increase in loss on extinguishment of long-term debt of $2,157 thousand, and changes in accounts payable and accrued expenses of $1,961 thousand and $4,397 thousand, respectively.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025, was $368 thousand, a decrease of $1,396 thousand from net cash used in investing activities of $1,764 thousand for the year ended December 31, 2024. The change in cash used in investing activities was primarily due to a decrease in acquired property and equipment of $1,477 thousand.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025, was $82,384 thousand, an increase of $48,444 thousand from net cash used in financing activities of $33,940 thousand for the year ended December 31, 2024. The change in cash flows provided by financing activities was primarily due to an increase in proceeds from issuance of warrants and convertible promissory notes related to the Pre-PIPE Bridge and the Pre-Funded PIPE of $66,796 thousand and $20,413 thousand, respectively, offset by a decrease of proceeds from issuance of long-term debt of $34,378 thousand and an increase in repayments of long-term debt of $4,712 thousand.

Contractual Obligations and Commitments

As of December 31, 2025, our debt obligations are comprised of our 7.47% Convertible Loan due in 2032 (the “PGF Loan”) with a principal amount outstanding of $672 thousand, our Term Loans (LSA 2024) due in 2027 with a principal amount outstanding of $29,788 thousand, our Pre-PIPE Bridge Notes due in 2026 with a principal amount outstanding of $28,695 thousand, and our Pre-Funded PIPE Notes due in 2026 with a principal amount outstanding of $75,599 thousand. As of December 31, 2025, we paid off the principal amount outstanding of our Term Loan (LSA 2021).

As of December 31, 2024, our debt obligations are comprised of our PGF Loan with a principal amount of $660 thousand due in 2032, $500 thousand principal amount outstanding under our Term Loan (LSA 2021) that matures in July 2025, and $35,000 thousand principal amount outstanding under our Term Loan (LSA 2024) that was set to mature in January 2027. During the year ended December 31, 2024, we repaid $1,143 thousand in principal amount of our Term Loan (LSA 2021).

As of December 31, 2025, and December 31, 2024, our non-cancelable operating lease commitments are $979 thousand and $1,348 thousand, respectively, of which $657 thousand and $709 thousand, respectively, are due in less than one year. Our operating leases relate to our office space, aircraft, motor vehicles, and airport hangar space.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts in the consolidated financial statements and related footnote disclosures. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We re-evaluate our estimates on an on-going basis.

The accounting estimates we use in the preparation of our consolidated financial statements will change as new events occur, more experience is acquired, additional information is obtained and our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in our reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to our financial statements. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.

Revenue Recognition

We recognize revenue from our contracts in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers” (“ASC 606”). The majority of our revenue is generated from cost-plus-fixed-fee, fixed-price, and cost-share arrangements for designing and integrating autonomous flight technologies.

Revenue is recognized over time based on the extent of progress towards completion. This process requires significant judgment around the following:

Measuring Progress: We use a cost-incurred input method to measure progress. This method relies on our ability to reliably estimate the total costs required to complete our long-term contracts.

These estimates are critical in determining the amount and timing of revenue recognized and are monitored and updated as our projects progress.

Warrants

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to

ASC 480, and, if not whether the warrants meet all of the requirements for equity classification under ASC 815. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance and are measured to fair value at each balance sheet date thereafter.

Valuations of instruments convertible to our Common Stock and Preferred Stock

Our preferred stock are classified as temporary equity, as they include liquidation provisions that are outside our control.

The fair value of our common stock was determined by our board of directors, after considering contemporaneous third-party valuations and input from management. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered various objective and subjective factors to determine the fair value of our equity including the following factors:

•        Probability of an IPO scenario (including de-SPAC transaction);

•        Probability of other liquidation events;

•        Expected time to liquidation; and

•        Expected return on equity.

The resulting equity value was then allocated to each share class based on differences in liquidation preferences of the various share classes using an Option Pricing Model (“OPM”) through the use of a series of call options and a Monte Carlo simulation. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict. For the IPO scenario (including de-SPAC transaction) we utilized a probability-weighted expected return method (“PWERM”) to allocate value among the various share classes. The PWERM involves the estimation of the value of our company under multiple future potential outcomes and estimates the probability of each potential outcome. After the value of each applicable class of shares was determined, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of the ordinary shares on a non-marketable basis. A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest and the fact that a non-controlling equity interest may not be readily transferable. A market participant purchasing this share would recognize this illiquidity associated with the shares, which would reduce the overall fair market value.

For periods prior to December 31, 2024, the fair value of the warrants for the purchase of preferred stock was calculated using the OPM as part of the allocation of the equity value to the various share classes (as described above). The critical accounting estimates for the valuation of those warrants include (a) the fair value of the underlying preferred stock, as mentioned above (b) expected financing amount, (c) expected financing date, (d) expected liquidity event, (e) risk-free rate and (f) volatility — based on peer companies’ volatility.

For periods after December 31, 2024 and in light of a potential de-SPAC transaction, the fair values of the warrants for the purchase of preferred and common stock were determined using PWERM, which considers both a Non-SPAC and a SPAC scenario and probabilities. The critical accounting estimates for the valuation of those warrants include (a) the fair value of the underlying preferred or common stock, as applicable, (b) the expected financing amount, (c) expected financing date, (d) expected liquidity event date, (e) equity volatility, (f) expected SPAC date, (g) a calibrated discount rate, and (h) risk-free rate.

The fair value of convertible notes was calculated using PWERM, which considers both a Non-SPAC and a SPAC scenario and probabilities. The fair value of the notes was estimated using Discounted Cash Flow (“DCF”).

Stock-based Compensation

We recognize stock-based compensation expense by estimating the fair value of stock options on the grant date using the Black-Scholes option-pricing model. The grant-date fair value is recognized on a straight-line basis over the service period.

This model requires subjective assumptions, which involve significant judgment. Our key assumptions are:

•        Fair Value of Common Stock: As our stock is not publicly traded, the fair value is determined by our board of directors, considering factors such as contemporaneous third-party valuations, company performance, and industry outlook.

•        Expected Volatility: Derived from the historical volatility of comparable public companies, as our shares have no trading history.

•        Expected Term: Calculated using the simplified method.

•        Risk-Free Interest Rate: Based on the U.S. Treasury yield curve.

•        Expected Dividend: Assumed to be zero, as we have no plans to pay dividends.

Because these assumptions are subjective, particularly the fair value of our common stock, our stock-based compensation expense could be materially different if we used different assumptions.

Emerging Growth Status Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. Merlin elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Merlin, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time Merlin is no longer considered to be an emerging growth company. At times, Merlin may elect to early adopt a new or revised standard.

In addition, Merlin intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, Merlin intends to rely on such exemptions, Merlin is not required to, among other things: (a) provide an auditor’s attestation report on Merlin’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosures that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

Merlin will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of Merlin’s first fiscal year following the fifth anniversary of the offering, (b) the last date of Merlin’s fiscal year in which Merlin has total annual gross revenue of at least $1.235 billion, (c) the date on which Merlin is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which Merlin has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies of the notes to our consolidated financial statements in the sections titled “Recently Adopted Accounting Pronouncements” and “Recently Issued Accounting Pronouncements Not Yet Adopted” included elsewhere in this prospectus — for a discussion about new accounting pronouncements adopted and not yet adopted as of the date of this report.

BUSINESS

Overview

Our vision is to be at the forefront of advancing autonomous flight technology and positioning ourselves as the leading U.S.-based developer of autonomy solutions for fixed-wing aircraft. Our non-human pilot system, Merlin Pilot, integrates cutting-edge hardware and software to deliver a comprehensive autonomous flight solution that spans the entire flight process — from takeoff to touchdown. We believe that Merlin Pilot will be able to significantly reduce operational costs, potentially saving customers millions of dollars per aircraft annually, by enabling reduced crew or uncrewed flights.

We believe that Merlin Pilot not only addresses the global pilot shortage but also enhances flight safety, offering a compelling economic model with diverse revenue streams, including hardware integration and recurring, high-margin software support. Our extensive portfolio of proprietary intellectual property combines artificial intelligence with traditional high-assurance flight controls, positioning us to capitalize on the growing trends of autonomous systems and next-generation aviation.

Our team comprises nearly 100 engineers with deep expertise in autonomy and certified software for both military and civilian applications. We are a prime contractor with over $100 million in total contract value and we have identified a $3 billion pipeline of opportunities, supporting robust growth in both military and civilian markets.

Our certification program includes an issued certification basis and a certification-conformed system with approved military airworthiness plans, underscoring our commitment to delivering reliable and safe autonomous flight solutions.

Merlin Pilot

Merlin Pilot is an advanced automation system designed to enable full autonomous flight from takeoff to touchdown. It utilizes a comprehensive array of sensor technologies to assess the aircraft’s state and its surrounding environment, allowing it to navigate effectively and recommend trajectory adjustments as necessary. Merlin Pilot’s communication capabilities are enhanced by natural language processing algorithms, facilitating communication with air traffic control. By operating with reduced crew or autonomously, we believe Merlin Pilot can significantly enhance flight efficiency, enabling more flights per day or optimized routes, thereby reducing operational costs. This translates to potential savings of millions of dollars per aircraft annually, offering substantial financial benefits to large fleet operators.

Merlin Pilot integrates a deterministic, rule-based core control layer that verifies and executes commands only within defined safety limits, with AI providing higher-level interpretation and decision support. Merlin Pilot’s deterministic core is a rule-based control system that incorporates critical fail-safes to prevent unsafe maneuvers or system failures, ensuring consistent and explainable behavior for safe, predictable autonomous flight. Above this core lies the automation layer, which governs flight autonomy, including takeoff, navigation, and landing, and mission autonomy, encompassing communications and operations. All automation functions are routed through the deterministic core, ensuring safety and compliance throughout the flight process. For example, Merlin Pilot uses AI to interpret air traffic control voice communications through natural language processing. The AI converts spoken instructions into structured commands that are passed to a bounded, safety-critical flight control system. That core control layer verifies all commands remain within defined safety limits before execution, enabling advanced automation while maintaining predictable and rigorous safety protections.

We currently conduct autonomous test flights under a regulator-approved experimental flight certificate for research & development purposes in defined airspace in the U.S. and New Zealand. All test flights to date operated with a safety pilot on board.

We define autonomous flight as Merlin Pilot’s use of perception sensors to understand an aircraft’s situation and environment and automatically change the behavior of the aircraft in response, such that it can still accomplish mission objectives. Safety pilots on board act in a supervisory role, monitoring the Merlin Pilot while it autonomously controls the aircraft, with the capability to intervene at any point.

The commercialization of new aircraft and the operation of autonomous flight services utilizing Merlin Pilot will require additional regulatory authorizations and certifications in the U.S., including Type Certification, Production Certification and an air carrier certificate issued by the FAA under Part 119 with Part 135 operations specifications. Similar civil authorizations and certifications will be required outside of the U.S. We are engaging with the FAA, New Zealand’s Civil Aviation Authority, and Military Airworthiness authorities on certification pathways.

Aircraft Platforms

Our go-to-market strategy is designed around mastering traditional aircraft markets and building a solid foundation of revenue and expertise. Our near-term focus is the military sector, with a goal to transition into the civilian space over the next fifteen years. We are currently focused on the following aircraft platforms:

•        C-130J:    The C-130J is one of the most widely used military transport aircraft globally. We have been chosen as the sole prime contractor for a $105 million Indefinite Delivery, Indefinite Quantity (“IDIQ”) production contract to integrate flight autonomy capabilities into the C-130J for the USSOCOM. This contract covers the initial adaptation of the platform and can be extended to both low-rate and full-rate production for all Air Force Special Operations Command (“AFSOC”) fixed-wing aircraft.

•        Tactical Autonomy:    We are developing tactical autonomy applications in four main areas. First, we are focusing on mobility and refueling systems to improve staffing and surge capabilities, while supporting diverse future fleets. Second, we work on automating older aircraft quickly to provide highly effective, optionally-crewed tactical systems, demonstrating the flexibility of our Merlin Pilot system in tough conditions, through fully automated surveillance and strike capabilities. Third, we create unique flight autonomy behaviors that work independently of specific aircraft designs, aiming to contribute to advanced collaborative aircraft projects. Lastly, we focus on expendable systems, offering adaptable software solutions that work across different platforms. Tactical autonomy is a key growth area for us as we continue to enhance our technology and applications.

USSOCOM Contract

The U.S. government frequently uses IDIQ contracts to obtain contractual commitments to provide products or services over a period of time pursuant to established general terms and conditions. At the time of the award of an IDIQ contract, the U.S. Government generally commits to purchase only a minimal amount of products or services from the contractor to whom such contract is awarded. After award of an IDIQ contract, the U.S. Government may issue task orders for specific services or products it needs utilizing a variety of contract types, including cost, cost-plus-fixed-fee, firm fixed-price, and cost-sharing. IDIQ contracts typically have multi-year terms and unfunded ceiling amounts which enable, but do not commit, the U.S. government to purchase substantial amounts of products and services.

We are the sole prime contractor on an IDIQ contract to support testing, production, integration, demonstration, and sustainment for USSOCOM’s Automated Crew and Workload program to integrate autonomous capabilities into the C-130J (the “USSOCOM Contract”). The scope of work under the USSOCOM Contract structures performance into seven stages:

•        Stage 1 — Preliminary Design Review:    Preliminary integration design, test plans (autonomy and survey flights), airworthiness planning, autonomy architecture (including human override, trustworthiness, safety, counter-AI, cyber survivability, and supply chain risk management), and initial risk mitigations.

•        Stage 2 — Critical Design Review:    Finalize integration design and airworthiness plan for system-in-control flight.

•        Stage 3 — Ground Test:      Demonstrate physical authority over flight controls, run simulations, perform engine runs, prepare reports with test points and video and demonstrate emergency disconnect procedures.

•        Stage 4 — Flight Test:    First shadowing a pilot, then system-in-control during enroute flight with a standard crew on board.

•        Stage 5 — Takeoff & Landing:    Demonstrate takeoff and landing with Merlin Pilot in control; initial role delineation between Merlin Pilot and human pilot.

•        Stage 6 — High-Value Mission Autonomy:    Demonstrate advanced autonomy features relevant to contested airspace and emerging strategic needs.

•        Stage 7 — Additional Platforms:    Potential integrations across additional fixed-wing aircraft as warranted by performance and funding.

Technical requirements, deliverables, and acceptance criteria are defined at the task order level. The ordering period on the USSOCOM Contract is five years, ending in 2029 unless amended or terminated, with a current maximum order ceiling of $105 million. As of the date of this prospectus, we have received two task orders related to the completion of Stages 1 and 2, reflecting a variety of cost, cost-plus-fixed-fee, and cost-share contract types. Task Order 1 funded a minimal amount for initial travel. The total value of Task Order 2 is currently $22,303,189, with us assuming a cost share responsibility of $6,347,411, resulting in a current total government obligation of $15,955,778. Stages 3-7 are not currently funded. Should we continue to effectively progress through Stage 2, management believes there is potential for additional task orders; however, future funding and task orders are at the government’s sole discretion. There is no material obligation for the government to purchase our services under the USSOCOM Contract.

The USSOCOM Contract includes a standard termination for convenience clause that allows the government to terminate the USSOCOM Contract for any reason, as well as standard provisions for termination upon default. Upon a termination for convenience, we are entitled to recover allowable costs and fees where applicable. Intellectual property rights under the USSOCOM Contract are governed by applicable Small Business Innovation Research data rights provisions; the government receives specified license rights, which may include government purpose or unlimited rights in certain circumstances.

Strategic Partnerships

We believe that our strategic relationships provide us with another point of competitive differentiation. Across each of the important activities of testing, validating, and refining our autonomous flight systems, we have established strong collaborations and relationships with Northrop Grumman and GE Aerospace to help to de-risk our commercial strategy.

•        We have a Memorandum of Agreement (the “NGSC MOU”) with Northrop Grumman Systems Corporation (“NGSC”) that establishes a framework for providing our mission autonomy software in support of NGSC’s Beacon project, an open-access autonomous testbed ecosystem designed to rapidly develop, test, and deploy new autonomous mission capabilities for military aircraft. Pursuant to the agreement, NGSC will provide us with a Mission Autonomy Software Development Kit (“SDK”) and other proprietary information to guide the integration of software into their virtual test environment, and we will deliver combat air patrol mission autonomy software, documentation, interface descriptions, dependencies, and proof of intended function and integrate the software into the Mission Autonomy SDK. Each party will retain ownership of pre-existing intellectual property and any intellectual property it solely develops. The NGSC MOU has a term of 24 months and, unless extended by amendment, or earlier terminated by either party, will terminate in July 2027.

•        We have a Teaming Agreement (the “Teaming Agreement”) with GE Aerospace (“GEAS”) that creates an exclusive collaboration to pursue, develop, and manufacture demonstrator, prototype and production systems comprised of our software applications and products combined with GEAS software applications and products for the KC-135 center console refresh program (as well as for future programs identified by either party, unless the other party declines to participate), with a program-by-program designation of a prime party to lead proposals. Each party will retain ownership of preexisting intellectual property and any intellectual property it solely develops. Joint ownership of intellectual property is allocated depending on whether the joint intellectual property is developed or derived from either party’s background intellectual property. The Teaming Agreement has a term of 36 months and, unless extended by amendment, or earlier terminated by either party, will terminate in 2028.

The Emerging Autonomous Flight Market

We believe we are well positioned in the middle of two major growing trends: autonomous systems and next generation aviation. We are focused on fixed-wing autonomy, a sector with immediate use cases, limited infrastructure constraints, and ease of adaptability onto dissimilar aircraft types.

Rising Geopolitical Tensions

Increasing geopolitical challenges are prompting militaries to invest in autonomous aviation to enhance operational reach and resilience. Autonomous systems enable aircraft to cover vast, remote areas and operate safely in contested environments, facilitating rapid and precise mission execution while minimizing personnel risk. As defense priorities evolve to address complex threats, autonomy is becoming essential for maintaining strategic advantage.

Global Air Power Projection Needs

Efficient and resilient refueling operations are crucial for extending fighter reach and mission endurance. Autonomous systems offer the potential to optimize the operational utilization of tankers and other aircraft, providing flexible and persistent support in contested environments where traditional crewed logistics face heightened risks. By integrating autonomy into critical support roles, militaries can sustain air operations and enhance supply chain resilience across distant and hostile regions.

Global Pilot Shortage

The global pilot shortage is affecting both commercial and military aviation, making it increasingly challenging to meet demands for military, cargo, and passenger pilots. Autonomous systems present practical solutions by enabling reduced crew or uncrewed operations across transport, refueling, and surveillance aircraft, thereby freeing up limited pilot resources for higher-priority missions. These technologies allow both commercial and military markets to scale missions, optimize fleet utilization, and maintain reliability without being constrained by crew availability.

Budgetary Constraints and Technological Innovation

Despite increased defense budgets, the DoW faces pressure to achieve more with less, driving demand for innovative technologies that deliver enhanced capabilities at lower or comparable costs. The DoW places emphasis on delivering asymmetric advantages, extending the life of existing programs and reducing long-term sustainment costs. Consequently, there is a growing focus on adaptable, cost-effective technologies that enhance capability and readiness without necessitating large, expensive developments or fleet replacements. Disruptive technologies offer a clear path to modernization within existing budget constraints, ensuring a competitive edge.

Our Business Strategy

We are pursuing several key growth strategies to capitalize on our position in the autonomous flight sector:

Leveraging First-Mover Advantage

We aim to capitalize on our first-mover advantage as a catalyst for growth as we seek to develop a unique technology in a disruptive sector. We believe this early lead will provide us with a compelling opportunity to capture market share as the competitive landscape evolves. In the aerospace sector, where regulatory and certification standards are crucial, we believe our role as an early, disruptive player gives us a significant edge.

Expanding Military Programs

We believe a major growth opportunity lies in broadening our reach across various military platforms. Building on our initial success with the C-130J, our adaptable and cost-effective architecture allows for rapid deployment across diverse aircraft. We believe this scalability within the defense ecosystem opens doors to a wide array of program opportunities, enabling us to deepen our presence within the DoW and support long-term revenue visibility.

Pursuing Commercial Applications

Our goal is to extend the commercialization of Merlin Pilot beyond the defense market. We believe the commercial aviation sector offers significant potential for future growth, with numerous opportunities across various markets. We plan to enter the civilian market through the global freight network in partnership with lessors and operators, leveraging our government and military successes to develop the industry relationships necessary for the next phase of growth.

Phased Implementation Strategy

Our strategy is structured around a phased implementation approach to ensure efficient deployment and scalability:

•        Phase 1 — Adapt:    During this phase, our engineers tailor the core Merlin Pilot system to specific platforms and mission profiles. This phase involves non-recurring engineering funding for each aircraft type with a scalable engineering process over time.

•        Phase 2 — Integrate:    During this phase, the Merlin Pilot system will be integrated onto customer platforms through our integration partners, including Sierra Nevada and Lockheed Martin. This phase involves a one-time integration charge, allowing us to leverage subcontractors to scale effectively.

•        Phase 3 — License:    During this phase, we will offer “Autonomy as a Service” to our installed base of aircraft at a pre-negotiated annual rate, which includes software updates and ongoing support for our software.

We believe our structured, multi-phase business model — anchored by contracts and recurring revenue components — provides high visibility into future cash flows, supported by a robust and well-defined pipeline.

Assured Autonomy by Design

Assured autonomy is a key aspect of our technology, combining advanced technology with certification-focused processes. Our system architecture integrates runtime assurance, formal methods, and safety monitors to support AI-driven flight operations in order to meet certification standards. Our system features an independent deterministic, rule-based core control layer that verifies and executes commands only within defined safety limits, with AI providing higher-level interpretation and decision support, ensuring predictable and explainable behavior even in edge cases. The automation layer sits above this deterministic core to maintain safety and compliance. This approach is designed to meet the needs of military buyers and regulators, offering an alternative to systems that rely entirely on AI.

Modular Autonomy Stack

Our technology stack is designed to be modular and adaptable to various types of aircraft. Its flexible architecture allows it to be quickly adjusted for use in different commercial and military aircraft with minimal hardware modifications. This adaptability supports scalability and deployment without requiring extensive redesigns or customizations for specific missions. Our technology can be integrated into existing aircraft systems with relatively low cost and risk, aiming to minimize operational disruptions and facilitate wider adoption.

Human-Machine Teaming

Our technology is built to integrate seamlessly with human supervisory control, enabling progressive deployment of autonomy across different aircraft platforms with operator confidence.

Data-Driven Learning within a Certified Framework

We capture flight data to enable continuous performance monitoring and analysis, iteratively improving performance while maintaining certification rigor.

Certification-First Mindset

Our technology development aligns directly with FAA and EASA certification pathways, de-risking customer adoption.

Proven Flight Programs

Merlin Pilot has experience executing complex, multi-stakeholder programs with military and commercial partners, successfully bridging experimental systems to operational use.

Strategic Regulatory Partnerships

As a first mover, we seek to actively shape the regulatory landscape for autonomous flight in order to create long-term competitive advantages.

Dual-Use Market Focus

Designed to meet stringent military and commercial aviation safety requirements, we believe our technology has diverse applications across sectors.

Proactive Risk Management

We are proactively addressing the inherent risks associated with introducing autonomous flight systems through a phased deployment approach, human-centric design, advanced learning techniques, strategic partnerships, and cross-platform collaborative capabilities. Our step-by-step approach aims to eventually achieve fully autonomous solutions across various platforms. Our go-to-market strategy involves rigorous testing and certification with regulators like the FAA and New Zealand’s CAA, resulting in a mature certification program with approved military airworthiness plans. Initially, we focus on reducing pilot crews from “2 to 1” before progressing to fully uncrewed aircraft.

Human-Centric Design and Advanced Learning

The Merlin Pilot system complements human pilots with software that uses advanced learning techniques for weather navigation. We employ imitation learning to teach our systems how experienced pilots navigate complex weather conditions, enabling real-time, human-like decision-making. The Merlin Pilot system can operate without ground communications and GPS navigation, which is advantageous in combat situations where signals may be jammed.

Strategic Partnerships for Integration

We outsource the integration of our software to strategic partners like Sierra Nevada and Lockheed Martin, allowing us to focus on the higher-margin adaptation and licensing phases of software development.

Our Competition

Competition in our addressable market includes Anduril, AeroVironment, Reliable Robotics, Xwing, Skyryse, Shield AI as well as traditional primes like Lockheed Martin, Northrop Grumman, General Dynamics, etc.

Our Operations

Research & Development:    Research and development activities are integral to our business and we follow a disciplined approach to investing our resources to create new technologies and solutions. A fundamental part of this approach is a well-defined screening process that helps us identify commercial opportunities that support current desired technological capabilities in the autonomous flight space. Our research includes the expansion of Merlin Pilot’s capabilities across a range of missions and aircraft.

Our Employees

We have over 160 employees consisting primarily of engineering and flight test expertise (pilots, aircraft maintenance and flight test engineers), quality and technology professionals, program management and business development resources, as well as general and administrative functions including finance, human resources, and supply chain.

Our Facilities

We are headquartered in Boston, Massachusetts with a leased office space comprised of over 8,100 square feet of office and engineering lab space.

We also lease a hangar and office spaces at the Quonset State Airport in North Kingstown, Rhode Island where frequent test flights are held. There is also a dedicated test environment to support further development and certification in our facility in the Bay of Islands, KeriKeri, New Zealand. We intend to design, develop and operate a leased hangar and office space at the Laurence G. Hanscom Field Airport in Bedford, Massachusetts.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of intellectual-property rights (e.g., patents, trademarks, copyrights, and trade secrets including know-how and expertise) and contracts (e.g., license agreements, confidentiality and non-disclosure agreements with third parties, and employee and contractor disclosure and invention assignment agreements).

We own or have exclusive rights to patents, trademarks, copyrights, trade secrets, and/or other intellectual property rights in the United States and abroad that support us and the respective brands, products and services we deliver. We have 28 issued patents worldwide (of which 15 are U.S. patents). Without accounting for any potential patent term adjustments (including terminal disclaimers) or extensions or other forms of exclusivity with respect to our issued patents, they will expire between October 2041 and March 2044.

Of the above referenced patents, approximately 8 of the issued U.S. patents are related to natural language processing of air traffic control communications. We also have 1 U.S. trademark registration and 6 pending U.S. trademark applications. We regularly file for patent and trademark protection, and we may also acquire intellectual property by way of corporate acquisition.

We believe that our differentiated and balanced portfolio of intellectual property rights in the autonomous flight space and our brand reputation provide us with a competitive advantage.

In the future, we intend to continue to seek intellectual property protection for our new products, technologies and designs, and exercise our rights to exclusively use these valuable assets.

Government Regulation

We are subject to various local, state, federal and international laws and regulations relating to the development, manufacturing, sale and distribution of our products, systems and services, and it is our policy to comply with the applicable laws in each jurisdiction in which we conduct business. Regulations include but are not limited to those related to import and export controls, corruption, bribery, environment, government procurement, wireless communications, competition, product safety, workplace health and safety, employment, labor and data privacy.

The commercialization of new aircraft and the operation of an aerial mobility service require certain regulatory authorizations and certifications, including Type Certification, Production Certification and an air carrier certificate issued by the FAA under Part 119 with Part 135 operations specifications.

Furthermore, our non-U.S. operations are subject to the laws and regulations of foreign jurisdictions, which may include regulations that are more stringent than those imposed by the U.S. government on our U.S. operations.

Government Contracting Process

We sell the significant majority of system products and services as the prime contractor under contracts with the U.S. government. Certain important aspects of our government contracts are described below.

Proposal Process

Most of our current government contracts were awarded through a competitive proposal process. The U.S. government awards competitive contracts based on solicitations that describe the procuring agency’s needs and establish proposal evaluation and source selection criteria. Each interested supplier prepares a proposal in response to the agency’s solicitation. Proposals usually must be prepared in a short time period in response to a deadline identified in the solicitation, and the proposal effort requires extensive involvement of numerous technical and administrative personnel. Following award announcements, unsuccessful offerors may challenge the agency’s award decision in a proceeding known as a “bid protest.”

Funding

The funding of U.S. government programs is subject to congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis, even though a program may continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations.

The U.S. military funds its contracts for autonomous flight systems either through operational need statements or as programs of record. Operational need statements require allocations of discretionary spending or reallocations of funding from other government programs. We define a program of record as a program that, after undergoing extensive DoW review and product testing, is included in the five-year government budget cycle, meaning that funding is allocated for purchases under these contracts during the five-year cycle, absent affirmative action by the customer or Congress to change the budgeted amount. Despite being included in the five-year budget cycle, funding for these programs is subject to annual approval.

Material Government Contract Clauses

All contracts with the U.S. government contain clauses, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts. Examples of said rights bestowed to the government may include:

•        terminate existing contracts for convenience, in whole or in part, when it is in the interest of the government to do so;

•        terminate contracts for default upon the occurrence of certain enumerated events;

•        unilaterally modify contracts with regard to certain performance requirements;

•        terminate contracts (including multi-year contracts) and related orders if funds for contract performance become unavailable;

•        obtain rights in, or potentially ownership of, intellectual property developed or delivered by a contractor as a result of its performance of the contract;

•        adjust contract costs and fees on the basis of audits completed by its agencies;

•        suspend or debar a contractor from doing business with the U.S. government; and

•        control or prohibit the export of certain items.

Generally, government contracts are subject to oversight audits by government representatives. Compensation, if any, in the event of a termination for default is limited to payment for work completed at the time of termination. In the event of a termination for convenience, the contractor may receive the contract price for completed work, as well as its costs of performance of terminated work including an allowance for profit and reasonable termination settlement costs.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future.

MANAGEMENT

Our Board comprises seven directors: Matt George, Michael Blitzer, Kenneth Braithwaite, Kelyn Brannon, Michael Montelongo, Dr. Robert H. Smith and Carolyn Trabuco.

The following table sets forth certain information, as of the date of this prospectus, concerning the names, ages and positions of the individuals who currently serve as our executive officers and directors:

Name	Age	Position
Matt George	35	Chief Executive Officer, President, Director, and Chairman
Ryan Carrithers	41	Chief Financial Officer and Treasurer
Leslie Ravestein	51	Chief Legal Officer and Secretary
Michael Blitzer	48	Director
Kenneth Braithwaite	65	Director
Kelyn Brannon	67	Director
Michael Montelongo	70	Director
Dr. Robert H. Smith	61	Director
Carolyn Trabuco	56	Director

Our officers and directors are well qualified as leaders. In their prior positions they have gained experience in core management skills, such as strategic and financial planning, financial reporting, compliance, risk management, and leadership development. Several of our officers and directors also have experience serving on boards of directors and board committees of other public companies and private companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, certain officers and directors have other experience that makes them valuable, such as prior experience in mergers and acquisitions, in financial services, and managing and investing in assets.

We believe that the above-mentioned attributes, along with the leadership skills and other experiences of our officers and directors described below, provide us with broad perspectives and sound judgment necessary to achieve our goals and act as effective stewards of capital.

Matt George.    Mr. George is our founder and has served as our Chief Executive Officer, President, and Chairman of our Board since March 2026. Prior to his current roles, Mr. George served as Chief Executive Officer of Legacy Merlin from November of 2018 until the consummation of the Business Combination. Before founding the Company in 2018, Mr. George founded and served as Chief Executive Officer of Bridj, a technology company and booking and fleet management platform. Mr. George served as CEO of Bridj from August 2013 and departed in December 2017 after the company was acquired. Prior to founding Bridj, Mr. George worked in the Executive Office of the President at the White House. Mr. George holds a Bachelor of Arts degree from Middlebury College. We believe Mr. George is well qualified to serve as a director, given his deep familiarity with our business and the aviation industry, as well as his executive leadership experience.

Ryan Carrithers.    Mr. Carrithers serves as our Chief Financial Officer. Prior to the Business Combination, Mr. Carrithers served as the Chief Financial Officer of Legacy Merlin from October 2025 until March 2026. Mr. Carrithers has over 18 years of experience leading finance, treasury, investor relations, and operational functions across public and private companies, with significant experience supporting public-company transactions, capital markets activity, and large-scale restructuring initiatives. Prior to joining the Company, Mr. Carrithers served as Vice President of Strategic Finance and Treasury at Ginkgo Bioworks, Inc. (NYSE: DNA) from November 2022 until October 2025, where he led company-wide financial planning, budgeting, restructuring initiatives, and capital allocation, including management of a substantial investment portfolio and the financial integration of Zymergen following its acquisition. Previously, he served as Vice President of Strategic Finance, Treasury, and Investor Relations at Astra Space, Inc. (Nasdaq: ASTR) from January 2020 until September 2022, where he helped lead the company’s business combination with Holicity Inc., resulting in Astra’s public listing and the raising of approximately $454 million in gross proceeds, including a PIPE investment, and oversaw investor relations and capital markets strategy. Earlier in his career, Mr. Carrithers held senior finance leadership roles at KUKA AG, including Chief Financial Officer for the Americas and Chief Financial Officer for South America, where he oversaw finance, accounting, tax, and operational functions across multi-billion-dollar revenue businesses. Mr. Carrithers began his career at Robert Bosch LLC and holds a Bachelor of Science degree in Management with a dual concentration on Accounting and Economics from Kettering University.

Leslie Ravestein.    Ms. Ravestein serves as our Chief Legal Officer and Secretary. Ms. Ravestein also served as the Chief Legal Officer and Secretary of Legacy Merlin prior to the Business Combination. Ms. Ravestein has a range of experience counseling boards and executives on corporate governance, compliance, securities, finance, and transactional matters across several industries. Before joining the Company, Ms. Ravestein served as Associate General Counsel, Securities & Corporate Governance of Textron, Inc. (NYSE: TXT), a multi-industry company known for its global network of aircraft, defense, industrial, and finance businesses, from July 2023 through March 2025. Prior to her time with Textron, Ms. Ravestein served as Senior Vice President and Associate General Counsel of Factor Systems, Inc. (Nasdaq: BTRS) (dba Billtrust) from August 2022 until March 2023 and Vice President and Associate General Counsel of Veoneer, Inc. from July 2018 until August 2022 (NYSE: VNE). Over the course of her career, Ms. Ravestein also held various positions at Semtech Corporation (Nasdaq: SMTC), Aerovironment, Inc. (Nasdaq: AVAV), Stubbs Alderton & Markiles, LLP and Fulbright & Jaworski LLP (now Norton Rose Fulbright LLP). Ms. Ravestein holds a juris doctor degree from Boston University School of Law and a bachelor’s degree from McGill University.

Michael Blitzer.    Mr. Blitzer serves as a member of our Board. Mr. Blitzer has been the President, CEO and a board member of Inflection Point since July 2025. Mr. Blitzer has served as the Chairman and CEO of Inflection Point Acquisition Corp. III, a special purpose acquisition company, since October 2024, which announced the signing of a definitive agreement for its initial business combination with Air Water Ventures Holdings Limited on August 25, 2025. Since September 2025, Mr. Blitzer has also served as the Chairman and Chief Executive Officer of Maywood Acquisition Corp., a special purpose acquisition company, which announced the signing of a definitive agreement for its initial business combination with GOWell Technology Limited on October 14, 2025. Mr. Blitzer previously served as co-CEO and director of Inflection Point Acquisition Corp., a special purpose acquisition company, from February 2021 until the completion of its business combination with Intuitive Machines, LLC in February 2023. Mr. Blitzer also served as the Chairman and CEO of Inflection Point Acquisition Corp. II from March 2023 until the closing of its business combination with USARE in March 2025. He currently sits on the board of directors and audit committee of Intuitive Machines, Inc. (Nasdaq: LUNR) and is the Chairman of USA Rare Earth, Inc. (Nasdaq: USAR). Mr. Blitzer is the founder and co-CEO of Kingstown Capital Management (“Kingstown”), which he founded in 2006 and grew to a multi-billion asset manager with some of the world’s largest endowments and foundations as clients. Over 19 years, Kingstown has invested in public and private equities, SPACs, PIPEs, and derivatives. At Kingstown, Mr. Blitzer has overseen and participated in nearly all the firm’s investment decisions including countless public and private investments in disruptive growth industries. Mr. Blitzer brings an in-depth understanding of public markets and has invested in a variety of corporate transactions such as spin-offs, rights offerings, public offerings, privatizations, and mergers & acquisitions. Mr. Blitzer began his Wall Street career at J.P. Morgan Securities in 1999 advising companies globally in private debt and equity capital raises, followed by work at the investment fund Gotham Asset Management, which was founded by the author and investor Joel Greenblatt. Mr. Blitzer taught courses in Investing at Columbia Business School for five years in the 2010s. He holds an M.B.A. from Columbia Business School and a B.S. from Cornell University where he received the Cornell Tradition Fellowship. Mr. Blitzer is a trustee of Greens Farms Academy in Westport, CT where he is also Treasurer and Chair of the Investment Committee. We believe Mr. Blitzer is well-qualified to serve as a director due to his extensive experience as a director and company advisor, as well as his experience with finance and special purpose acquisition companies.

Kenneth Braithwaite.    Mr. Braithwaite serves as a member of our Board. Mr. Braithwaite has served as a Senior Advisor to Summa Equity since March of 2021, where he also served as a Consultant and Industrial Advisor from January 2021 until October 2023. Mr. Braithwaite served as a Geopolitical Senior Advisor to Silicon Valley Bank from February 2021 to June 2023, and to Kongsberg Defence since February 2022. He has also served as a senior advisor to Saronic Technologies since October 2022 and Summa Equity since February 2021. He has been a Fellow at the NATO School in Oberammergau, Germany since January of 2021 and a Visiting Fellow at Perry World House at the University of Pennsylvania since September of 2025. He currently serves as the chairman of the board of Fincantieri Marine Group, a position he has held since December 2025, and as a board member of Atom Computing since August 2022. He has also served as Chairman of Blue Forge Alliance since April 2024 and the US Navy Museum Development Foundation since June 2021. Mr. Braithwaite served on the board of directors of Tritium from January 2021 to June 2024. Prior to his advisory roles, Mr. Braithwaite dedicated much of his career to public service, serving as the 77th Secretary of the Navy from May 2020 to January 2021, United States Ambassador to the Kingdom

of Norway from May 2018 to May 2020 and as an officer and Naval Aviator of the United States Navy from July 1980 to June 2011, when he retired as Vice Chief of Information at the rank of Rear Admiral. Mr. Braithwaite has also held various leadership roles in the private sector, including with Vizient, Inc., Hospital & Healthsystem Association of Pennsylvania and Ascension Health. Mr. Braithwaite holds a bachelor’s degree from the United States Naval Academy and a master’s degree from the University of Pennsylvania. We believe Mr. Braithwaite is well-qualified to serve as a director due to his extensive business, leadership, aviation and government experience.

Kelyn Brannon.    Ms. Brannon serves as a member of our Board. Ms. Brannon served as Chief Financial Officer of Celestial AI from June 2024 to February 2026, when she transitioned from the role in connection with Marvell Technology Inc.’s acquisition of the company. Prior to her time at Celestial AI, Ms. Brannon served as Chief Financial Officer at Siprocal from December 2022 to April 2023, and at Astra from December 2020 to November 2022, where she helped take the company public via SPAC merger. Ms. Brannon has decades of experience in corporate leadership, including executive roles at Asure Software, Inc. (Nasdaq: ASUR), Arista Networks, Inc. (NYSE: ANET), Delivery Agent Inc. and more. Earlier in her career, Ms. Brannon served as the first Chief Accounting Officer at Amazon.com, Inc. (Nasdaq: AMZN), where she helped establish the financial and reporting foundation for one of the world’s largest and most complex technology companies. She began her career at Ernst & Young LLP, working in audit and corporate finance during her more than seven years with the firm. Ms. Brannon also served as a board member of iRocket from May 2023 until March 2024. Ms. Brannon holds a bachelor’s degree in political science from Murray State University, where she graduated in 1981. We believe Ms. Brannon is well-qualified to serve as a director, given her extensive corporate leadership experience, prior experience as board member and deep familiarity with corporate finance.

Michael Montelongo.    Mr. Montelongo serves as a member of our Board. Mr. Montelongo has served as President and Chief Executive Officer of GRC Advisory Services, LLC, a board governance firm, since July 2016, and was previously Chief Administrative Officer and Senior Vice President, Public Policy and Corporate Affairs from January 2008 to July 2016 for Sodexo, Inc. (Euronext: SW), a facilities and hospitality outsourcing solutions enterprise. He is a former George W. Bush White House appointee serving as the 19th Assistant Secretary for Financial Management and Assistant Secretary (Chief Financial Officer) of the U.S. Air Force from August 2001 to March 2005. Mr. Montelongo is a lifetime member of the Council on Foreign Relations and was an executive with a global management consulting firm and a regional telecommunications company. He completed a career in the U.S. Army that included line and staff assignments, a Congressional Fellowship in the U.S. Senate and service as an assistant professor teaching economics and political science at West Point. Mr. Montelongo also served as a Lecturer of Business Administration on the Harvard Business School faculty from October 2023 to August 2025, and has served as an Executive Fellow since August 2025. Mr. Montelongo has served on the board of Civeo Corporation (NYSE: CVEO), an accommodation services multinational outsourcing corporation, since August 2021, Palmex I Ltd, a multinational snack pellet producer, since November 2021, and the National Association of Corporate Directors (NACD), the premier director membership and education organization, since July 2023. Mr. Montelongo also served on the board of Conduent Incorporated (NASDAQ: CNDT), an IT business process outsourcing company, from May 2020 to May 2025, and on the board of Herbalife Nutrition Ltd. (NYSE: HLF) from April 2015 until April 2021. Mr. Montelongo earned his B.S. from West Point and an M.B.A. from Harvard Business School. We believe Mr. Montelongo is well-qualified to serve as a director, given his extensive experience as an executive and director, as well as his substantial government and military experience.

Dr. Robert H. Smith.    Dr. Robert H. Smith serves as a member of our Board. Dr. Smith has held the roles of Principal at Right Hand Side, a consulting group, and Co-Founder at JATO Foundation since January 2024. Prior to his roles with Right Hand Side and JATO Foundation, Dr. Smith was the Chief Executive Officer of Blue Origin, a space startup, from September 2017 until January of 2024. Dr. Smith also held various leadership roles in the aerospace industry prior to joining Blue Origin, including Honeywell Aerospace — where he served in various roles from July 2004 to August 2017 including CTO & President of Mechanical Systems & Components, — as well as other roles at United Space Alliance and The Aerospace Corporation. Dr. Smith also currently serves as a director at Parsons Corporation (NYSE: PSN), a role he has held since April of 2024 as well as independent director at the additive manufacturing company, Seurat Technologies. Dr. Smith holds a bachelor’s degree from Texas A&M in Aerospace Engineering, a master’s degree from Brown in Applied Math and Engineering, a master’s degree from MIT’s Sloan School of Management and a PhD in Aerospace Engineering from The University of Texas at Austin. We believe Dr. Smith is well-qualified to serve as a director, given his extensive experience as an executive, as a director and technical expert in the aerospace industry.

Carolyn Trabuco.    Ms. Trabuco serves as a member of our Board. She has served on the board of USA Rare Earth (Nasdaq: USAR) since March 2025, where she serves as the Chair of the Compensation Committee and as a member of the Audit Committee, and has also served on the board of Inflection Point Acquisition Corp. V (Nasdaq: IPEX) since January 2026. She also currently serves as a board member of Athena Technology Acquisition Corp. II (Nasdaq: ATEK), a position she has held since November 2024. She co-founded Azul Linhas Aéreas Brasileiras SA (NYSE: AZUL), a Brazilian airline, in 2007 and served as a director until April 2025. She also served as a director of Shimmick Corporation (Nasdaq: SHIM) from November 2023 to June 2025, a director of Critical Metals Corp. (Nasdaq: CRML) from November 2022 to December 2024, and a director of Sizzle Acquisition Corp. (Nasdaq: SZZL) from 2022 to 2023. She is also the founder and Chief Executive Officer of Thistledown Advisory Group, LLC, a strategic advisory firm, a position she has held since 2017, and also served as the chief financial officer at Ligilo Inc. (d/b/a Inclusively) from 2021 to 2022. Ms. Trabuco served as Managing Director at Cornerstone Capital Group in 2016, where she created original research in the field of ESG to be used alongside traditional financial analysis. From 2009 to 2014, Ms. Trabuco served as Senior Vice President and Senior Analyst at Phibro Trading LLC and Astenbeck Capital Markets, respectively. Prior to that, Ms. Trabuco was a portfolio manager and senior equity research analyst at Pequot Capital Management where she established the firm’s investment presence in global metals, mining and steel and in Brazil. Ms. Trabuco began her investment career in Equity Research at Fidelity Investments and later at the Wall Street firms Lehman Brothers, Montgomery Securities and First Union Capital Markets. She is also an adjunct professor of finance at Sacred Heart University, where she has taught since July 2021. Ms. Trabuco holds a bachelor’s degree in art history from Georgetown University and a master’s degree in public administration from Sacred Heart University. We believe Ms. Trabuco is well-qualified to serve as a director, given her extensive experience with public companies, the aviation industry and finance.

Corporate Governance

Composition of our Board

Our business and affairs are managed under the direction of our Board. Our Board is chaired by Matt George, and includes Michael Blitzer, Kenneth Braithwaite, Kelyn Brannon, Michael Montelongo, Dr. Robert H. Smith and Carolyn Trabuco as members. The Board has determined that Michael Blitzer, Kenneth Braithwaite, Kelyn Brannon, Michael Montelongo, Dr. Robert H. Smith and Carolyn Trabuco qualify as independent in accordance with applicable Nasdaq and SEC rules. Subject to the terms of our Charter and the Bylaws, the number of directors of the Company is fixed by our Board and is initially fixed at seven (7) directors.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of its business and structure, our Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Pursuant to the Business Combination Agreement, Inflection Point was granted the right to designate two directors for election to our Board, one of which must meet the applicable independence requirements under Nasdaq and SEC rules.

Director Independence

Under our Corporate Governance Guidelines and the Nasdaq rules, a director is not independent unless our Board affirmatively determines that he or she does not have a direct or indirect material relationship with the Company or any of its subsidiaries. In addition, the director must not be precluded from qualifying as independent under the per se bars set forth by the Nasdaq rules.

Our Board undertook a review of its composition, the composition of its committees and the independence of its directors and considered whether any director has a material relationship with the Company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that Michael Blitzer, Kenneth Braithwaite, Kelyn Brannon, Michael Montelongo, Dr. Robert H. Smith and Carolyn Trabuco do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” as that term is defined under the Nasdaq rules. In making these determinations, our Board considered the relationships that each non-employee director has with the Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the director’s beneficial ownership of our common stock.

Committees of our Board

Our Board directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. We have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which operates under a written charter.

In addition, from time to time, special committees may be established under the direction of our Board when it deems it necessary or advisable to address specific issues. Copies of our committee charters have been posted on our website, https://merlinlabs.com/investors under the heading “Corporate Governance”, as required by applicable SEC and Nasdaq rules. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

Audit Committee

Our audit committee is responsible for, among other things:

•        overseeing our accounting and financial reporting process;

•        appointing, compensating, retaining and overseeing the work of our independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;

•        discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•        pre-approving all audit and non-audit services provided to us by our independent registered public accounting firm (other than those provided pursuant to appropriate preapproval policies established by the audit committee or exempt from such requirement under the rules of the SEC);

•        reviewing and discussing our annual and quarterly financial statements with management and our independent registered public accounting firm;

•        discussing our risk management policies;

•        reviewing and approving or ratifying any related person transactions;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•        preparing the audit committee report required by SEC rules.

Our audit committee consists of Kelyn Brannon, Michael Montelongo and Carolyn Trabuco, with Kelyn Brannon serving as chair. All members of our audit committee meet the requirements for financial literacy under the applicable Nasdaq rules and regulations. Our Board has affirmatively determined that each member of our audit committee qualifies as “independent” under Nasdaq’s additional standards applicable to audit committee members and Rule 10A-3 of the Exchange Act applicable to audit committee members. In addition, our Board has determined that Kelyn Brannon qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

Our compensation committee is responsible for, among other things:

•        reviewing and approving corporate goals and objectives with respect to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting our Chief Executive Officer’s compensation;

•        reviewing and setting or making recommendations to our Board regarding the compensation of our other executive officers;

•        reviewing and making recommendations to our Board regarding director compensation;

•        reviewing and approving or making recommendations to our Board regarding our incentive compensation and equity-based plans and arrangements;

•        appointing and overseeing any compensation consultants;

•        reviewing and discussing annually with management our “Compensation Discussion and Analysis,” to the extent required; and

•        preparing the annual compensation committee report required by SEC rules, to the extent required.

Our compensation committee consists of Kelyn Brannon, Dr. Robert H. Smith and Carolyn Trabuco, with Carolyn Trabuco serving as chair. Our Board has determined that Kelyn Brannon, Dr. Robert H. Smith and Carolyn Trabuco qualify as “independent” under Nasdaq’s additional standards applicable to compensation committee members and each member of the compensation committee is a “non-employee director” as defined in Section 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things:

•        identifying individuals qualified to become members of our Board and ensure our Board has the requisite expertise and consists of persons with sufficiently diverse and independent backgrounds;

•        recommending to our Board the persons to be nominated for election as directors and to each committee of our Board;

•        developing and recommending to our Board corporate governance guidelines, and reviewing and recommending to our Board proposed changes to our corporate governance guidelines from time to time; and

•        overseeing the annual evaluations of our Board, its committees and management.

Our nominating and corporate governance committee consists of Michael Blitzer, Kenneth Braithwaite and Michael Montelongo, with Michael Blitzer serving as chair.

Our Board may from time to time establish other committees.

Code of Business Conduct and Ethics

We have a Code of Business Conduct and Ethics that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Code of Business Conduct and Ethics is available on our website, https://merlinlabs.com/investors under the heading “Corporate Governance” section.

We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on our website rather than by filing a Current Report on Form 8-K.

Insider Trading Policy

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of the Company’s securities by directors, officers and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations. It is also the policy of the Company to comply with applicable securities laws when transacting in its own securities.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee was at any time during the fiscal year 2025, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our Board or member of our compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2025 Summary Compensation Table” below. In 2025, our “named executive officers” and their positions were as follows:

•        Matt George, Founder and Chief Executive Officer; and

•        Ryan Carrithers, Chief Financial Officer.

Mr. Carrithers commenced employment with us as our Chief Financial Officer on October 7, 2025. Ms. Ravestein, who also is an executive officer, received less than $100,000 of compensation and benefits from us during 2025, and therefore is not included as a named executive officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the Business Combination may differ materially from the currently planned programs summarized in this discussion. The number of shares subject to options to purchase our common stock, and the per share exercise prices of each, reported in this section reflect the number of shares and exercise prices of such options on a pre-converted basis, and do not reflect adjustments that occurred in connection with the exchange of securities of Legacy Merlin as part of the Business Combination at the Exchange Ratio.

2025 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	All Other Compensation ($)		Total ($)
Matthew George	2025	250,000	100,000	40,932	(2)	390,932
Founder and Chief Executive Officer
Ryan Carrithers	2025	77,815	140,000	1,624		219,439
Chief Financial Officer

____________

(1)      For Mr. George, the amount reported in this column represents a discretionary bonus approved by the board in recognition of Mr. George’s contributions to the Company in 2025. For Mr. Carrithers, the amount reported in this column represents (i) a $65,000 signing bonus, and (ii) the partial payment of a relocation bonus in the amount of $75,000 (the aggregate amount of the relocation bonus that Mr. Carrithers is eligible to receive is $150,000), in each case paid to Mr. Carrithers pursuant to his offer letter with us. The signing bonus and relocation bonus are subject to repayment under certain circumstances, as described in more detail below under “Executive Compensation Arrangements — Offer Letter with Mr. Carrithers.”

(2)      Includes $37,966 paid by the Company in 2025 for flight instruction and aircraft rental related to FAA advanced licensure and currency requirements for Mr. George.

Narrative to Summary Compensation Table

2025 Base Salaries

The named executive officers receive a base salary to compensate them for services rendered to Legacy Merlin. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

The 2025 annual base salaries for our named executive officers were $250,000 for Mr. George and $360,000 for Mr. Carrithers. The “Salary” column of the 2025 Summary Compensation Table above shows the actual base salaries earned by each named executive officer in 2025.

Equity Compensation

2018 Equity Incentive Plan

Prior to the Closing, we maintained the 2018 Equity Incentive Plan (the “2018 Plan”) to provide our service providers the opportunity to acquire a proprietary interest in our success. Historically we offered awards of stock options to purchase shares of our common stock to eligible service providers pursuant to the 2018 Plan, although none of our named executive officers held outstanding options or other equity-based awards as of December 31, 2025. Options granted under the 2018 Plan typically vest and become exercisable over a four-year period, subject to the grantee’s continued employment through the applicable vesting date, as follows: (i) 25% of the shares underlying the option vest on the first annual anniversary of the vesting commencement date and (ii) 75% of the shares underlying the option vest in 36 substantially equal installments on each monthly anniversary of the vesting commencement date thereafter. In connection with the completion of the Business Combination and the adoption of the 2026 Incentive Award Plan (the “2026 Incentive Plan”), the 2018 Plan was terminated and no further awards will be granted under the 2018 Plan. However, any outstanding awards granted under the 2018 Plan will remain outstanding, subject to the terms of the 2018 Plan and applicable award agreement.

2026 Incentive Award Plan

In connection with the Business Combination, our board of directors adopted, and our shareholders approved, the 2026 Incentive Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of the Company and certain of our affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success.

Merlin, Inc. Executive Severance Plan

In connection with the Business Combination, our Compensation Committee adopted and approved the Executive Severance Plan (the “Executive Severance Plan”), under which the Company may provide severance protections to a select group of management or highly compensated employees in connection with qualifying terminations of employment, including our named executive officers.

Under the Executive Severance Plan, if the named executive officer’s employment is terminated by us without cause or by the executive for good reason, in either case, outside of the 12-month period commencing on a change in control, the executive will be eligible to receive the following payments and benefits:

•        cash payments in an amount equal to the product of 1.0 (1.5 for Mr. George) and the executive’s then-current annual base salary, paid in substantially equal installments over the 12 months (18 months for Mr. George) following the termination date;

•        eligibility for a pro-rata annual bonus for the calendar year in which the termination date occurs and based on actual performance of applicable performance goals;

•        any earned but unpaid prior-year bonus;

•        Company-subsidized COBRA premium payments for the executive and the executive’s eligible dependents for up to 12 months (18 months for Mr. George); and

•        accelerated vesting of the portion of the executive’s then-unvested time-vesting equity awards that would have vested during the 12-month period following the termination date (had the executive’s employment not been terminated).

If the executive’s employment is terminated by us without cause or by the executive for good reason, in either case, within the 12-month period commencing on a change in control, the executive will be eligible to receive the following payments and benefits:

•        cash payments in an amount equal to the product of (i) 1.5 (2.0 for Mr. George) and (ii) the sum of executive’s then-current annual base salary and target annual bonus, paid in a lump sum;

•        any earned but unpaid prior-year bonus;

•        Company-subsidized COBRA premium payments for the executive and the executive’s eligible dependents for up to 18 months (24 months for Mr. George); and

•        full vesting of then-unvested equity awards (with performance-vesting equity awards vesting at “target” performance).

An executive’s right to receive the severance payments and benefits described above is subject to the executive’s execution and, as applicable, non-revocation of a general release of claims in our favor. In addition, the executive will only be entitled to receive severance outside the 12-month change in control protection period if the executive’s termination occurs following the first anniversary of his or her commencement of employment with the Company.

In addition, in the event that any payment under the Executive Severance Plan, together with any other amounts paid to the executive, would subject such executive to an excise tax under Section 4999 of the Internal Revenue Code, such payments will be reduced to the extent that such reduction would produce a better net after-tax result for the executive.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to 1% of each employee’s eligible compensation, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Health and Welfare Benefits

In 2025, the named executive officers also participated in standard health and welfare plans maintained by Legacy Merlin including medical, dental and vision benefits; short-term and long-term disability insurance; life insurance; and an employee assistance plan.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by Legacy Merlin.

Outstanding Equity Awards at Fiscal Year-End

Our named executive officers did not hold any outstanding equity incentive plan awards as of December 31, 2025.

Executive Compensation Arrangements

Matthew George

Prior to the Closing, we maintained a retention bonus plan that was intended to provide cash payments to certain employees, including Mr. George, in connection with a “deemed liquidation event” of our Company (which would not include the Business Combination). Under the retention bonus plan, Mr. George would have been entitled to receive $600,000 upon a deemed liquidation event. In connection with the Closing, we terminated the retention bonus plan, including Mr. George’s participation in it.

Ryan Carrithers

Mr. Carrithers is party to an offer letter with Legacy Merlin that provides for at-will employment that will continue until terminated at any time by either party. Pursuant to his offer letter, Mr. Carrithers is eligible to participate in the benefit plans and programs maintained by us for the benefit of our employees. In addition, Mr. Carrithers has entered into Legacy Merlin’s standard form of non-disclosure, non-competition, and non-solicitation agreement.

Pursuant to his offer letter, Mr. Carrithers receives an annual base salary of $360,000, and, commencing in 2026, he is eligible to earn an annual target cash performance bonus targeted at 40% of his annual base salary. The annual cash performance bonus will be determined on the basis of his and/or the Company’s attainment of financial or other performance criteria established by the board or its designee, subject to his continued employment through the payment date. Mr. Carrithers is also eligible to participate in our standard employee benefit plans.

In connection with his relocation to our headquarters in the greater Boston metropolitan area, Mr. Carrithers received a relocation bonus equal to $150,000, of which 50% was paid following his commencement of employment with us and the remaining 50% is payable following his relocation to our headquarters. If Mr. Carrithers’s employment is terminated for “cause” or he resigns without “good reason” (each, as defined in Mr. Carrithers’s offer letter) prior to the one-year anniversary of his start date, he will be required to repay a prorated portion of the relocation bonus paid to him prior to his termination of employment.

In addition, Mr. Carrithers received a one-time signing bonus of $65,000 and received a one-time deSPAC bonus of $200,000 in connection with the successful completion of the Business Combination. The signing bonus and the deSPAC bonus are subject to the following repayment obligations: (i) if Mr. Carrithers’s employment is terminated for cause or he resigns without good reason (in either case) prior to the six-month anniversary of his start date, he is required to repay 100% of the signing bonus and the deSPAC bonus previously received, and (ii) if Mr. Carrithers’s employment is terminated for cause or he resigns without good reason (in either case) following the six-month anniversary of his start date but prior to the 12-month anniversary of his start date, he is required to repay a prorated portion of the signing bonus and deSPAC bonus previously received, but the repayment amount will be reduced by one-sixth for each full month of employment completed after the initial six-month period.

If Mr. Carrithers’s employment is terminated without cause or he resigns with good reason, he will be entitled to receive the following severance benefits: (i) continued payment of his base salary for 12 months following his date of termination, and (ii) continued health insurance coverage at our expense under COBRA for up to 12 months following his date of termination, in each case subject to Mr. Carrithers’s execution and non-revocation of a release of claims in our favor.

Additionally, Mr. Carrithers’s offer letter provides that the Company will recommend to the board that it grant him an option to purchase 260,000 shares of our common stock, subject to the Company’s four-year vesting schedule, at a per share exercise price equal to the fair market value of a share of our common stock on the grant date. As of the date of this prospectus, Mr. Carrithers has not been granted the stock options described in his offer letter.

Non-Employee Director Compensation

In 2025, we did not pay any cash retainers or fees or grant any equity incentive plan awards to our non-employee directors for their service on our board.

As of December 31, 2025, none of our non-employee directors held any outstanding Legacy Merlin equity incentive plan awards.

Merlin, Inc. Non-Employee Director Compensation Program

In connection with the Business Combination, our board and directors adopted and approved the Non-Employee Director Compensation Program (the “Director Compensation Program”), pursuant to which eligible directors serving on the board are entitled to receive certain cash and equity compensation.

The Director Compensation Program consists of the following components:

Cash Compensation:

•        Annual Retainer: $65,000

•        Annual Committee Chair Retainer:

•        Audit: $20,000

•        Compensation: $15,000

•        Nominating and Governance: $10,000

•        Annual Committee Member (Non-Chair) Retainer:

•        Audit: $10,000

•        Compensation: $7,500

•        Nominating and Corporate Governance: $5,000

•        Lead Independent Director: $50,000

The annual cash retainers will be paid in quarterly installments in arrears. Annual cash retainers will be pro-rated for any partial calendar quarter of service. In addition, eligible directors may elect to receive vested shares of New Merlin Common Stock in lieu of any annual retainers.

Equity Compensation:

•        Initial Awards:    An eligible director who is initially elected or appointed to serve on the board after the consummation of the Business Combination automatically shall be granted, on the date of such eligible director’s election or appointment to the board, an award of restricted stock units (the “Initial Award”) pursuant to the 2026 Incentive Plan. The number of restricted stock units subject to the Initial Award will be determined by dividing the Pro-Rated Value (as defined below) by the closing price of New Merlin Common Stock on the applicable grant date. The “Pro-Rated Value” will equal $175,000, multiplied by the fraction, (i) the numerator of which is the difference between 365 and the number of days from the immediately preceding annual meeting of the Company’s stockholders through such eligible director’s appointment date, and (ii) the denominator of which is 365.

Each Initial Award will vest in full one day prior to the date of the next annual meeting of the Company’s stockholders following such eligible director’s appointment date, or, if earlier, the first anniversary of the eligible director’s election date, subject to continued service through the applicable vesting date.

•        Annual Awards:    An eligible director who is serving on our board as of the date of an annual meeting of stockholders (beginning with calendar year 2027) automatically shall be granted, on the date of such annual meeting, an award of restricted stock units with an aggregate value of $175,000 (the “Annual Award”). The number of restricted stock units subject to the Annual Award will be determined by dividing $175,000 by the closing price of New Merlin Common Stock on the applicable grant date.

Each Annual Award will vest in full on the earlier to occur of the first anniversary of the grant date and one day prior to the date of the next annual meeting following the grant date, subject to continued service.

In addition, each equity award granted to an eligible director under the Director Compensation Program will vest in full immediately prior to the occurrence of a “change in control” (as defined in the 2026 Incentive Plan) or upon such eligible director’s termination of service due to the director’s death or disability. Compensation under the Director Compensation Program will be subject to the annual limits on non-employee director compensation set forth in the 2026 Incentive Plan.

2026 Director Equity Awards

In connection with the Business Combination, our board of directors also approved two awards of restricted stock units to each of our non-employee directors (the “Director RSU Awards”), which will be granted on the date on which a registration statement on Form S-8 with respect to the New Merlin Common Stock issuance under the 2026 Incentive Plan becomes effective, subject to continued service through such date.

The first Director RSU Award has a dollar-denominated value of $175,000 and will vest in full on the earlier to occur of the first anniversary of the Closing Date and one day prior to the date of the 2027 annual meeting, subject to continued service. The second Director RSU Award has a dollar-denominated value of $200,000 and will vest with respect to 25% of the restricted stock units subject to the Director RSU Award on each of the six-, 12-, 18- and 24-month anniversaries of the Closing Date, subject to continued service. In addition, each Director RSU Award will vest in full immediately prior to the occurrence of a “change in control” or upon such eligible director’s termination of service due to the director’s death or disability.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth beneficial ownership of Common Stock and Series A Preferred Stock, as of April 3, 2026, by:

•        each person who is known to be the beneficial owner of more than 5% of the outstanding shares of Common Stock;

•        each of the Company’s current named executive officers and directors; and

•        all current executive officers and directors of the Company as a group.

The information below is based on an aggregate of 84,544,557 shares of Common Stock and 21,711,872 shares of Series A Preferred Stock issued and outstanding as of April 3, 2026. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power over that security, including Warrants that are currently exercisable or exercisable within 60 days.

Unless otherwise indicated, the Company believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	%	12.0% Series A Cumulative Convertible Preferred Stock	%
5% Holders
Bleichroeder Sponsor 1 LLC(2)	8,800,833	10.4%	—	—
Alyeska Master Fund, L.P.(3)	10,404,824	9.9%	9,803,922	45.2%
FR Capital Holdings, L.P.(4)	12,303,671	14.5%	272,210	1.3%
Quiet Venture(5)	12,894,174	15.1%	464,534	2.1%
Bling Capital(6)	7,294,921	8.6%	216,629	1.0%
SnowPoint Ventures GP, LLC(7)	8,257,647	9.6%	795,474	3.7%
WTI(8)	7,061,320	8.1%	1,146,155	5.3%
Floodgate Fund VI, L.P.(9)	5,336,322	6.3%	160,997	*
Inflection Point Fund I, LP(10)	3,303,471	3.8%	1,573,570	7.3%
CVI Investments, Inc.(11)	4,463,968	4.9%	2,535,360	11.7%
Directors and Executive Officers of the Company
Matt George	14,890,622	17.6%	—	—
Ryan Carrithers	—	—	—	—
Leslie Ravestein	—	—	—	—
Michael Blitzer	—	—	—	—
Kenneth Braithwaite	—	—	—	—
Kelyn Brannon	—	—	—	—
Michael Montelongo	—	—	—	—
Dr. Robert H. Smith	—	—	—	—
Carolyn Trabuco	—	—	—	—
All directors and executive officers as a group (9 individuals)	18,194,093	21.5%	1,573,570	7.3%

____________

*        Less than one percent

(1)      Unless otherwise noted, the business address of each of those listed in the table above is c/o Merlin, Inc. 129 South Street Boston, MA 02111.

(2)      Based solely on a Schedule 13G filed on March 24, 2026 by (i) Bleichroeder Sponsor 1 LLC, (ii) Andrew Gundlach and (iii) Michel Combes. The business address of Bleichroeder Sponsor 1 LLC is 1345 Avenue of the Americas, Fl 47, New York, NY 10105.

(3)     Alyeska has informed Merlin that it has opted for 9.99% beneficial ownership blockers, pursuant to which it may not convert Series A Preferred Stock or exercise the Series A Warrant to the extent that after giving effect to such conversion or exercise, Alyeska (together with its affiliates, and any persons acting as a group together with it or any of its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock calculated in accordance with the rules of the SEC. Alyeska Investment Group, L.P., the investment manager of Alyeska, has voting and investment control of the shares held by Alyeska. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska. The registered address of Alyeska Master Fund, L.P. is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago IL 60601.

(4)      Based solely on a Schedule 13G filed on March 23, 2026 by (i) FR Capital Holdings, L.P., a Delaware limited partnership (the “Management Company”), (ii) First Round Capital VIII-F, L.P., a Delaware limited partnership (“FRCVIII-F”), and (iii) First Round Capital VI, L.P., a Delaware limited partnership (“FRCVI”, and, collectively with the Management Company and FRCVIII-F, the “FRC Reporting Persons”) The business address of the FRC Reporting Persons is 2400 Market Street, Suite 237, Philadelphia PA 19103.

(5)      The business address of Quiet Venture is 113 Cherry Street PMB 27167, Seattle WA 98104.

(6)      The business address of Bling Capital is 135 Palm Avenue, Miami Beach FL 33139.

(7)      Based solely on a Schedule 13G filed on March 24, 2026 by (i) SnowPoint Ventures, LP, (ii) SnowPoint Growth I.II, LLC, (iii) SnowPoint Ventures GP, LLC, (iv) Alexander Creasey and (v) Douglas Philippone. The business address of SnowPoint Ventures GP, LLC is 700 S. Rosemary Ave, Suite 204, West Palm Beach, FL 33401.

(8)      The business address of WTI is 104 La Mesa Dr, Suite 102, Portola Valley, CA 94028.

(9)      The business address of Floodgate Fund is c/o Floodgate Partners VI, L.L.C., 506 Santa Cruz Ave, Suite 200, Menlo Park, CA 94025.

(10)    The business address of Inflection Point Fund I, LP is 167 Madison Ave, Suite 205 #1017, New York, New York 10016.

(11)    CVI Investments, Inc. has informed Merlin that it has opted for 4.99% beneficial ownership blockers, pursuant to which it may not convert Series A Preferred Stock or exercise the Series A Warrant to the extent that after giving effect to such conversion or exercise, CVI Investments, Inc. (together with its affiliates, and any persons acting as a group together with it or any of its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock calculated in accordance with the rules of the SEC. The business address of CVI Investments, Inc. is P.O. Box 309GT Ugland House South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands.

SELLING SECURITYHOLDERS

This prospectus relates to the resale from time to time of (i) an aggregate of            shares of our Common Stock, (ii)            shares of Series A Preferred Stock, (iii)            Series A Warrants, (iv)            shares of Common Stock underlying the Series A Preferred Stock and (v)            shares of Common Stock underlying the Series A Warrants. The selling securityholders may from time to time offer and sell any or all of the shares of Common Stock, Series A Preferred Stock and Series A Warrants set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “selling securityholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, designees, and others who later come to hold any of the selling securityholders’ interest in the Common Stock, Series A Preferred Stock and Series A Warrants other than through a public sale.

Certain of the Selling Securityholders have purchased or may acquire or purchase their respective shares of Common Stock at prices lower than current market prices and may therefore experience a positive rate of return on their investment, even if our public stockholders experience a negative rate of return on their investment. As a result, the Selling Securityholders are able to recognize a greater return on their investment than public stockholders. Furthermore, the Selling Securityholders may earn a positive rate of return even if the price of the Common Stock declines significantly. As a result, the Selling Securityholders may be willing to sell their shares at a price less than stockholders that acquired their Common Stock in the public market or at higher prices than the price paid by such Selling Securityholders, the sale of which would result in the Selling Securityholder realizing a significant gain even if other Merlin securityholders experience a negative rate of return. For example, in connection with Inflection Point’s IPO, the Sponsor and its affiliates paid an aggregate of $25,000, or approximately $0.004 per share, for an aggregate of 8,333,333 shares. Even when our trading price is significantly below $10.00, the offering price for the units offered in Inflection Point’s IPO, certain of the selling securityholders, including the Sponsor and its affiliates, may still have an incentive to sell Common Stock because they purchased the shares at prices lower than the public investors or the current trading price of our Common Stock. For example, based on the closing price of our Common Stock of $8.27 on April 2, 2026, the Sponsor and its affiliates would experience a potential profit of up to approximately $8.266 per share.

The sale or possibility of sale of shares of Common Stock, including those pursuant to this prospectus, could have the effect of increasing the volatility in our Common Stock price or putting significant downward pressure on the price of our Common Stock. The Common Stock being offered for resale by the Selling Securityholders pursuant to this prospectus represent approximately            % of our total issued and outstanding Common Stock.

The table below sets forth, as of April 3, 2026, the name of the Selling Securityholders for which we are registering Common Stock, Series A Preferred Stock and Series A Warrants for resale to the public, and the aggregate number of shares of the Common Stock that the Selling Securityholders may offer pursuant to this prospectus. In accordance with SEC rules, the entity below is shown as having beneficial ownership over securities it owns or has the right to acquire within 60 days, as well as securities for which it has the right to vote or dispose of such securities. Also, in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, securities which a person has the right to acquire within 60 days of the date of this prospectus are included both in that person’s beneficial ownership as well as in the total number of securities issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons. We have based percentage ownership on 84,544,557 shares of Common Stock outstanding as of the date of this prospectus.

Because the Selling Securityholders may dispose of all, none or some portion of their Common Stock, Series A Preferred Stock and Series A Warrants, no estimate can be given as to the number of shares Common Stock, Series A Preferred Stock and Series A Warrants that will be beneficially owned by the Selling Securityholders upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the shares of Common Stock, Series A Preferred Stock and Series A Warrants covered by this prospectus will be beneficially owned by the Selling Securityholders and further assumed that the Selling Securityholders will not acquire beneficial ownership of any additional securities during the offering. In addition, the Selling Securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the table is presented. Please see the section titled “Plan of Distribution” for further information regarding the Selling Securityholders’ method of distributing these shares of Common Stock, Series A Preferred Stock and Series A Warrants. All calculations below with respect to shares of Common Stock issuable upon conversion of Series A Preferred Stock take into account payment-in-kind dividends through            , 2029 and assume,

solely for this purpose, a conversion price of $5.00. All calculations below with respect to shares of Common Stock issuable upon exercise of Preferred Investor Warrants assume, solely for this purpose, an exercise price of $         and that the number of shares underlying such Preferred Investor Warrants is adjusted based on such $         exercise price.

Name of Selling Securityholder(1)	Merlin, Inc. Securities Beneficially Owned Before this Offering			Merlin, Inc. Securities Beneficially Owned Following this Offering(2)
	Shares of Common Stock	Series A Preferred Stock	Series A Warrants	Shares of Common Stock		Private Placement Warrants	Public Warrants
				Number	%
				—	—	—	—
				—	—	—	—
				—	—	—	—
				—	—	—	—
				—	—	—	—
				—	—	—	—
				—	—	—	—
				—	—	—	—

____________

*        Less than one percent

(1)      Unless otherwise noted, the business address of each of those listed in the table above is c/o Merlin, Inc. 129 South Street Boston, MA 02111.

(2)      Assumes that the selling securityholders sell all of their shares of Common Stock offered pursuant to this prospectus. The percentage ownership is determined for each selling securityholder by taking into account the issuance and sale of shares of Common Stock of only such selling securityholder.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Amended and Restated Investors’ Rights Agreement

On March 10, 2022, Legacy Merlin entered into an Amended and Restated Investors’ Rights Agreement (the “Investor Rights Agreement”) with certain significant stockholders (including First Round Capital, Bling Capital, Quiet Ventures, SnowPoint Ventures and others) and with Matt George. The Investor Rights Agreement provides, among other things, demand and piggyback registration rights, information and inspection rights, a right of first offer on future issuances, transfer restrictions and market stand-off provisions, and certain company covenants and protective provisions requiring approval of at least two preferred directors; it also provides that Legacy Merlin is the indemnitor of first resort for investor directors’ indemnification expenses. Under the agreement, Legacy Merlin will bear certain registration expenses, and these rights may facilitate resales of shares by the participating holders and could constrain certain corporate actions absent the required investor director approvals, which may affect the timing and manner of Legacy Merlin’s future financings and corporate transactions. The agreement terminates certain covenants upon specified events, including an initial public offering.

Amended and Restated Voting Agreement

On March 10, 2022, Legacy Merlin entered into an Amended and Restated Voting Agreement (the “Voting Agreement”) with certain investors and key holders, including Matt George. The Voting Agreement provides these related parties, along with certain institutional investors such as First Round Capital and SnowPoint Ventures, with rights to designate members of Legacy Merlin’s board of directors, as well as certain rights regarding the voting and transfer of shares, and participation in company sale transactions. The terms of the Voting Agreement may affect the ability of other shareholders to influence the election of directors and the outcome of certain corporate actions, potentially resulting in the concentration of voting power among these related parties and investors.

Quiet Venture Management Rights Agreement

On May 13, 2022, Legacy Merlin entered into a Management Rights Agreement with certain funds affiliated with Quiet Venture under which they are entitled to consult with management, inspect books and records, and receive certain information, subject to confidentiality obligations under the Investors’ Rights Agreement.

First Round Capital Management Rights Agreement

On October 24, 2018, Legacy Merlin entered into a Management Rights Agreement with First Round Capital, a significant investor in the Company. Pursuant to this agreement, First Round Capital was granted certain contractual rights, including consultation and advisory rights with management, inspection rights, board observer rights, and access to specified financial and operational information of Legacy Merlin.

Post-Business Combination Arrangements

In connection with the Business Combination, certain agreements were entered into. These agreements include:

Registration Rights Agreement

At the Closing, New Merlin, the Sponsor, the Merlin Stockholders, the Closing PIPE Investors and other parties thereto entered into the Registration Rights Agreement, pursuant to which, among other things, the Sponsor, the Merlin Stockholders, the Closing PIPE Investors and other parties thereto were granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Merlin that they hold.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement with Legacy Merlin, the Sponsor and Inflection Point Fund (each a “Restricted Holder” and together, the “Restricted Holders”), pursuant to which each Restricted Holder agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals, (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Business Combination; (iii) vote against any change in the business, management, or board of directors of Inflection Point (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements) and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Inflection Point under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Restricted Holder contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Inflection Point. Certain current and former officers and directors of Inflection Point previously entered into a letter agreement with Inflection Point in connection with Inflection Point’s initial public offering, pursuant to which they agreed to vote any Inflection Point ordinary shares held by them in favor of the Business Combination.

Stockholder Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, the holders of equity securities of Legacy Merlin (the “Merlin Stockholders”) and Legacy Merlin entered into the Stockholder Voting and Support Agreement, pursuant to which Merlin Stockholders have agreed to, among other things, vote (or act by written consent) (a) to approve the Business Combination Agreement and the consummation of the Business Combination; (b) against any Alternative Transaction or any proposal relating to an Alternative Transaction; (c) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Legacy Merlin; (d) against any change in the business or board of directors of Legacy Merlin (other than pursuant to the Business Combination Agreement or the Ancillary Documents (as defined in the Business Combination Agreement)); (e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Legacy Merlin under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such member contained in the Stockholder Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Legacy Merlin and (f) to convert all outstanding shares of preferred stock of Legacy Merlin into Merlin Common Stock as of immediately prior to the Effective Time, conditioned upon and subject to the closing of the Business Combination, in accordance with the organizational documents of Legacy Merlin.

Sponsor Lock-Up Agreement

At the Closing, the Sponsor and Legacy Merlin entered into the Sponsor Lock-Up Agreement, pursuant to which the Sponsor and its permitted assigns agree, (x) with respect to the Sponsor Lock-Up Founder Shares, prior to the date that is six months after the Closing Date, or (y) with respect to the Sponsor Lock-Up Unit Shares, prior to the date that is 90 days after the Closing Date, not to, without the prior written consent of the New Merlin Board, (i) sell, pledge, grant any option to purchase or otherwise dispose of (a), (ii) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Merlin Lock-Up Agreement

At the Closing, New Merlin and the Lock-Up Holders entered into the Merlin Lock-Up Agreement, pursuant to which the Lock-Up Holders agreed not to, without the prior written consent of the New Merlin Board, prior to the date that is six months after the Closing (i) sell, pledge, grant any option to purchase or otherwise dispose of the Lock-Up Shares, (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Merlin Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Signing Pre-Funded PIPE Agreements

In connection with the Business Combination, on July 2, 2025, and on August 13, 2025, Legacy Merlin entered into the Signing Pre-Funded PIPE Agreements with Pre-Funded Investors. Pursuant to the Signing Pre-Funded PIPE Agreements, the Pre-Funded Investors agreed, among other things, to purchase, and Legacy Merlin issued and sold, an aggregate of approximately $78 million of Pre-Funded Convertible Notes and Pre-Funded Warrants, substantially concurrently with the execution and delivery of the Business Combination Agreement. On November 17, 2025, Legacy Merlin and one of the Pre-Funded Investors entered into a Post-Signing Pre-Funded SPA, pursuant to which such Pre-Funded Investor purchased for approximately $9.3 million an additional Pre-Funded Convertible Note with a principal amount of approximately $10.9 million and a Pre-Funded Warrant, on the same terms and conditions as the Signing Pre-Funded SPA. The Convertible Note Consideration was 10,244,861 shares of Series A Preferred Stock.

Initial Series A SPA

In connection with the Business Combination, on August 13, 2025, Inflection Point, Legacy Merlin and the Closing PIPE Investor entered into the Initial Series A SPA. Pursuant to the Initial Series A SPA, the Closing PIPE Investor purchased, at Closing, 4,901,961 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation and a New Merlin Series A Warrant, for an aggregate purchase price of $50,000,000. Each share of Merlin Series A Preferred Stock has the Stated Value. On November 17, 2025, Inflection Point, Legacy Merlin and the Closing PIPE Investor entered into Amendment No. 1 to the Initial Series A SPA, pursuant to which the Closing PIPE Investor agreed to increase its investment to $100 million, for which it received 9,803,922 shares of Series A Preferred Stock and a New Merlin Series A Warrant to purchase a number of shares of New Merlin Common Stock equal to the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible.

The Initial Series A SPA included customary representations and warranties from Legacy Merlin, Inflection Point and the Closing PIPE Investor and was subject to customary closing conditions. The Initial Series A SPA also includes customary covenants and agreements related to transfer restrictions, SEC reports, material non-public information and indemnification. New Merlin Common Stock issuable upon conversion of the Series A Preferred Stock and New Merlin Common Stock underlying any New Merlin Series A Warrants will be “Registrable Securities” under the Registration Rights Agreement.

Additional Series A SPA

On November 17, 2025, Inflection Point and Legacy Merlin also entered into Additional Series A SPAs with the Additional Closing PIPE Investors, pursuant to which, among other things, the Additional Closing PIPE Investors agreed to purchase, and Inflection Point agreed to sell, an aggregate of 1,666,668 shares of Series A Preferred Stock and Upsized Series A Warrants to purchase a number of shares of New Merlin Common Stock equal to 75% of the number of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible for $20 million.

The Additional Series A SPAs included customary representations and warranties from Legacy Merlin, Inflection Point and the Additional Closing PIPE Investors and was subject to customary closing conditions. The Additional Series A SPAs also include customary covenants and agreements related to transfer restrictions, SEC reports, material non-public information and indemnification. New Merlin Common Stock issuable upon conversion of the Series A Preferred Stock and New Merlin Common Stock underlying any New Merlin Series A Warrants will be “Registrable Securities” under the Registration Rights Agreement.

Statement of Policy Regarding Transactions with Related Persons

The Company has adopted a formal written policy providing that the Company’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of the Company’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with the Company without the approval of the Company’s nominating and corporate governance committee, subject to certain exceptions.

Indemnification of Directors and Officers

The Bylaws provide that the Company is required to indemnify our directors and officers to the fullest extent permitted by DGCL. In addition, the Charter provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms of our capital stock is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Charter and Bylaws are included as exhibits to the registration statement of which this prospectus forms a part. You are encouraged to read the applicable provisions of Delaware law, the Charter, and the Bylaws in their entirety for a complete description of the rights and preferences of our securities.

General

The Charter authorizes the issuance of 900,000,000 shares, consisting of:

•        850,000,000 shares of New Merlin Common Stock, par value $0.0001 per share;

•        50,000,000 shares of New Merlin Preferred Stock, par value $0.0001 per share.

Except as otherwise required by the Charter, the holders of shares of Common Stock shall vote together as a single class (or, if any holders of shares of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock) on all matters submitted to a vote of stockholders.

Common Stock

Voting rights.    Each holder of record of New Merlin Common Stock, as such, shall have one vote for each share of New Merlin Common Stock that is outstanding and held by New Merlin on all matters on which stockholders are entitled to vote generally. The holders of shares of New Merlin Common Stock do not have cumulative voting rights.

Dividend rights.    Subject to applicable law and the rights, if any, of the holders of any outstanding series of New Merlin Preferred Stock or any other class or series of stock, in each case having a preference over or the right to participate with the New Merlin Common Stock with respect to the payment of dividends and other distributions in cash, property or shares of stock of New Merlin, dividends and other distributions may be declared and paid ratably on the New Merlin Common Stock out of the assets of New Merlin that are legally available for this purpose at such times and in such amounts as the New Merlin Board, in its discretion, shall determine.

The payment of future dividends on the shares of New Merlin Common Stock will depend on the financial condition of New Merlin after the completion of the Business Combination, and subject to the discretion of the New Merlin Board. There can be no guarantee that cash dividends will be declared. The ability of New Merlin to declare dividends may be limited by the terms and conditions of other financing and other agreements entered into by New Merlin or any of its subsidiaries from time to time.

Rights upon liquidation.    In the event of dissolution, liquidation or winding up of New Merlin, after payment or provision for payment of the debts and other liabilities of New Merlin and subject to the rights, if any, of the holders of any outstanding series of New Merlin Preferred Stock or any class or series of stock having a preference over or the right to participate with the New Merlin Common Stock with respect to the distribution of assets of New Merlin upon such dissolution, liquidation or winding up of New Merlin, the holders of New Merlin Common Stock are entitled to receive the remaining assets of New Merlin available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Other rights.    The holders of New Merlin Common Stock have no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the New Merlin Common Stock. The rights, preferences and privileges of holders of the New Merlin Common Stock will be subject to those of the holders of any shares of the New Merlin Preferred Stock that New Merlin may issue in the future.

Merlin Lock-Up Agreement

At the Closing, New Merlin and the Lock-Up Holders entered into the Merlin Lock-Up Agreement, pursuant to which the Lock-Up Holders agreed not to, without the prior written consent of the New Merlin Board, prior to the date that is six months after the Closing (i) sell, pledge, grant any option to purchase or otherwise dispose of the Lock-Up Shares, (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Merlin Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

New Merlin Preferred Stock

Up to 50,000,000 shares of New Merlin Preferred Stock, all of which are Series A Preferred Stock, were issued or outstanding immediately after the completion of the Business Combination. The Charter authorizes the New Merlin Board to establish one or more series of New Merlin Preferred Stock. Unless required by law or any stock exchange, the authorized shares of New Merlin Preferred Stock will be available for issuance without further action by the holders of New Merlin Common Stock.

The New Merlin Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of New Merlin Preferred Stock. The issuance of New Merlin Preferred Stock may have the effect of delaying, deferring or preventing a change in control of New Merlin without further action by the stockholders. Additionally, the issuance of New Merlin Preferred Stock may adversely affect the holders of the New Merlin Common Stock by restricting dividends on the New Merlin Common Stock, diluting the voting power of the New Merlin Common Stock or subordinating the liquidation rights of the New Merlin Common Stock. As a result of these or other factors, the issuance of New Merlin Preferred Stock could have an adverse impact on the market price of the New Merlin Common Stock.

In connection with the Series A Preferred Stock Investment, the Inflection Point Board adopted the Certificate of Designation, creating the Series A Preferred Stock.

Dividends:    The Series A Preferred Stock accrues dividends daily at the rate of 12% per annum of the Stated Value (if paid in kind), plus the amount of previously accrued dividends paid in kind, or 10% per annum of the Stated Value (if paid in cash), plus the amount of previously accrued dividends. Such dividends compound semi-annually.

Liquidation Preference:    Upon any liquidation or deemed liquidation event, the holders of Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value (as defined in the Series A Preferred Stock Certificate of Designation) or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Merlin Common Stock immediately prior to the liquidation event. Thereafter, the holders of Series A Preferred Stock will be entitled to receive their pro-rata share, of the remaining available proceeds available for distribution to stockholders, on an as-converted to common stock basis.

Voting:    The Series A Preferred Stock (i) votes together with the New Merlin Common Stock as a single class, except as required by law and (ii) as noted below under “Protective Provisions”. Each holder of Series A Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of New Merlin Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions:    For as long as 20% of the shares of Series A Preferred Stock issued as of the Closing are outstanding, New Merlin shall not, without the affirmative vote or action by written consent of holders of more than 80% of the issued and outstanding shares of Series A Preferred Stock (the “Requisite Holders”), take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Merlin; (ii) amend, alter, or repeal any provision of the Certificate of Designation or any similar document of New Merlin in a manner adverse to the Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of Series A Preferred Stock; (iv) purchase or redeem or pay any cash dividend on any capital stock ranking junior to the Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service; (v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under the 2026 Incentive Plan, equity plan or equity-based compensation plan, or with respect to employment, consulting or award agreements with respect to executive officers of New Merlin, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of New Merlin; or (vi) incur or guarantee any indebtedness, other than equipment leases or trade payables incurred in the ordinary course of business, if the aggregate indebtedness of New Merlin and its subsidiaries for borrowed money following such action would exceed $5,000,000; provided, however, that the Series A Preferred Stock shall not be considered indebtedness for purposes of this calculation.

Conversion:    Each share of Series A Preferred Stock is convertible into New Merlin Common Stock at any time at the option of the holder at a rate equal to the Accrued Value, divided by the then-applicable conversion price. The conversion price is initially be $12.00, subject to adjustments for stock dividends, splits, combinations and similar events and customary anti-dilution adjustments, including with respect to future issuances or sales of New Merlin Common Stock at prices less than $10.00 per share. In addition, if the 20-day volume-weighted average price of the New Merlin Common Stock on the twenty-first trading day following the date that is six months after Closing Date is less than the conversion price then in effect, the conversion price will be adjusted to the greater of (i) such volume weighted average price and (ii) $7.50.

Put Rights:    Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock is redeemable at the option of the Requisite Holders commencing any time after the 5th anniversary of the Closing at a price equal to the Accrued Value.

Call Rights:    Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock is redeemable at the option of New Merlin commencing any time (A) prior to the 1st anniversary of the Closing at a price equal to the 150% of the Accrued Value, (B) on or after the 1st anniversary but prior to the 2nd anniversary of the Closing at a price equal to the 140% of the Accrued Value, (C) on or after the 2nd anniversary of the Closing but prior to the 3rd anniversary of the Closing at a price equal to the 130% of the Accrued Value, (D) on or after the 3rd anniversary of the Closing but prior to the 4th anniversary of the Closing at a price equal to the 120% of the Accrued Value, (E) on or after the 4th anniversary of the Closing but prior to the 5th anniversary of the Closing at a price equal to the 110% of the Accrued Value, or (F) on or after the 5th anniversary of the Closing at a price equal to the 100% of the Accrued Value.

New Merlin Series A Warrants

The New Merlin Series A Warrants are immediately exercisable upon issuance at Closing and expire five years from the date of Closing at 5:00 p.m., New York City time (the “PIW Termination Date”). The New Merlin Series A Warrants include customary cash and cashless exercise provisions. Each New Merlin Series A Warrant is initially exercisable at $12.00 per share of New Merlin Common Stock, subject to the same anti-dilution and other adjustments as the Series A Preferred Stock.

The New Merlin Series A Warrants do not include any redemption features. The New Merlin Series A Warrants may be exercised on a cashless basis if, at any time after the six-month anniversary of the Closing Date, there is not an effective registration statement with respect to the shares of New Merlin Common Stock. On the PIW Termination Date, the New Merlin Series A Warrants will be automatically exercised on a cashless basis. To exercise on a cashless basis, the holder of the New Merlin Series A Warrants would pay the exercise price by surrendering the New Merlin Series A Warrants (or part thereof) for that number of shares of New Merlin Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Merlin Common Stock underlying the New Merlin Series A Warrant, multiplied by the excess of the daily volume weighted average price of the New Merlin Common Stock on the date specified by the New Merlin Series A Warrant less the exercise price of such New Merlin Series A Warrant by (y) the daily volume weighted average price of the New Merlin Common Stock on the date specified by the New Merlin Series A Warrant.

The holders of New Merlin Series A Warrants will not have the rights or privileges of holders of shares of New Merlin Common Stock or any voting rights in respect of the New Merlin Series A Warrants or underlying shares of New Merlin Common Stock until they exercise their New Merlin Series A Warrants and receive shares of New Merlin Common Stock. After the issuance of shares of New Merlin Common Stock upon exercise of the New Merlin Series A Warrants, each holder will be entitled to one vote for each share of New Merlin Common Stock held of record on all matters to be voted on by stockholders.

Anti-Takeover Effects of the Charter, the Bylaws and Certain Provisions of Delaware Law

The Charter does not provide for cumulative voting in the election of directors. The New Merlin Board is empowered to elect a director to fill a vacancy created by the expansion of the New Merlin Board or the resignation, death, or removal of a director in certain circumstances.

Authorized New Merlin Common Stock and New Merlin Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved New Merlin Common Stock and New Merlin Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Provision

The Charter provides that, unless New Merlin consents in writing to the selection of an alternative forum, (a) the Chancery Court (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (1) any derivative action, suit or proceeding brought on behalf of New Merlin, (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of New Merlin to New Merlin or to New Merlin’s stockholders, (3) any action, suit or proceeding arising pursuant to any provision of the DGCL or Charter or the Bylaws (as either may be amended from time to time) or (4) any action, suit or proceeding asserting a claim against New Merlin governed by the internal affairs doctrine; and (b) subject to the provisions of the Charter, the federal district courts of the United States of America is the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Although New Merlin believes this provision benefits New Merlin by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against New Merlin’s directors and officers, although New Merlin’s stockholders will not be deemed to have waived New Merlin’s compliance with federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification of Officers and Directors

The Charter and the Bylaws provide that New Merlin will indemnify and hold harmless its directors, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended. In addition, the Charter provides that New Merlin’s directors will not be personally liable to New Merlin or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.

The Bylaws also permit New Merlin to purchase and maintain insurance on behalf of any person who is or was a director officer, employee or agent of New Merlin, or is or was serving at the request of New Merlin as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not New Merlin could have the power to indemnify him or her against such liability under the provisions of the DGCL.

These provisions may discourage stockholders from bringing a lawsuit against New Merlin’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit New Merlin and New Merlin’s stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

New Merlin believes that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to New Merlin’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of Inflection Point’s directors, officers or employees for which indemnification is sought.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The Transfer Agent and registrar for the shares of our Common Stock is Continental Stock Transfer & Trust Company.

Trading Symbol and Market

Our Common Stock is listed on the Nasdaq under the symbol “MRLN”.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, future sales of shares of Common Stock, or the availability for future sale of shares of Common Stock, will have on the market price of shares of our Common Stock prevailing from time to time. The sale of substantial amounts of shares of our Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Common Stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Prior to the issuance and resale of the securities offered by this prospectus, we have a total of 84,544,557 shares of our Common Stock outstanding. Of these shares, all of the shares sold in Inflection Point’s initial public offering (totaling 4,949,426 shares of our Common Stock) are freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by, or is under common control with that issuer. The remaining shares of our Common Stock are “restricted securities,” as defined in Rule 144 under the Securities Act (“Rule 144”), and may not be sold absent registration under the Securities Act or compliance with Rule 144 thereunder or in reliance on another exemption from registration.

Equity Plans

We expect to file a registration statement on Form S-8 under the Securities Act to register the offer and sale of all shares of Common Stock or securities convertible or exchangeable for shares of our Common Stock issuable under the 2026 Incentive Plan of our Common Stock registered under such registration statement will be available for resale by nonaffiliates in the public market without restriction under the Securities Act and by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

At the Closing, New Merlin, the Sponsor, the Merlin Stockholders, the Closing PIPE Investors and other parties thereto entered into the Registration Rights Agreement, pursuant to which, among other things, the Sponsor, the Merlin Stockholders, the Closing PIPE Investors and other parties thereto were granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Merlin that they hold.

The shares covered by registration rights under the Registration Rights Agreement would represent approximately            % of our outstanding Common Stock. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

Lock-Up Agreements

Sponsor Lock-Up Agreement

At the Closing, the Sponsor and Merlin entered into the Sponsor Lock-Up Agreement, pursuant to which the Sponsor and its permitted assigns agree, (x) with respect to the Sponsor Lock-Up Founder Shares, prior to the date that is six months after the Closing Date, or (y) with respect to the Sponsor Lock-Up Unit Shares, prior to the date that is 90 days after the Closing Date, not to, without the prior written consent of the New Merlin Board, (i) sell, pledge, grant any option to purchase or otherwise dispose of (a), (ii) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Merlin Lock-Up Agreement

At the Closing, New Merlin and the Lock-Up Holders entered into the Merlin Lock-Up Agreement, pursuant to which the Lock-Up Holders agreed not to, without the prior written consent of the New Merlin Board, prior to the date that is six months after the Closing (i) sell, pledge, grant any option to purchase or otherwise dispose of the Lock-Up

Shares, (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Merlin Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted our common stock or our warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been our affiliate at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our common stock or our warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of our common stock then outstanding (as of the date of this prospectus, the Company 84,544,557 shares of Common stock outstanding); and

•        the average weekly reported trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company (which, in our case, is likely to occur one year after the filing of the “Super” Form 8-K related to the Business Combination, filed on March 20, 2026).

As a result, the Sponsor will be able to sell its Common Stock, pursuant to Rule 144 without registration one year after the filing of the “Super” Form 8-K. Absent registration under the Securities Act, other stockholders, including securityholders who received restricted securities in the Business Combination will not be permitted to sell their restricted securities under Rule 144 earlier than one year after the filing of the “Super” Form 8-K.

Following the consummation of the Business Combination, the Company is no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•        U.S. expatriates and former citizens or long-term residents of the United States;

•        persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        banks, insurance companies, and other financial institutions;

•        brokers, dealers, or traders in securities;

•        “controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        tax-exempt organizations or governmental organizations;

•        persons deemed to sell our common stock under the constructive sale provisions of the Code;

•        persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•        tax-qualified retirement plans;

•        “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•        an individual who is a citizen or resident of the United States;

•        a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•        the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•        the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•        our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

PLAN OF DISTRIBUTION

The selling securityholders, which as used herein includes donees, pledgees, transferees, distributees, or other successors-in-interest selling shares of our Common Stock or Warrants or interests in our Common Stock or Warrants received after the date of this prospectus from the selling securityholders as a gift, pledge, distribution, or other transfer, may, from time to time, sell, transfer, distribute, or otherwise dispose of certain of their shares of Common Stock or Warrants or interests in our Common Stock or Warrants on any stock exchange, market, or trading facility on which shares of our Common Stock or Warrants, are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices.

The selling securityholders may use any one or more of the following methods when disposing of their securities or interests therein:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        one or more underwritten offerings;

•        block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resale by the broker-dealer for its accounts;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        distributions to their members, partners, or stockholders;

•        short sales effected after the date of the registration statement of which this prospectus forms a part is declared effective by the SEC;

•        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•        in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

•        directly to one or more purchasers;

•        through agents;

•        broker-dealers who may agree with the selling securityholders to sell a specified number of such securities at a stipulated price per share or warrant; or

•        a combination of any such methods of sale.

The selling securityholders may, from time to time, pledge or grant a security interest in some shares of our Common Stock or Warrants owned by them and, if a selling securityholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such securities, from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of the selling securityholders to include the pledgee, transferee, or other successors-in-interest as the selling securityholders under this prospectus. The selling securityholders also may transfer securities in other circumstances, in which case the transferees, pledgees, or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of shares of our Common Stock or Warrants or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of such securities in the course of hedging the positions they assume. The selling securityholders may also sell shares of our Common Stock or Warrants short and deliver these securities to close out their short positions, or loan or pledge shares of our Common Stock or Warrants to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares of our Common Stock or Warrants offered by this prospectus, which shares or warrants such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling securityholders from the sale of shares of our Common Stock or Warrants offered by them will be the purchase price of such securities, less discounts or commissions, if any. The selling securityholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of our Common Stock or Warrants to be made directly or through agents. We will not receive any of the proceeds from any offering by the selling securityholders.

The selling securityholders also may in the future resell a portion of our Common Stock or Warrants in open-market transactions in reliance upon Rule 144 under the Securities Act (provided that they meet the criteria and conform to the requirements of that rule), or pursuant to other available exemptions from the registration requirements of the Securities Act.

The selling securityholders and any underwriters, broker-dealers, or agents that participate in the sale of shares of our Common Stock or Warrants or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions, or profit they earn on any resale of such securities may be underwriting discounts and commissions under the Securities Act. If any selling securityholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, then the selling securityholder will be subject to the prospectus delivery requirements of the Securities Act. Underwriters and their controlling persons, dealers, and agents may be entitled, under agreements entered into with us and the selling securityholders, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

To the extent required, the number of shares of our Common Stock or Warrants to be sold, the respective purchase prices and public offering prices, the names of any agent, dealer, or underwriter, and any applicable discounts, commissions, concessions, or other compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

To facilitate the offering of securities offered by the selling securityholders, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our Common Stock or Warrants. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares of Common Stock or Warrants than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our Common Stock or Warrants by bidding for or purchasing shares of Common Stock or Warrants in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares of Common Stock or Warrants sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our Common Stock or Warrants at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Under the Registration Rights Agreement, we have agreed to indemnify the selling securityholders party thereto against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities under the Securities Act, and to contribute to payments that the selling securityholders may be required to make with respect thereto. In addition, we and the selling securityholders may agree to indemnify any underwriter, broker-dealer, or agent against certain liabilities related to the selling of the securities, including liabilities arising under the Securities Act.

We have agreed to maintain the effectiveness of the registration statement of which this prospectus forms a part until all such securities have been sold under such registration statement or under Rule 144 under the Securities Act or are no longer outstanding, or under other circumstances as described in the Registration Rights Agreement. We have agreed to pay all expenses in connection with this offering, other than underwriting fees, discounts, selling commissions, stock transfer taxes, and certain legal expenses. The selling securityholders will pay, on a pro rata basis, any underwriting fees, discounts, selling commissions, stock transfer taxes, and certain legal expenses relating to the offering.

The selling securityholders may use this prospectus in connection with resales of shares of our Common Stock and Warrants. This prospectus and any accompanying prospectus supplement will identify the selling securityholders, the terms of our Common Stock and Warrants, and any material relationships between us and the selling securityholders. The selling securityholders may be deemed to be underwriters under the Securities Act in connection with shares of our Common Stock or Warrants they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise set forth in a prospectus supplement, the selling securityholders will receive all the net proceeds from the resale of shares of our Common Stock or Warrants.

A selling securityholder that is an entity may elect to make an in-kind distribution of Common Stock or Warrants to its members, partners, or stockholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus. To the extent that such members, partners, or stockholders are not affiliates of ours, such members, partners, or stockholders would thereby receive freely tradable shares of Common Stock or Warrants pursuant to the distribution through a registration statement.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Merlin Labs, Inc. and its subsidiaries as of December 31, 2025 and 2024 and for each of the years then ended, included in this Prospectus and in the Registration Statement have been audited by BDO USA, P.C. (formerly HORNE LLP), an independent registered public accounting firm given on the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I) as of and for the years ended December 31, 2025 and 2024 and the related notes are included in the Inflection Point Acquisition Corp. IV’s Annual Report on Form 10-K, filed with the SEC on March 12, 2026 and are incorporated herein by reference in this prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, and are incorporated in reliance upon the report of such firm and upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. We have also filed a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the securities offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits filed with the registration statement. For further information about us and the securities offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Our SEC filings are available to the public on the internet at a website maintained by the SEC located at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading “Investor Relations” at www.merlinlabs.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS

INFLECTION POINT ACQUISITION CORP. IV AUDITED FINANCIAL STATEMENTS

MERLIN LABS, INC. AUDITED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Inflection Point Acquisition Corp. IV

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I) as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in shareholders’ deficit and cash flows for the year ended December 31, 2025 and for the period from June 24, 2024 (inception) through December 31, 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year ended December 31, 2025 and for the period from June 24, 2024 (inception) through December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by November 6, 2026, the Company will cease all operations except for the purpose of liquidation. The Company’s liquidity condition and the date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These Consolidated financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I) is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2024.

New York, New York

March 12, 2026

PCAOB ID Number 100

INFLECTION POINT ACQUISITION CORP. IV
CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash	$703,596	$2,107,309
Prepaid expenses	6,212	23,150
Short-term prepaid insurance	203,802	181,563
Total current assets	913,610	2,312,022
Long-term prepaid insurance	—	151,302
Investments held in Trust Account	262,235,740	251,756,198
TOTAL ASSETS	$263,149,350	$254,219,522
LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$2,329,932	$3,451
Accrued offering costs	—	75,000
Cash underwriting fee payable	1,000,000	1,000,000
Total current liabilities	3,329,932	1,078,451
Deferred underwriting fee payable	8,750,000	8,750,000
TOTAL LIABILITIES	12,079,932	9,828,451

COMMITMENTS AND CONTINGENCIES (Note 6)

Class A ordinary shares subject to possible redemption, $0.0001 par value; 500,000,000 shares authorized; 25,000,000 shares issued and outstanding, at redemption value of approximately $10.49 and $10.07 per share at December 31, 2025 and 2024, respectively	262,235,740	251,756,198

SHAREHOLDERS’ DEFICIT

Preferred shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding at December 31, 2025 and 2024	—	—
Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized; 425,000 issued and outstanding at December 31, 2025 and 2024 (excluding 25,000,000 shares subject to possible redemption), respectively	43	43
Class B Ordinary Shares, $0.0001 par value; 50,000,000 shares authorized; 8,333,333 shares issued and outstanding at December 31, 2025 and 2024, respectively	833	833
Additional paid-in capital	—	—
Accumulated deficit	(11,167,198)	(7,366,003)
TOTAL SHAREHOLDERS’ DEFICIT	(11,166,322)	(7,365,127)
TOTAL LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT	$263,149,350	$254,219,522

The accompanying notes are an integral part of these consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. IV
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2025	For the Period from June 24, 2024 (Inception) Through December 31, 2024
General and administrative expenses	$3,857,197	$251,144
Loss from operations	(3,857,197)	(251,144)

OTHER INCOME
Compensation expense	(670,000)	—
Interest earned on bank account	56,002	14,609
Interest earned on investments held in Trust Account	10,479,542	1,756,198
Total other income	9,865,544	1,770,807

NET INCOME	$6,008,347	$1,519,663

Weighted average shares outstanding of Class A ordinary shares	25,425,000	7,500,000
Basic and diluted net income per ordinary share, Class A ordinary shares	$0.18	$0.10
Weighted average shares outstanding of Class B ordinary shares	8,333,333	8,289,473
Basic and diluted net income per ordinary share, Class B ordinary shares	$0.18	$0.10

The accompanying notes are an integral part of these consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. IV
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2025 AND
FOR THE PERIOD FROM JUNE 24, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – June 24, 2024 (inception)	—	$—	—	$—	$—	$—	$—

Issuance of Class B ordinary shares to Sponsor	—	—	9,583,333	958	24,042	—	25,000

Sale of Private Placement Units	425,000	43	—	—	4,249,957	—	4,250,000

Accretion for Class A ordinary shares to redemption amount	—	—	—	—	(4,979,021)	(8,885,666)	(13,864,687)

Fair Value of Public Rights at issuance	—	—	—	—	750,000	—	750,000

Allocated value of transaction costs to Class A shares	—	—	—	—	(45,103)	—	(45,103)

Forfeiture of Founder Shares	—	—	(1,250,000)	(125)	125	—	—

Net income	—	—	—	—	—	1,519,663	1,519,663

Balance – December 31, 2024	425,000	43	8,333,333	833	—	(7,366,003)	(7,365,127)

Accretion for Class A ordinary shares to redemption amount	—	—	—	—	(670,000)	(9,809,542)	(10,479,542)

Fair value of founder shares transferred	—	—	—	—	670,000	—	670,000

Net income	—	—	—	—	—	6,008,347	6,008,347

Balance – December 31, 2025	425,000	$43	8,333,333	$833	$—	$(11,167,198)	$(11,166,322)

The accompanying notes are an integral part of these consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. IV
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2025	For the Period from June 24, 2024 (Inception) Through December 31, 2024
Cash flows from Operating Activities:
Net income	$6,008,347	$1,519,663
Adjustments to reconcile net income to net cash used in operating activities:
Formation costs paid by Sponsor in exchange for issuance of Class B ordinary shares	—	9,153
Payment of expenses through promissory note – related party	—	111,442
Compensation expense	670,000	—
Interest earned on marketable securities held in Trust Account	(10,479,542)	(1,756,198)
Changes in operating assets and liabilities:
Prepaid expenses	16,938	(21,120)
Prepaid insurance	129,063	(332,865)
Accrued expenses	2,326,481	3,451
Net cash used in operating activities	(1,328,713)	(466,474)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	—	(250,000,000)
Net cash used in investing activities	—	(250,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	249,000,000
Proceeds from sale of Private Placements Units	—	4,250,000
Repayment of promissory note – related party	—	(399,760)
Payment of offering costs	(75,000)	(276,457)
Net cash (used in) provided by financing activities	(75,000)	252,573,783

Net change in cash	(1,403,713)	2,107,309
Cash – beginning of period	2,107,309	—
Cash – end of period	$703,596	$2,107,309

Non-Cash investing and financing activities:
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$—	$9,153
Deferred offering costs paid through promissory note – related party	$—	$288,318
Deferred underwriting fee payable	$—	$8,750,000

The accompanying notes are an integral part of these consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I, the “Company”) is a blank check company incorporated as a Cayman Islands exempted corporation on June 24, 2024. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses (the “Business Combination”).

As of December 31, 2025, the Company had not commenced any operations. All activity for the period from June 24, 2024 (inception) through December 31, 2025 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), which is described below, and the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on investments from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Initial Public Offering

The registration statement for the Company’s Initial Public Offering was declared effective on October 31, 2024. On November 4, 2024, the Company consummated the Initial Public Offering of 25,000,000 units (the “Units”) at $10.00 per Unit, generating gross proceeds of $250,000,000, which is described in Note 3. Each Unit consists of one Class A ordinary share (the “public shares”, and the holders of the Public Shares, the “public shareholders”) and one right to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial Business Combination (“Public Right”). Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 425,000 private placement units (each, a “Private Placement Unit”) at a price of $10.00 per Private Placement Unit in a private placement to Bleichroeder Sponsor 1 LLC (the “Sponsor”), generating gross proceeds of $4,250,000, which is described in Note 4. Each Private Placement Unit consists of one Class A ordinary share and one right to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial Business Combination (“Private Placement Right”).

Transaction costs amounted to $11,403,592, consisting of $2,000,000 of cash underwriting fee, $8,750,000 of deferred underwriting fee, and $653,592 of other offering costs.

Following the closing of the Initial Public Offering on November 4, 2024, an amount of $250,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units, and a portion of the net proceeds from the sale of the Private Placement Units, was placed in the trust account (the “Trust Account”), located in the United States, with Continental Stock Transfer & Trust Company acting as trustee.

On November 21, 2024, the Company announced that, commencing on December 2, 2024, the holders of the Units, each Unit consisting of one Class A ordinary share of the Company, and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Company’s initial Business Combination, may elect to separately trade the Class A ordinary shares and the rights included in the Units. Any Units not separated will continue to trade on the Nasdaq Global Market under the symbol “BACQU.” The Class A Ordinary shares and the rights trade on the Nasdaq Global Market under the symbols “BACQ” and “BACQR,” respectively. Holders of Units need to have their brokers contact Continental Stock Transfer & Trust Company, the Company’s transfer agent, in order to separate the Units into Class A ordinary shares and rights.

In connection with the Trust Account, the funds are held in mutual funds composed of U.S. treasury securities meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended Business Combination. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that the Company holds investments in the Trust Account, the Company may, at any time (based on the management team’s ongoing assessment of all factors related to the Company’s potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the Trust Account

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DECEMBER 31, 2025

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

and instead to hold the funds in the Trust Account in cash or in an interest bearing demand deposit account at a bank. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, the proceeds from the Initial Public Offering and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (i) the completion of the Company’s initial Business Combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial Business Combination if the Company determines it is desirable to facilitate the completion of the initial Business Combination, (ii) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 24 months from the closing of the Initial Public Offering or by such earlier liquidation date as the Company’s board of directors may approve (the “Completion Window”), subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

The Company will provide the Company’s public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the initial Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account (less taxes payable), divided by the number of then outstanding public shares, subject to the limitations.

The ordinary shares subject to redemption were recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” In such case, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company will have only the duration of the Completion Window to complete the initial Business Combination. However, if the Company is unable to complete its initial Business Combination within the Completion Window, the Company will as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less the amount of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will constitute full and complete payment for the public shares and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation or other distributions, if any), subject to the Company’s obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.

Simultaneously with the consummation of the IPO, the Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their Founder Shares, private placement shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their Founder Shares, private placement shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and private placement shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from

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DECEMBER 31, 2025

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the Trust Account; and (iv) vote any Founder Shares or private placement shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the Business Combination) in favor of the initial Business Combination.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net balance in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

Management Changes

Effective July 10, 2025, (i) Marcello Padula resigned as Chief Financial Officer, (ii) Michael Blitzer, Robert Folino and Kevin Shannon were appointed as President and Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, respectively, (iii) Nazim Cetin and Pierre Weinstein resigned from the Company’s board of directors (the “Board”) and the Audit Committee of the Board and (iv) the Board appointed incumbent directors Joseph Samuels and Antoine Theysset to the Audit Committee. Mr. Blitzer was also appointed to the Board. In connection with their appointments, each of Mr. Blitzer, Mr. Folino and Mr. Shannon signed a joinder to that certain letter agreement dated as of October 31, 2024, by and among the Company, its officers, its directors and the Sponsor, pursuant to which, among other things, the signatories agreed to waive certain redemption rights and to vote any ordinary shares of Company they hold in favor of an initial Business Combination. Each of Mr. Blitzer, Mr. Folino and Mr. Shannon also entered into a standard indemnity agreement with the Company.

Mr. Blitzer and Mr. Shannon are affiliates of Inflection Point Fund I LP, which is a member of the Company’s Sponsor.

Proposed Business Combination

On October 13, 2025, the Company entered into the Business Combination Agreement, by and among the Company, Merger Sub, and Merlin, pursuant to which, among other things and subject to the terms and conditions therein, Merger Sub will merge with and into Merlin, with Merlin continuing as the surviving company (the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

“Proposed Business Combination”). The combined company’s business will continue to operate through Merlin and its subsidiaries. In connection with the closing of the Proposed Business Combination (the “Closing”), the Company will change its name to Merlin, Inc.

The Domestication

The Company will, subject to obtaining the required shareholder approvals, change its jurisdiction of incorporation by deregistering from the Register of Companies in the Cayman Islands as a Cayman Islands exempted company by way of continuation out of the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. In connection with the completion of the Proposed Business Combination, the Company will provide the Public Shareholders the opportunity to redeem their Public Shares on the terms and conditions set forth in the Business Combination Agreement and the Company’s governing documents. The Company will complete the Redemption of properly tendered Public Shares at least one day prior to the Domestication.

Subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, including approval of our shareholders, which was received in connection with the EGM held on March 12, 2026, (a) immediately prior to the Domestication, pursuant to that certain Sponsor Support Agreement, dated as of August 13, 2025 (the “Sponsor Support Agreement”), by and among the Company, Merlin, the Sponsor, and Inflection Point Fund, the holders of the Founder Shares (such holders, the “Class B Shareholders”), will elect to convert each Founder Share, on a one-for-one basis, into a Class A Ordinary Share (the “Sponsor Share Conversion”); (b) in connection with the Domestication, (i) each of the then issued and outstanding Class A Ordinary Shares will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of Post-Domestication Inflection Point (the “New Merlin Common Stock”); (ii) each of the then issued and outstanding Rights will convert automatically into a right of Post-Domestication Inflection Point (each right, a “Post-Domestication Right”); and (iii) each of the then issued and outstanding Units will convert automatically into a unit of Post-Domestication Inflection Point, consisting of one share of New Merlin Common Stock and one Post-Domestication Right.

The Merger and Consideration

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, immediately prior to the effective time of the Merger (the “Effective Time”):

(1)    each convertible security of Merlin (other than the Pre-Funded Convertible Notes (as defined below)) that is outstanding immediately prior to the Effective Time, to the extent applicable, will automatically convert in full into shares of preferred stock or common stock of Merlin (“Merlin Common Stock”), in accordance with the terms thereof;

(2)    each warrant of Merlin exercisable for the preferred stock of Merlin that is outstanding and unexercised immediately prior to the Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full;

(3)    immediately after giving effect to the conversions and exercises set forth in clauses (1) and (2) above, each issued and outstanding share of preferred stock of Merlin (including each share of preferred stock issued upon the conversions and exercises described in clauses (1) and (2) above) will automatically convert into such number of shares of Merlin Common Stock into which such shares of preferred stock of Merlin, as applicable, are convertible in connection with the Merger pursuant to the organizational documents of Merlin; and

(4)    each warrant of Merlin (other than the Pre-Funded Warrants (as defined below)) exercisable for Merlin Common Stock that is outstanding and unexercised immediately prior to the Effective Time shall automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

In connection with the transactions contemplated by the Business Combination Agreement, on July 2, 2025, and on August 13, 2025, Merlin entered into certain convertible note purchase agreements (the “Pre-Funded NPAs”) and securities purchase agreement (the “Signing Pre-Funded SPA” and together with the Pre-Funded NPAs, the “Signing Pre-Funded PIPE Agreements”), respectively, with certain accredited investors named therein (collectively, the “Pre-Funded Investors”). Pursuant to the Signing Pre-Funded PIPE Agreements, the Pre-Funded Investors agreed, among other things, to purchase, and Merlin issued and sold, an aggregate of approximately $78 million of convertible promissory notes (the “Pre-Funded Convertible Notes”) and warrants to purchase a number of shares of Merlin Common Stock at a purchase price of $12.00 per share (the “Pre-Funded Warrants”), substantially concurrently with the execution and delivery of the Business Combination Agreement.

On November 17, 2025, Merlin and one of the Pre-Funded Investors entered into an additional securities purchase agreement (“Post-Signing Pre-Funded SPA,” collectively with the Signing Pre-Funded SPAs, the “Pre-Funded SPAs”), pursuant to which such Pre-Funded Investor purchased for approximately $9.3 million an additional Pre-Funded Convertible Note with a principal amount of approximately $10.9 million and a Pre-Funded Warrant, on the same terms and conditions as the Signing Pre-Funded SPA (such investments contemplated by the Signing Pre-Funded PIPE Agreements and the Post-Signing Pre-Funded SPA, the “Pre-Funded Note Investment”).

Pursuant to the Business Combination Agreement, the aggregate consideration (the “Aggregate Consideration”) to be paid to the holders of securities of Merlin (the “Merlin Equity Holders”) (other than the holders of the Pre-Funded Convertible Notes and the Pre-Funded Warrants in respect of those securities) in, or in connection with, the Merger shall be the number of shares of New Merlin Common Stock equal to the quotient of: (a) $800,000,000, divided by (b) the price at which each Public Share may be redeemed in connection with the EGM.

The consideration to be paid in, or in connection with, the Merger to each holder of a Pre-Funded Convertible Note (the “Convertible Note Consideration”) shall be a number of shares of New Merlin’s 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing, divided by (ii) $10.20 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded NPAs), as may be adjusted pursuant to the terms and conditions of such Pre-Funded Convertible Notes, or $12.00 (with respect to the Pre-Funded Convertible Notes sold pursuant to the Pre-Funded SPAs).

The consideration to be paid in, or in connection with, the Merger to each holder of a Pre-Funded Warrant (the “Pre-Funded Warrant Consideration”) shall be one or more warrants to purchase a number of shares of New Merlin Common Stock (“New Merlin Series A Warrants”) equal to the quotient of (i) the aggregate exercise price of such Pre-Funded Warrant immediately prior to the Effective Time, divided by (ii) $12.00.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the Effective Time:

(1)    each share of Merlin Common Stock that is owned by the Company, Merger Sub, or Merlin immediately prior to the Effective Time (each, an “Excluded Share”) will be canceled and shall cease to exist and no consideration will be delivered in exchange therefor;

(2)    each share of Merlin Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be canceled and converted into the right to receive a number of shares of New Merlin Common Stock equal to the Aggregate Consideration divided by the fully diluted capital of Merlin, which is the sum (without duplication) of the aggregate number of shares of Merlin Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (including those issued upon conversion of all issued and outstanding preferred stock of Merlin, as applicable, and excluding securities underlying the Pre-Funded Convertible Notes or Pre-Funded Warrant), (ii) issuable upon full exercise of all issued and outstanding options of Merlin, and (iii) issuable upon full settlement of all issued and outstanding Merlin RSU (as defined below) (such conversion ratio, the “Exchange Ratio”);

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NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

(3)    each option to purchase equity securities of Merlin (“Merlin Option”) will automatically cease to represent an option to purchase Merlin Common Stock and be assumed and converted on the same terms and conditions as were applicable as of the Effective Time, into an option to acquire that number of New Merlin Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Merlin Common Stock subject to such Merlin Option and (B) the Exchange Ratio, at an exercise price per share of Merlin Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Merlin Common Stock of such Merlin Option by (y) the Exchange Ratio;

(4)    each restricted stock unit in respect of equity securities of Merlin, granted pursuant to the 2018 Equity Incentive Plan of Merlin after the date of the Business Combination Agreement and prior to the Effective Time (“Merlin RSU”), will cease to represent a right to acquire shares of Merlin Common Stock and be assumed and converted on the same terms and conditions as were applicable as of the Effective Time, into a restricted stock unit representing the right to acquire that number of New Merlin Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Merlin Common Stock subject to such Merlin RSU and (B) the Exchange Ratio;

(5)    each Pre-Funded Convertible Note that is outstanding immediately prior to the Effective Time will automatically be canceled and converted into the right to receive the Convertible Note Consideration;

(6)    each Pre-Funded Warrant that is outstanding and unexercised immediately prior to the Effective Time will automatically be canceled and converted into the right to receive the Pre-Funded Warrant Consideration; and

(7)    (x) each then issued and outstanding Post-Domestication Right shall convert automatically into one-tenth of one share of New Merlin Common Stock, pursuant to that certain Rights Agreement, dated as of October 31, 2024, by and between the Company and the right agent with any fractional shares of New Merlin Common Stock to be issued in connection with such conversion rounded down to the nearest whole share; and (y) each then issued and outstanding Post-Domestication Unit shall be canceled and will thereafter entitle the holder thereof to one and one-tenth (1.1) shares of New Merlin Common Stock, with any fractional shares of New Merlin Common Stock to be issued in connection with such separation rounded down to the nearest whole share.

Closing Conditions

The obligations of the Company and Merlin to consummate the Proposed Business Combination are subject to the satisfaction or waiver of other customary closing conditions, including without limitation: (i) the adoption and/or approval, as applicable, by the Company’s shareholders of (A) the Business Combination Agreement and Proposed Business Combination in accordance with applicable law and exchange rules and regulations, (B) the Domestication, (C) the proposed charter and the bylaws of New Merlin upon Domestication, including any separate or unbundled advisory proposals as are required to implement the foregoing, (D) the issuance of shares of New Merlin Common Stock, Series A Preferred Stock and New Merlin Series A Warrants, as required by Nasdaq Listing Rule 5635, (E) the equity incentive plan and employee stock purchase plan of New Merlin as described in the Business Combination Agreement, (F) the appointment of director nominees in accordance with the terms in the Business Combination Agreement, (G) any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to this proxy statement/prospectus, and (H) any other proposals as reasonably agreed to by the parties to the Business Combination Agreement to be necessary or appropriate in connection with the Business Combination (such proposals in (A) through (H), together, the “Transaction Proposals”), (ii) the approval of the Business Combination Agreement and the Proposed Business Combination (including the Merger) by the affirmative vote or written consent of the stockholders of Merlin, pursuant to the terms and in accordance with satisfaction of the conditions of the organizational documents of Merlin and applicable law, (iii) no adverse law or order, (iv) the Registration Statement of which this

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DECEMBER 31, 2025

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

proxy statement/prospectus forms a part becoming effective, (v) approval of the listing of the New Merlin Common Stock on Nasdaq (as defined below), subject to satisfaction of the round lot holders requirement for initial listing, (vi) the accuracy of the representations and warranties and the performance of the covenants and agreements of each of the parties to the Business Combination Agreement, in each case subject to certain qualifiers, (vii) the expiration of all waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act (the “HSR Act”) with respect to the Proposed Business Combination, which expired on October 30, 2025 (viii) the completion of the Domestication, and (ix) duly executed pay-off letters certifying certain indebtedness of Merlin and its subsidiaries, as specified in the Business Combination Agreement, shall have been paid off, to the extent it is paid off pursuant to the Business Combination Agreement.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Company entered into the Sponsor Support with Merlin, the Sponsor and Inflection Point Fund (each a “Restricted Holder” and together, the “Restricted Holders”), pursuant to which each Restricted Holder agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals, (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Proposed Business Combination; (iii) vote against any change in the business, management, or board of directors of the Company (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements) and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Proposed Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Restricted Holder contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Company. In addition, pursuant to the Sponsor Support Agreement, each Restricted Holder, severally, agreed to waive, subject to the consummation of the Proposed Business Combination, any and all anti-dilution rights with respect to the rate that the Class B Ordinary Shares convert into the Class A Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement.

Stockholder Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, the holders of equity securities of Merlin (the “Merlin Stockholders”) and Merlin entered into the Voting and Support Agreement (the “Stockholder Voting and Support Agreement”), pursuant to which Merlin Stockholders have agreed to, among other things, vote (or act by written consent) (a) to approve and adopt the Business Combination Agreement and the consummation of the Proposed Business Combination; (b) against any Alternative Transaction or any proposal relating to an Alternative Transaction; (c) against any merger agreement or merger (other than the Business Combination Agreement and the Proposed Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Merlin; (d) against any change in the business or board of directors of Merlin (other than pursuant to the Business Combination Agreement or the Ancillary Documents (as defined in the Business Combination Agreement)); (e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Proposed Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Merlin under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Merlin Stockholder contained in the Stockholder Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Merlin and (F) to convert all

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DECEMBER 31, 2025

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

outstanding shares of preferred stock of Merlin into Merlin Common Stock as of immediately prior to the Effective Time, conditioned upon and subject to the closing of the Proposed Business Combination, in accordance with the organizational documents of Merlin.

Pursuant to the Stockholder Voting and Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Merlin, no Merlin Stockholder shall (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Stockholder Voting and Support Agreement), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities without the prior written consent of Merlin and the Company, unless such transfer is deemed a Permitted Transfer (as defined in the Stockholder Voting and Support Agreement).

In addition, pursuant to the Stockholder Voting and Support Agreement, each Merlin Stockholder has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Merlin or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Stockholder Voting and Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Proposed Business Combination. Each Merlin Stockholder has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Proposed Business Combination that they may have in respect of the Subject Securities.

Series A Preferred Stock Investment

In connection with the transactions contemplated by the Business Combination Agreement, on August 13, 2025, the Company, Merlin and the accredited investor named therein (the “Closing PIPE Investor”) entered into a Securities Purchase Agreement (the “Initial Series A SPA”). Pursuant to the Series A SPA, the Closing PIPE Investor agreed, among other things, to purchase, at Closing, 4,901,961 shares of Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) and a New Merlin Series A Warrant, for an aggregate purchase price of $50 million. Each share of Series A Preferred Stock will have a stated value of $12.00 (the “Stated Value”). On November 17, 2025, we and Merlin entered into an amendment to the Initial Series A SPA with the Closing PIPE Investor (“Amendment No. 1 to the Initial Series A SPA”), pursuant to which the Closing PIPE Investor agreed to increase its investment to $100 million, for which it will receive 9,803,922 shares of Series A Preferred Stock (at a price of $10.20 per share) and a New Merlin Series A Warrant to purchase a number of shares of New Merlin Common Stock equal to the number of shares of New Merlin Common Stock into which such shares of Series A Preferred Stock are initially convertible (the “Initial Closing PIPE Investment”).

Additionally, on November 17, 2025, we and Merlin also entered into Securities Purchase Agreements (the “Additional Series A SPAs,” collectively with the Initial Series A SPA, the “Series A SPAs”), with certain accredited investors as signatories thereto (the “Additional Closing PIPE Investors”), pursuant to which, among other things, the Additional Closing PIPE Investors agreed to purchase, and we agreed to sell, an aggregate of 1,666,668 shares of Series A Preferred Stock (at a price of $12.00 per share) and warrants to purchase a number of shares of New Merlin Common Stock that is equal to 75% of the number of shares into which such shares of New Merlin Preferred Stock are initially convertible (each, an “Upsized New Merlin Series A Warrant”), in a private placement, on substantially the same terms as the Closing PIPE Subscription Agreement, for an aggregate purchase price of $20 million (the “Additional Closing PIPE Investment,” together with the Initial Closing PIPE Investment, the “Closing PIPE Investment”).

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

Liquidity, Capital Resources and Going Concern

As of December 31, 2025 and 2024, the Company had $703,596 and $2,107,309 cash and a working capital deficit of $2,416,322 and working capital of $1,233,571, respectively.

In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Presentation of Financial Statements — Going Concern,” as of December 31, 2025, the Company may need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Additionally, if a Business Combination is not consummated by the end of the Combination Period, currently November 4, 2026, there will be a mandatory liquidation and subsequent dissolution of the Company. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the Combination Period. The Company’s liquidity condition and mandatory liquidation within one year of the issuance of these financial statements raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to address this uncertainty through a Business Combination. However, there can be no assurance that the Company will be able to consummate any Business Combination by the end of the Combination Period.

The Company’s liquidity condition and mandatory liquidation within one year raises substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the accompanying financial statements are issued. Management plans to address this uncertainty through a Business Combination. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the Combination Period. The Company intends to complete the initial Business Combination before the end of the Combination Period. However, there can be no assurance that the Company will be able to consummate any Business Combination by the end of the Combination Period.

Principles of Consolidation

On August 8, 2025, Merger Sub was incorporated.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $703,596 and $2,107,309 in cash as of December 31, 2025 and 2024, respectively. The Company had no cash equivalents as of December 31, 2025 and 2024.

Investments Held in Trust Account

As of December 31, 2025 and 2024, the assets held in the Trust Account, amounting to $262,235,740 and $251,756,198, were held in mutual funds composed of U.S. treasury securities, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Initial Public Offering proceeds from the Units between Class A ordinary shares and Public Rights, using the residual method by allocating Initial Public Offering proceeds first to assigned value of the Public Rights and then to the Class A ordinary shares. Offering costs allocated to the Class A ordinary share subject to possible redemption were charged to temporary equity and offering costs allocated to the Public Rights and Private Placement Units were charged to shareholders’ deficit as the Public Rights and Private Placement Units, after management’s evaluation, were accounted for under equity treatment.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the consolidated balance sheets, primarily due to their short-term nature.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the consolidated financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2025 and 2024, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

Rights

The Company accounts for the Public Rights and Private Placement Rights issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and classified the rights under equity treatment at their assigned values.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Public Rights have been classified within shareholders’ deficit and will not require remeasurement after issuance. The Public Rights were valued using a Lattice model and the following table presents the quantitative information regarding market assumptions used in the level 3 valuation of the Public Rights:

November 4, 2024
Underlying share price	$9.95
Pre-adjusted value per share right	$1.00
Market adjustment(1)	3.0%
Fair value per share right	$0.03

____________

(1)      Market adjustment reflects additional factors not fully captured by low volatility selection, which may include likelihood of Business Combination occurring, market perception of lack of available or suitable targets, or possible post-acquisition decline of stock price prior to beginning of the exercise period. The adjustment is determined by comparing traded rights prices to simulated model outputs.

Class A Ordinary Shares Subject to Possible Redemption

The Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies Public Shares subject to redemption outside of permanent deficit as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. Accordingly, as of December 31, 2025 and 2024, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s consolidated balance sheets. As of December 31, 2025 and 2024, the Class A ordinary shares subject to possible redemption reflected in the consolidated balance sheets are reconciled in the following table:

Gross proceeds	$250,000,000
Less:
Proceeds allocated to Public Rights	(750,000)
Class A ordinary shares issuance costs	(11,358,489)
Plus:
Remeasurement of carrying value to redemption value	13,864,687
Class A ordinary shares subject to possible redemption, December 31, 2024	251,756,198
Plus:
Remeasurement of carrying value to redemption value	10,479,542
Class A ordinary shares subject to possible redemption, December 31, 2025	$262,235,740

Net Income per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Accretion associated with the redeemable shares of Class A ordinary shares is excluded from income per ordinary share as the redemption value approximates fair value.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The calculation of diluted income per ordinary share does not consider the effect of the Rights issued in connection with the (i) IPO, and (ii) the private placement since the exercise of the Rights is contingent upon the occurrence of future events. The Rights are exercisable to purchase 20,150,000 Class A ordinary shares in the aggregate. As of December 31, 2025 and 2024, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net income per ordinary share is the same as basic net income per ordinary share for the periods presented.

The following table reflects the calculation of basic and diluted net income per ordinary share (in dollars, except per share amounts):

	For the Year Ended December 31, 2025		For the Period from June 24, 2024 (Inception) Through December 31, 2024
	Class A	Class B	Class A	Class B
Basic and diluted net income per ordinary share
Numerator:
Allocation of net income	$4,525,171	$1,483,176	$721,840	$797,823
Denominator:
Basic and diluted weighted average shares outstanding	25,425,000	8,333,333	7,500,000	8,289,473
Basic and diluted net income per ordinary share	$0.18	$0.18	$0.10	$0.10

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 at inception and the amendments will be applied retrospectively to all prior periods presented in the accompanying consolidated financial statements.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

In the Initial Public Offering closed on November 4, 2024, the Company sold 25,000,000 Units at a price of $10.00 per Unit. Each Unit has a price of $10.00 and consists of one Class A ordinary share and one Public Right entitling the holder thereof to receive one tenth (1/10) of one Class A ordinary share upon the consummation of an initial Business Combination.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 425,000 Private Placement Units, at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $4,250,000. Each Private Placement Unit consists of one Class A ordinary share and one Private Placement Right. Inflection Point Fund I LP (an affiliate of a member of the Company’s management) (“Inflection Point”), indirectly purchased, through the purchase of non-managing sponsor membership interests, all 425,000 of the Private Placement Units at a price of $10.00 per unit ($4,250,000 in the aggregate) in the private placement. Subject to Inflection Point purchasing, through the Sponsor, the Private Placement Units allocated to it in connection with the closing of the Initial Public Offering, the Sponsor issued membership interests at a nominal purchase price to Inflection Point reflecting interests in an aggregate of 5,266,667 founder shares held by the Sponsor. In addition, it is expected that as a non-managing member of the Sponsor group, Inflection Point can assist the Sponsor in administrative and ongoing efforts related to the completion of the Business Combination.

The Private Placement Units are identical to the public Units sold in the Initial Public Offering except that, so long as they are held by the Sponsor or their permitted transferees, the Private Placement Units (including their component securities) (i) may not (including the Class A ordinary shares issuable upon conversion of these Private Placement Rights), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination and (ii) are entitled to registration rights.

The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares and private placement shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the Trust Account; and (iv) vote any founder shares or private placement shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the Business Combination) in favor of the initial Business Combination.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

On June 25, 2024, the Sponsor made a capital contribution of $25,000, or approximately $0.004 per share, to cover certain of the Company’s deferred offering costs and expenses, for which the Company issued 7,187,500 founder shares to the Sponsor. On October 2, 2024, the Company capitalized and issued an additional 2,395,833 founder shares to the Sponsor, resulting in the Sponsor holding an aggregate of 9,583,333 founder shares (up to 1,250,000 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised), for a purchase price of approximately $0.003 per share. On November 4, 2024, the underwriters forfeited their over-allotment option to purchase up to an additional 3,750,000 units. As a result of the over-allotment option forfeiture by the underwriters, 1,250,000 Class B ordinary shares of the Company were surrendered by the Sponsor in order for the Sponsor to maintain ownership of 25% of the issued and outstanding shares of the Company (excluding the Class A ordinary shares underlying the Private Placement Units held by the Sponsor). Such surrendered shares were cancelled by the Company.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

The Company’s initial shareholders have agreed not to transfer, assign or sell any of their founder shares and any Class A ordinary shares issued upon conversion thereof until the earlier to occur of (i) one year after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Company’s initial shareholders with respect to any founder shares (the “Lock-up”). Notwithstanding the foregoing, if (1) the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the Company’s shareholders having the right to exchange their shares for cash, securities or other property, the founder shares will be released from the Lock-up.

On August 12, 2025 and September 22, 2025, the sponsor transferred 110,000 and 500,000 Class A Units to individuals, respectively. The transferred units represent an indirect interest in 610,000 Founder Shares. The fair value of the founder shares as of August 12, 2025 and September 22, 2025, was determined to be $3.10 and $6.80 per share, respectively, for an aggregate amount of $341,000 and $3,400,000. The transfer was made in accordance with the terms of the Company’s operating agreement. The agreements have been analyzed under ASC 718. For the September 22, 2025 agreements, the compensation expense will be recorded when the Merlin Labs Inc. business combination becomes probable. For the August 12, 2025 agreements, the expense will be recorded when any business combination is considered probable, as up until the combination the sponsor has the right to revoke the shares at their discretion. Probability for a business combination is defined as when the business combination occurs due to its inherent uncertainty. As of December 31, 2025, the closing of the business combination was not considered to be probable.

The founder shares were valued using a Lattice model and the following table presents the quantitative information regarding market assumptions in the valuation of the founder shares:

	August 12, 2025	September 22, 2025
Underlying share price	$10.30	$10.34
Implied market adjustment	30.1%	65.8%
Fair value per founder share	$3.10	$6.80

On October 1, 2025, the sponsor transferred 100,000 Class A Units to an individual. The transferred units represent an indirect interest in 100,000 Founder Shares. The agreements have been analyzed under ASC 718. The fair value of the founder shares as of October 1, 2025, was determined to be $6.70 per share, for an aggregate amount of $670,000. The transfer was made in accordance with the terms of the Company’s operating agreement. The Company recorded a compensation expense for the fair value of the transferred founder shares.

The founder shares were valued using a Lattice model and the following table presents the quantitative information regarding market assumptions in the valuation of the founder shares:

October 1, 2025
Underlying share price	$10.41
Implied market adjustment	64.4%
Fair value per founder share	$6.70

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

Promissory Note — Related Party

The Sponsor had agreed to loan the Company an aggregate of up to $750,000 to be used for a portion of the expenses of the Initial Public Offering. The loan was non-interest bearing and unsecured. The promissory note (the “Promissory Note”) was payable on the date the Company consummated the Initial Public Offering. On November 4, 2024, the Company repaid the total outstanding balance of the Promissory Note amounting to $399,760. Borrowings under the Promissory Note are no longer available.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $2,500,000 of such Working Capital Loans may be convertible into private placement units of the post Business Combination entity at a price of $10.00 per unit at the option of the lender, including up to $750,000 in working capital loans which may be made by Inflection Point. The units would be identical to the Private Placement Units. As of December 31, 2025 and 2024, no such Working Capital Loans were outstanding.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The Company’s ability to complete an initial Business Combination may be adversely affected by various factors, many of which are beyond the Company’s control. The Company’s ability to consummate an initial Business Combination could be impacted by, among other things, changes in laws or regulations, downturns in the financial markets or in economic conditions, inflation, fluctuations in interest rates, increases in tariffs, supply chain disruptions, declines in consumer confidence and spending, public health considerations, and geopolitical instability, such as the military conflicts in Ukraine and the Middle East. The Company cannot at this time predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s ability to complete an initial Business Combination.

Registration Rights

The holders of the founder shares, Private Placement Units and the Class A ordinary shares underlying such Private Placement Units and Private Placement Rights and units that may be issued upon conversion of the Working Capital Loans have registration rights to require the Company to register a sale of any of the Company’s securities held by them and any other securities of the Company acquired by them prior to the consummation of the initial Business Combination pursuant to a registration rights agreement signed on October 31, 2024. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain piggyback registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters had a 45-day option from the date of the Initial Public Offering to purchase up to an additional 3,750,000 units to cover over-allotments, if any. On November 4, 2024, the underwriters forfeited the over-allotment option to purchase the additional 3,750,000 units.

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 6 — COMMITMENTS AND CONTINGENCIES (cont.)

The underwriters were entitled to a cash underwriting discount of $0.08 per Unit, or $2,000,000 in the aggregate. Of this amount, $1,000,000 was paid to the underwriters upon the closing of the Initial Public Offering and $1,000,000 will be payable to the underwriters from working capital in equal amounts monthly starting on the 16th month following the closing of the Initial Public Offering until the 24th month following the closing of the Initial Public Offering. Any amounts not paid hereunder from working capital shall be accelerated and paid upon consummation of the initial Business Combination.

Additionally, the underwriters are entitled to a deferred underwriting discount of $0.35 per Unit, up to $8,750,000 payable to the underwriters for deferred underwriting commissions on amounts remaining in the Trust Account after all redemptions by public shareholders have been met. The deferred underwriting discount will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes its Initial Business Combination.

On August 5, 2025, the Underwriting Agreement dated October 31, 2024, was amended to defer the commencement of the remaining $1,000,000 in payments to the underwriters until September 1, 2026. Pursuant to the amendment to the Underwriting Agreement, the remaining $1,000,000 shall be payable to the underwriters from the Company’s working capital in equal amounts monthly in the three months commencing on September 1, 2026.

Business Combination Agreement

On October 13, 2025, the Company entered into the Business Combination Agreement, by and among the Company, Merger Sub, and Merlin, pursuant to which, among other things and subject to the terms and conditions therein, Merger Sub will merge with and into Merlin, with Merlin continuing as the surviving company. The combined company’s business will continue to operate through Merlin and its subsidiaries. In connection with the closing of the Proposed Business Combination (the “Closing”), the Company will change its name to Merlin, Inc.

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of the Company and Merlin Labs.

NOTE 7 — SHAREHOLDERS’ DEFICIT

Preferred Shares — The Company is authorized to issue a total of 5,000,000 preferred shares at par value of $0.0001 each. As of December 31, 2025 and 2024, there were no preferred shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. As of December 31, 2025 and 2024, there were 425,000 Class A ordinary shares issued and outstanding, excluding 25,000,000 shares subject to possible redemption.

Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. As of December 31, 2025 and 2024, there were 8,333,333 Class B ordinary shares issued and outstanding.

The founder shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or any other equity-linked securities, are issued or deemed issued in excess of the amounts sold in this offering and related to or in connection with the closing of the initial Business Combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 25% of the sum of (i) the total number of all Class A ordinary shares outstanding upon the completion of the Initial Public Offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 7 — SHAREHOLDERS’ DEFICIT (cont.)

Class A ordinary shares underlying the private placement units issued to the Sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination and any private placement-equivalent units issued to the Sponsor or any of its affiliates or to the Company’s officers or directors upon conversion of working capital loans) minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial Business Combination; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the amended and restated memorandum and articles of association or as required by the Companies Act or stock exchange rules, an ordinary resolution under Cayman Islands law and the amended and restated memorandum and articles of association, which requires the affirmative vote of at least a majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company is generally required to approve any matter voted on by the Company’s shareholders. Approval of certain actions requires a special resolution under Cayman Islands law, which (except as specified below) requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting, and pursuant to the Company’s amended and restated memorandum and articles of association, such actions include amending the amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company.

There is no cumulative voting with respect to the appointment of directors, meaning, following the Company’s initial Business Combination, the holders of more than 50% of the ordinary shares voted for the appointment of directors can elect all of the directors. Prior to the consummation of the initial Business Combination, only holders of the Class B ordinary shares will (i) have the right to vote on the appointment and removal of directors and (ii) be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents or to adopt new constitutional documents, in each case, as a result of approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). Holders of the Class A ordinary shares will not be entitled to vote on these matters during such time. These provisions of the amended and restated memorandum and articles of association may only be amended if approved by a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of the initial Business Combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company.

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a right, of which there are 25,000,000, will automatically receive one-tenth (1/10) of one ordinary share upon consummation of the initial Business Combination. The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman law. In the event the Company is not the surviving company upon completion of the initial Business Combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of one ordinary share underlying each right upon consummation of the Business Combination. If the Company is unable to complete the initial Business Combination within the required time period and the Company will redeem the public shares for the funds held in the Trust Account, holders of rights will not receive any of such funds for their rights and the rights will expire worthless.

NOTE 8 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 8 — FAIR VALUE MEASUREMENTS (cont.)

obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:

	Level	December 31, 2025	December 31, 2024
Asset:
Investments held in Trust Account – U.S. Treasury Securities	1	$262,235,740	$251,756,198

The fair value inputs for the Public Rights and founder shares are listed within Note 2 and Note 5, respectively.

NOTE 9 — SEGMENT REPORTING

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statements of operations as net income or loss. The measure of segment assets is reported on the consolidated balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets, which include the following:

	December 31, 2025	December 31, 2024
Investments held in Trust Account	$262,235,740	$251,756,198
Cash	$703,596	$2,107,309

INFLECTION POINT ACQUISITION CORP. IV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 9 — SEGMENT REPORTING (cont.)

	For The Year Ended December 31, 2025	For The Period From June 24, 2024 (Inception) Through December 31, 2024
General and administrative expenses	$3,857,197	$251,144
Interest earned on investments held in Trust Account	$10,479,542	$1,756,198

The CODM reviews interest earned on the Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement.

General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a Business Combination or similar transaction within the Business Combination period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the consolidated statements of operations, are the significant segment expenses provided to the CODM on a regular basis.

All other segment items included in net income or loss are reported on the consolidated statements of operations and described within their respective disclosures.

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Merlin Labs, Inc. and Subsidiaries
Boston, Massachusetts

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Merlin Labs, Inc. and Subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.
(formerly HORNE LLP)

We have served as the Company’s auditor since 2025.

Ridgeland, Mississippi

March 20, 2026

MERLIN LABS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	As of December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$59,343	$37,195
Short-term investments	330	377
Accounts receivable, net	368	536
Prepaid expenses and other current assets	3,328	1,040
Capitalized transaction costs	7,562	—
Total current assets	70,931	39,148
Property and equipment, net	7,108	8,589
Operating lease right-of-use assets, net	979	1,348
Deposits	1,564	109
Total assets	$80,582	$49,194
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	3,154	1,294
Accrued expenses	7,937	2,683
Long-term debt, current portion, net ($19,175 at fair value and $96 at amortized cost, net as of December 31, 2025 and $0 at fair value and $14,224 at amortized cost, net as of December 31, 2024)	19,271	14,224
Convertible promissory notes	29,107	—
Deferred revenue	—	112
Contract loss provision	4,173	5,166
Operating lease liabilities, current	657	709
Total current liabilities	64,299	24,188
Long-term debt, non-current portion, net ($12,207 at fair value and $577 at amortized cost, net as of December 31, 2025 and $0 at fair value and $21,673 at amortized cost, net as of December 31, 2024)	12,784	21,673
Operating lease liabilities, non-current	331	653
Warrant liabilities	76,766	3,586
Total liabilities	154,180	50,100
Commitments and contingencies (Note 14)
Redeemable convertible preferred stock	461,963	130,616
Stockholders’ deficit:
Common stock: $0.0001 par value; 44,705,861 and 29,500,000 shares authorized; 5,306,250 and 5,169,812 shares issued and outstanding as of December 31, 2025 and 2024, respectively	1	1
Additional paid-in capital	15,491	4,009
Accumulated deficit	(551,053)	(135,532)
Total stockholders’ deficit	(535,561)	(131,522)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$80,582	$49,194

See accompanying notes to consolidated financial statements.

MERLIN LABS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2025	2024
Revenue	$7,551	$1,229
Cost of revenue	9,182	8,500
Gross loss	(1,631)	(7,271)
Operating expenses:
Research and development	32,477	27,146
General and administrative	20,093	17,864
Selling and marketing	1,318	1,744
Total operating expenses	53,888	46,754
Loss from operations	(55,519)	(54,025)
Other (expense) income:
Interest income	1,443	2,005
Interest expense	(2,957)	(2,420)
Other expense	(159)	(197)
Change in fair value of warrant liabilities	(2,357)	(265)
Change in fair value of convertible promissory notes	(7,563)	—
Loss on exchange of warrant liabilities	(3,320)	—
Loss on issuance of financial instruments	(585)	—
Loss on extinguishment of long-term debt	(2,157)	—
Change in fair value of long-term debt	(1,554)	—
Total other expense	(19,209)	(877)
Loss before provision for income taxes	(74,728)	(54,902)
Provision for income taxes	50	351
Net loss	$(74,778)	$(55,253)
Deemed dividend on exchange of redeemable convertible preferred stock	(345,717)	—
Net loss attributable to common stockholders	(420,495)	(55,253)
Net loss per share:
Basic and diluted	$(80.68)	$(10.80)
Weighted-average shares outstanding:
Basic and diluted	5,211,618	5,118,223

See accompanying notes to consolidated financial statements.

MERLIN LABS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE
PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount
Balances as of December 31, 2023	17,696,748	130,616	4,882,717	1	2,204	(80,279)	(78,074)
Vesting of restricted common stock	—	—	206,250	—	—	—	—
Exercise of common stock options	—	—	80,845	—	66	—	66
Stock-based compensation	—	—	—	—	1,739	—	1,739
Net loss	—	—	—	—	—	(55,253)	(55,253)
Balances as of December 31, 2024	17,696,748	$130,616	5,169,812	$1	$4,009	$(135,532)	$(131,522)
Exercise of common stock options	—	—	136,438	$—	$391	$—	$391
Stock-based compensation	—	—	—	—	1,695	—	1,695
Deemed dividend on exchange of redeemable convertible preferred stock	—	345,717	—	—	(4,974)	(340,743)	(345,717)
Conversion of Series A Prime redeemable convertible preferred stock to common stock	(541,846)	(14,370)	541,846	—	14,370	—	14,370
Forfeiture of common stock	—	—	(541,846)	—	—	—	—
Net loss	—	—	—	—	—	(74,778)	(74,778)
Balances as of December 31, 2025	17,154,902	$461,963	5,306,250	$1	$15,491	$(551,053)	$(535,561)

See accompanying notes to consolidated financial statements.

MERLIN LABS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2025	2024
Cash flows from operating activities
Net loss	$(74,778)	$(55,253)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,582	1,466
Stock-based compensation	1,695	1,739
Amortization of right-of-use assets	746	568
Non-cash interest expense	587	179
Loss on disposal of property and equipment	147	—
Change in fair value of warrant liabilities	2,357	265
Change in fair value of convertible promissory notes	7,563	—
Loss on foreign currency exchange rate	281	197
Gain on early lease termination	—	(1)
Contract loss expense accrual	1,451	6,347
Loss on exchange of warrant liabilities	3,320	—
Loss on issuance of financial instruments	585	—
Loss on extinguishment of long-term debt	2,157	—
Change in fair value of long-term debt	(166)	—
Change in operating assets and liabilities:
Accounts receivable	168	(519)
Prepaid expenses and other current assets	(2,302)	455
Capitalized transaction costs	(7,562)	—
Deposits	(1,524)	25
Accounts payable	1,857	(104)
Accrued expenses	5,279	882
Deferred revenue	(112)	112
Contract loss provision	(2,444)	(1,181)
Operating lease liabilities	(755)	(643)
Net cash used in operating activities	$(59,868)	$(45,466)

Cash flows from investing activities
Additions of property and equipment	$(427)	$(1,904)
Proceeds from sales of property and equipment	15	—
Maturities of short-term investments	44	140
Target Bridge Notes principal originated	—	(2,250)
Repayment of Target Bridge Notes	—	2,250
Net cash used in investing activities	$(368)	$(1,764)

Cash flows from financing activities
Proceeds from issuance of long-term debt	$—	$34,378
Proceeds from issuance of warrants	67,292	496
Proceeds from issuance of convertible promissory notes	20,413	—
Repayments of long-term debt	(5,712)	(1,000)
Proceeds from exercise of common stock options	391	66
Net cash provided by financing activities	82,384	33,940

MERLIN LABS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(in thousands)

	Year Ended December 31,
	2025	2024
Net increase (decrease) in cash and cash equivalents	$22,148	$(13,290)
Cash, and cash equivalents at beginning of year	37,195	50,485
Cash, and cash equivalents at end of year	$59,343	$37,195

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$4,358	$1,586
Taxes (Note 13)	$50	$237
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$379	$842
Deemed dividend on exchange of redeemable convertible preferred stock	$345,717	$—

See accompanying notes to consolidated financial statements.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

1. Organization and Description of Business

Merlin Labs, Inc. was incorporated on October 10, 2018 as a Delaware corporation under the name Apollo Flight Research, Inc. and changed its name to Merlin Labs, Inc. on October 27, 2020. Merlin Labs, Inc. is the parent company of two wholly-owned subsidiaries: Merlin Labs NZ Limited (“MLNL”), a New Zealand limited company, was incorporated on August 17, 2020 and Merlin Labs Securities Corporation (“MLSC”), a Massachusetts Securities Corporation, was incorporated on December 13, 2022. Merlin Labs, Inc., together with its subsidiaries are herein referred to as “Merlin,” the “Company,” “we,” or “our”.

The Company develops sophisticated software that fulfill the functions of a human pilot in self-flying aircraft to enable both reduced crew and unmanned flight. This technology is designed to be scalable and adaptable across different aircraft types for a growing range of aircraft platforms. The Company’s aircraft-agnostic, AI-powered software is purpose-built for military and civil programs, and is powering an expanding range of missions and aircraft, proven through hundreds of autonomous flights from test facilities across the globe.

On August 13, 2025, the Company entered into a Business Combination Agreement (the “Business Combination Agreement” or “BCA”) with Bleichroeder Acquisition Corp. I, a Cayman Islands exempted company and Nasdaq-listed special purpose acquisition company (a “SPAC” and the “Purchaser”), and IPDX Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Purchaser (“Merger Sub”). On October 21, 2025, the Purchaser changed its name to Inflection Point Acquisition Corp. IV. Under the terms of the BCA, the Purchaser will domesticate as a Delaware corporation (the “Domestication”), and Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of the Purchaser (the “Merger”).

Following the Domestication, the Company and Merger Sub will file a certificate of merger to consummate the Merger. Upon completion of the Merger, the combined company is expected to be publicly listed on the Nasdaq Stock Exchange, subject to regulatory approvals and customary closing conditions.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of Merlin Labs, Inc., and its consolidated subsidiaries, MLNL and MLSC. All intercompany balances and transactions have been eliminated in consolidation.

Risk and Uncertainties

The consolidated financial statements have been prepared in accordance with U.S. GAAP assuming that the Company will continue as a going concern over the next twelve months. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business, including having sufficient liquidity in the future to meet, among other things, the Company’s obligations under its borrowing arrangements (refer to Note 8. Debt).

Since its inception, the Company has primarily operated in the pre-commercialization stage and funded historical losses through debt and equity financings. The Company expects to incur additional net losses while it continues to advance its commercialization efforts and pursue profit-generating revenue contracts with customers, namely, the United States (“U.S.”) government.

During the years ended December 31, 2025 and 2024, the Company incurred net losses in the amounts of $74,778 and $55,253, respectively, and generated negative cash flows from operations in the amounts of $59,868 and $45,466, respectively. Additionally, as of December 31, 2025, the Company has an accumulated deficit in the amount of $551,053 and cash and cash equivalents of $59,343.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

The Company previously concluded in its consolidated financial statements for the nine months ended September 30, 2025, that there was substantial doubt about the Company’s ability to continue as a going concern due to the Company’s outstanding debt obligations and projected operating cash flows. On March 16, 2026, the Company completed its planned Merger (refer to Note 17. Subsequent Events). In connection with the Merger, the Company issued debt and equity-linked instruments in additional private investment in public entity (“PIPE”) transaction for $120,000 in gross proceeds and the Company’s outstanding convertible promissory notes converted into preferred stock and warrants to purchase common stock of the Company (refer to Note 8. Debt).

Based on the Company’s liquidity position as of December 31, 2025, the Company’s cash proceeds and debt conversion from the Merger, the Company’s current forecast of operating results and cash flows, and the Company’s outstanding debt obligations, the Company determined that its financial condition is sufficient to fund its planned operations, commitments, and contractual obligations for a period of at least one year following the date that these consolidated financial statements are issued.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the reporting periods.

Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, the estimation of anticipated costs to complete a contract, the valuation and recognition of stock-based compensation awards, the valuation of warrant liabilities, the valuation of convertible promissory notes, and the valuation of redeemable convertible preferred stock.

Estimates and judgments are based on historical experience, forecasted events, and various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates and such differences could be material to the Company’s consolidated financial position and results of operations.

Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM, who is the Chief Executive Officer, reviews financial information on a consolidated basis to make operating decisions, assess performance, and make resource allocation decisions, leading to decisions related to resource allocations in relation to profit and loss. Accordingly, the Company has determined that it has one reportable segment.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents, which includes money market mutual funds. The Company has a cash management program, which provides for the investment of excess cash balances primarily in money market mutual funds.

Investments

Management determines the appropriate classification of investments in certificates of deposit at the time of purchase based upon management’s intent and ability with regard to such investments. For the periods presented, all investments have been classified as held to maturity.

The Company classifies investments as short-term when they have remaining contractual maturities of one year or less from the balance sheet date, and as long-term when the investments have remaining contractual maturities of more than one year from the balance sheet date. Investments are recorded at fair value, which approximates cost.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Accounts Receivable

Accounts receivable are recorded at the original invoiced amount less an allowance for credit losses. An allowance for credit losses is determined based on historical loss experience, current conditions, and future expectations. Receivables are written off when deemed uncollectible. The Company uses the aging method to determine lifetime expected credit losses on accounts receivable, relying on historical loss experience adjusted for current conditions and future forecasts. Adjustments consider factors such as past due receivables, customer creditworthiness, changes in receivable terms, and external factors like competition and regulatory requirements. The Company pools receivables with similar risk characteristics for estimating expected credit losses and evaluates these pooling decisions periodically as risk characteristics change. For receivables not sharing similar risk characteristics, individual measurement is applied.

As of December 31, 2025 and 2024, the allowance for credit losses is immaterial to the consolidated financial statements.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with accredited financial institutions in amounts which at times exceed federally insured limits. The Company monitors the credit standing of such financial institutions in order to limit credit risk. The Company has not experienced any losses on its cash and cash equivalents and believes it is not exposed to any significant losses due to credit risk on cash and cash equivalents.

During the years ended December 31, 2025 and 2024, the Company generated $7,551 and $1,229 in revenue, with a significant amount (> 90%) of this revenue coming from the U.S. government. As of December 31, 2025 and 2024, accounts receivable from the U.S. government totaled $368 and $536, respectively.

Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•        Quoted prices for similar assets or liabilities in active markets;

•        Quoted prices for identical or similar assets or liabilities in inactive markets;

•        Inputs other than quoted prices that are observable for the asset or liability; and

•        Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, as follows:

Property and Equipment	Estimated Useful Life
Aircraft	11 – 15 years
Aircraft equipment	3 – 8 years
Computer equipment	2 – 3 years
Leasehold improvements	Lesser of the useful life or life of lease
Office furniture & equipment	3 – 13 years
Motor vehicles	3 – 4 years

Leases

The Company determines if an arrangement is, or contains, a lease at inception. An arrangement qualifies as a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is established if the Company has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

At the commencement date, the date on which the lessor makes the underlying asset available for use, leases are classified as either operating or finance leases based on their economic substance. Operating leases are presented in the consolidated balance sheets within operating lease right-of-use assets, net, operating lease liabilities, current, and operating lease liabilities, non-current. Finance leases, which are immaterial to the Company’s financial statements, are presented in the consolidated balance sheets within property and equipment, net and accrued expenses.

The Company uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when determining its incremental borrowing rates.

For short-term leases, defined as leases with a term of twelve months or less, the Company elected the practical expedient to not recognize an associated lease liability and right-of-use asset. Lease payments for short-term leases are expensed on a straight-line basis over the lease term.

The Company has elected the policy to not separate lease and nonlease components for all classes of underlying assets. Lease right-of-use assets also include any lease payments made at or before commencement date, net of lease incentives and initial direct costs incurred. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option.

The Company leases office space, aircraft, motor vehicles, and airport hangar space in the United States and New Zealand.

Impairment of Long-Lived Assets

All long-lived assets are reviewed by the Company for possible impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2025 and 2024, the Company determined that there have been no significant events or changes in circumstances that would cause the impairment of any of the Company’s long-lived assets.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Term Debt

The Company has elected to apply the fair value method of accounting in accordance with Accounting Standards Codification (“ASC”) 825, Financial Instruments (“ASC 825”), for certain of its term debt instruments. The Company initially records term debt accounted for under the fair value option at fair value and subsequently remeasures such instruments to fair value on each balance sheet date thereafter. The change in fair value of term debt accounted for at fair value, together with interest accrued thereon, is recorded in change in fair value of long-term debt in the consolidated statements of operations.

For term debt instruments not accounted for under the fair value method of accounting, the Company records such term debt obligations at amortized cost, net of any debt issuance costs, discounts, and premiums. Upon issuance, the Company evaluates whether identified embedded derivatives should be bifurcated and accounted for as a derivative at fair value under ASC 815, Derivatives and Hedging (“ASC 815”). Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and on each balance sheet date thereafter, with changes in fair value recorded in the consolidated statements of operations.

Convertible Debt

The Company has elected to apply the fair value method of accounting in accordance with ASC 825 for certain of its convertible debt instruments. The Company records convertible debt accounted for under the fair value option at fair value upon the date of issuance and subsequently remeasures such instruments to fair value on each balance sheet date thereafter. The change in fair value of convertible debt accounted for at fair value, together with interest accrued thereon, is recorded in change in fair value of convertible promissory notes in the consolidated statements of operations.

For convertible debt instruments not accounted for under the fair value method of accounting, the Company first assesses the balance sheet classification of its convertible debt instruments to determine whether the instrument should be classified as a liability under ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). If convertible debt is not classified as a liability under ASC 480, the Company accounts for convertible debt in accordance with ASC 470-20, Debt with Conversion and Other Options, and ASC 815. Upon issuance, the Company evaluates whether the embedded conversion feature, as well as other identified embedded derivatives, should be bifurcated and accounted for as a derivative at fair value under ASC 815, and if not, whether any substantial premium must be recognized in additional paid-in capital. Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and on each balance sheet date thereafter, with changes in fair value recorded in the consolidated statements of operations.

Debt Issuance Costs

Costs incurred in connection with the issuance of debt instruments accounted for under the fair value method of accounting under ASC 825 are expensed as incurred.

Costs incurred in connection with the issuance of debt instruments accounted for at amortized cost are recorded as a direct deduction against the associated debt liability, consistent with debt discounts. These costs are included in long-term debt, current portion, net and long-term debt, non-current portion, net in the Company’s consolidated balance sheet and are amortized over the life of the associated debt as a component of interest expense using the effective interest method.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance included in ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments (if they were issued with another instrument) pursuant to ASC 480, whether the warrants meet the definition of a liability pursuant to ASC 480, and if not, whether the warrants meet the requirements for equity classification under ASC 815. This assessment requires the use of professional judgment and is conducted at issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

Warrants that meet all of the criteria for equity classification are recorded at fair value as a component of additional paid-in capital at the time of issuance and are not subsequently remeasured. Warrants that do not meet all the criteria for equity classification are recorded at fair value on the date of issuance and on each balance sheet date thereafter as a component of warrant liabilities in the Company’s consolidated balance sheets. Changes in the estimated fair value of the warrants are non-cash gain or loss recognized in change in fair value of warrant liabilities in the consolidated statements of operations.

Redeemable Convertible Preferred Stock

The Company evaluates its redeemable convertible preferred stock under ASC 480 to evaluate the classification of the redeemable convertible preferred stock. The Company’s redeemable convertible preferred stock does not require liability classification under ASC 480 and is classified in mezzanine equity as all classes may be subject to redemption upon the occurrence of an event that is not solely within the control of the Company. Upon issuance, the Company evaluates whether identified embedded derivatives should be bifurcated and accounted for as a derivative at fair value under ASC 815. The redeemable convertible preferred stock is initially recognized at the proceeds received, net of issuance costs and the fair value of any bifurcated derivatives, and is only subsequently remeasured to the extent it becomes currently redeemable or probable of becoming redeemable. Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and on each balance sheet date thereafter, with changes in fair value recorded in the consolidated statements of operations.

Revenue Recognition

The Company recognizes revenue under its contracts with customers in accordance with ASC 606, Revenue from Contracts with Customers. The Company derives its revenues primarily through its engineering and autonomy development programs with U.S. government agencies, including the Federal Aviation Administration, U.S. Special Operations Command, and the U.S. Air Force. These contracts focus on the design, demonstration, and integration of autonomous flight technologies. The Company also engages in limited commercial activities with foreign and private sector customers, including aviation advisory services in New Zealand.

The Company performs under various contract types, including firm-fixed-price, cost-plus-fixed-fee, and cost-share arrangements. These contracts are structured to support research and development efforts, prototype demonstrations, and system integration activities.

Revenue is recognized when control of the goods and services provided is transferred to the Company’s customers and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services using the following steps: 1) identification of the contract or contracts with a customer, 2) identification of performance obligations in the contract, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations in the contract and 5) recognition of revenue when or as the Company satisfies the performance obligations.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

The Company’s performance obligation consists of comprehensive engineering and development programs rather than distinct deliverables. Supporting activities such as system engineering, airworthiness certification, and technical data packages are not considered separate performance obligations, as they are highly interrelated and collectively contribute to the overarching deliverable. The Company provides engineering data and insights that inform the customer’s broader autonomy initiatives.

Contracts with U.S. government entities are governed by the Federal Acquisition Regulation, which defines allowable costs and pricing methodologies. Each contract is individually negotiated and variable consideration may arise in cost-share arrangements, where the Company is reimbursed for a portion of actual costs incurred, subject to a contractual ceiling. The Company includes variable consideration in the transaction price only when it is probable that a significant revenue reversal will not occur. Pricing for non-government customers, including commercial and foreign entities, is determined through direct negotiation. The Company’s contracts generally do not contain significant financing components, and taxes collected are excluded from the transaction price.

The Company recognizes revenue on its engineering and development contracts with the U.S. government primarily over time, as control of the services is continuously transferred throughout the performance period. This continuous transfer is supported by standard U.S. government contract clauses, including the right to terminate for convenience and the obligation to reimburse the contractor for costs incurred plus reasonable compensation. These provisions, along with the customer’s ability to benefit from the work-in-progress through monthly deliverables and technical reports, support over-time revenue recognition. The Company bills its customers on a monthly basis as services are provided throughout the contract. For these contracts, the Company generally uses a method that measures the extent of progress towards completion of the performance obligation, principally using a cost incurred input method. Under this method, revenue is recognized based on the proportion of total costs incurred to estimated total costs-at-completion. Anticipated losses on cost-share contracts are recognized in accordance with ASC 605-35 when total estimated costs are expected to exceed consideration.

In the case of a contract for which the total estimated costs is expected to exceed the total estimated revenue, a loss arises, and a provision for the entire loss is recorded in the period that it becomes evident. The unrecoverable costs on a loss contract that are expected to be incurred are recorded as expense in cost of revenue in the consolidated statements of operations and a provision is recorded in contract loss provision in the consolidated balance sheets. As costs related to the loss contract are incurred, the contract loss provision in the consolidated balance sheets is reduced. The Company recorded net losses related to contracts with customers of $1,451 and $6,347 for the years ended December 31, 2025 and 2024, respectively.

Contract Assets and Liabilities

The timing of revenue recognition, customer billings and cash collections for each contract results in a net contract asset or deferred revenue liability at the end of each reporting period.

Contract assets consist of unbilled receivables, which is the amount of revenue recognized that exceeds the amount billed to the customer. Contract liabilities consist of deferred revenue, which represents cash advances received prior to performance for programs and billings in excess of revenue recognized.

Cost of Revenue

Cost of revenue primarily includes salaries, stock-based compensation expense, and benefits for personnel involved in performing operations, and professional services, as well as subcontractor expenses, field-service representatives, hardware costs, travel costs, allocated overhead, and other direct costs. Cost of revenue also includes provisions for loss contracts.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Research and Development Costs

Research and development expenses consist primarily of personnel-related costs for the Company’s development team, including salaries, benefits, bonuses, stock-based compensation expenses and allocated overhead costs. Research and development expenses also include contractor or professional service fees and software services dedicated for use by the Company’s research and development organization.

The Company will enter into research and development agreements with third-parties where the Company will be paid for research and development activities. The amounts received under these agreements are recorded as a reduction to research and development expense in the consolidated statements of operations. The Company recorded $450 and $0 as a reduction to research and development expense during the years ended December 31, 2025 and 2024, respectively.

Sales and Marketing Costs

Sales and marketing expenses consist primarily of personnel-related costs for the Company’s sales and marketing staff, including salaries, benefits, bonuses, commissions, stock-based compensation, and allocated overhead costs. Sales and marketing expenses also include advertising costs and other expenses associated with the Company’s marketing and business development programs.

Advertising Costs

The Company expenses advertising costs as incurred. During the years ended December 31, 2025 and 2024, the Company incurred advertising expense in the amounts of $1,238 and $1,328, respectively.

General and Administrative Costs

General and administrative expenses consist of personnel-related costs associated with the Company’s finance, legal, human resources and administrative personnel, including salaries, benefits, bonuses, stock-based compensation and allocated overhead costs. General and administrative expenses also include external legal, accounting, professional services fees, software services dedicated for use by the Company’s general and administrative functions, insurance, and other corporate expenses.

Stock-Based Compensation

The Company recognizes stock-based compensation on awards granted under the Merlin Labs 2018 Equity Incentive Plan (“the Plan”). These awards include incentive stock options (“ISOs”) granted to employees as well as nonqualified stock options (“NSOs”) or restricted stock awards (“RSUs”) granted to directors, consultants, employees, and officers of the Company. In addition to the Plan, the Company has historically issued common stock warrants to a vendor as compensation for services provided to the Company.

Stock-based compensation expense is recorded for awards issued to employees and nonemployees using the fair value method with a corresponding increase in additional paid-in capital in the consolidated balance sheets. The Company recognizes forfeitures as they occur.

Under the Plan, these awards generally vest over a four-year period, subject to the terms set forth in individual grant agreements and the discretion of the Plan administrator. Stock-based compensation awards are measured at the grant date fair value with compensation expense recognized on a straight-line basis over the requisite vesting period of the award.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Capitalized Transaction Costs

Capitalized transaction costs primarily consist of legal and accounting costs incurred that are direct and incremental to the Company’s planned Merger. Upon the completion of the planned Merger, capitalized transaction costs will be netted against the proceeds from the Merger and recorded as an offset to stockholders’ deficit. During the year ended December 31, 2025, the Company capitalized $7,562 of transaction costs in capitalized transaction costs on the consolidated balance sheets. In the event the planned Merger is terminated, the capitalized transaction costs will be expensed.

Income Taxes

The Company estimates its current tax expense together with assessing temporary differences resulting from differing treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on the Company’s consolidated balance sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company’s consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, the realization of the Company’s deferred tax assets is dependent on future taxable income against which these deductions, losses, and credits can be utilized.

The Company evaluates the realizability of its deferred tax assets on an annual basis. The Company records a valuation allowance when, based on the weight of available evidence, it expects future taxable income is not likely to support the use of a deduction or credit in that jurisdiction. If certain factors change and the Company determines that the deferred tax assets are realizable at a more-likely-than not level, it will adjust the valuation allowance in the period the determination is made. Changes in the valuation allowance, when recorded, would be included in the Company’s consolidated statements of operations. Management’s judgment is required in determining the Company’s valuation allowance recorded against its net deferred tax assets.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to uncertain tax positions, if any, in its provision for income taxes. No such interest or penalties were recognized during the periods presented and the Company had no accruals for interest and penalties as of December 31, 2025 and 2024. The Company is subject to the Global Intangible Low Taxed Income (“GILTI”) tax in the U.S. and has elected to treat taxes on future GILTI inclusions as current period expense if and when incurred.

Net Loss per Share

The Company calculates basic and diluted net loss per share using the two-class method. Under the two-class method, earnings are allocated to common stock and participating securities according to their participation rights in dividends and undistributed earnings. The Company’s net loss is fully attributable to its common stockholders for the periods presented.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Diluted earnings per share attributable to common stockholders adjusts basic earnings (loss) per share for the potentially dilutive impact of redeemable convertible preferred stock, restricted stock, stock options, common stock warrants, preferred stock warrants, and debt conversion features. As the Company has reported losses for all periods presented and all potentially dilutive securities are anti-dilutive, basic net loss per share equaled diluted net loss per share.

Determination of Fair Value of Common Stock

Since there has been no public market for our common stock, the estimated fair value of our common stock has been determined by the Board of Directors through the use of an annual valuation report prepared by an independent third-party specialist, supplemented by the Board’s and management’s assessments of any material changes between the valuation date and the date of each option grant approval.

The Company uses a hybrid method that is a combination of the probability-weighted expected return and option-pricing method when determining the fair value of the common stock. The hybrid method incorporates the weighted probability of multiple liquidity scenarios based on the probability of the scenario’s occurrence, while also utilizing the option-pricing method to estimate the allocation of value in one or more of the scenarios. Key inputs include volatility, a discount rate, a discount for lack of marketability, and the liquidity event scenario probability.

In addition to considering the results of the independent third-party valuations, our Board of Directors considers various objective and subjective factors when determining if the fair value of the common stock has changed between the valuation date and grant date including actual operating performance and financial results, current business conditions and projections, the market performance of comparable publicly traded companies, and the U.S. and global capital market conditions and may adjust the valuation accordingly.

Foreign Currency

The Company’s foreign operations related to MLNL are remeasured from New Zealand Dollars (“NZD”) into U.S. dollars. The remeasurement is based on the determination that the U.S. dollar is the functional currency of MLNL. Monetary assets and liabilities of MLNL’s foreign operations are remeasured into U.S. dollars at year-end exchange rates and nonmonetary assets, liabilities and equity accounts are remeasured using historical exchange rates. Income statement accounts are remeasured at the weighted average exchange rate prevailing during the year. During the years ended December 31, 2025 and 2024, the Company recognized foreign currency exchange losses of $281 and $197, respectively.

Recently Adopted Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options and Derivatives and Hedging — Contracts in Entity’s Own Equity, which simplifies the accounting for convertible instruments. We adopted this standard effective on January 1, 2024, the beginning of the fiscal year ended December 31, 2024, and adoption did not have a material effect on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (“Topic 280”): Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an annual and interim basis. This standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The Company adopted the guidance during the year ended December 31, 2024, and applied it retrospectively to the periods presented. Refer to Note 15. Segment and Geographic Information for more information.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

In December 2023, the FASB issued ASU 2023-09, Income Taxes — Improvements to Income Tax Disclosures, requiring enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024 on a prospective basis and retrospective application is permitted. The Company adopted the guidance during the year ended December 31, 2025 on a prospective basis. Refer to Note 13. Income Taxes for more information.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures, which requires the disclosure of additional information about specific expense categories in the notes to the consolidated financial statements on an annual and interim basis. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 on either a prospective or retrospective basis, with early adoption permitted. The Company is currently evaluating the impacts of the new standard on its consolidated financial statements.

3. Revenue Recognition from Contracts with Customers

Disaggregation of Revenue

The Company disaggregates revenues by customer-type. These categories represent how the nature, timing and uncertainty of revenues and cash flows are affected.

Disaggregated revenues by customer-type were as follows:

	Year Ended December 31,
	2025	2024
U.S. government agencies	$7,342	$1,145
Commercial and non-U.S. government customers	209	84
Total	$7,551	$1,229

Revenues from New Zealand during the twelve months ended December 31, 2025 and 2024 amounted to $209 and $84, respectively.

No revenue recognized during the years ended December 31, 2025 and 2024 was related to performance obligations satisfied in prior periods.

Remaining performance obligations

As of December 31, 2025, the aggregate amount of the transaction price allocated to the remaining performance obligations was $7,469, all of which will be recognized over the next 12 months. Although remaining performance obligations reflect business that is considered to be legally binding, cancellations, deferrals, or scope adjustments may occur. Any known project cancellations, revisions to project scope and cost, foreign currency exchange fluctuations, and project deferrals are reflected or excluded in the remaining performance obligation balance, as appropriate.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

3. Revenue Recognition from Contracts with Customers (cont.)

Contract balances

The following table presents contract balances:

	As of December, 31
	2025	2024	2023
Accounts receivable, net	$368	$536	$21
Unbilled receivables	$1,570	$—	$—
Deferred revenue	$—	$112	$—
Contract loss provision	$4,173	$5,166	$—

Revenue recognized during the year ended December 31, 2025 from amounts included in deferred revenue at the beginning of the period was $112. There was no revenue recognized during the year ended December 31, 2024 from amounts included in deferred revenue at the beginning of the period. The increase in unbilled receivables from December 31, 2024 to December 31, 2025 represents revenue earned and recognized during year ended December 31, 2025 for which the Company has not invoiced the customer as of December 31, 2025.

4. Fair Value Measurements

The following table presents assets and liabilities measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation as follows:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market mutual funds	$56,695	$—	$—	$56,695
Total Assets	$56,695	$—	$—	$56,695
Liabilities:
Current liabilities:
2024 LSA Loans, current portion	$—	$—	$19,175	$19,175
Convertible promissory notes	—	—	29,107	29,107
Non-current liabilities:
2024 LSA Loans, non-current portion	—	—	12,207	12,207
Warrant liabilities	—	—	76,766	76,766
Total Liabilities	$—	$—	$137,255	$137,255
	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market mutual funds	$29,773	$—	$—	$29,773
Total Assets	$29,773	$—	$—	$29,773
Liabilities:
Warrant liabilities	$—	$—	$3,586	$3,586
Total Liabilities	$—	$—	$3,586	$3,586

Fair value measurements for cash equivalents are based on quoted market prices in active markets. There have been no changes in the fair value methodologies used for the years ended December 31, 2025 and 2024.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

4. Fair Value Measurements (cont.)

For all periods prior to December 31, 2024, fair value measurements for preferred stock warrant liabilities were estimated using an option pricing approach embedded within a Monte Carlo simulation using Level 3 inputs. The Monte Carlo simulation simulates the Company’s equity value from each respective valuation date to the expected financing event date, incorporating breakpoints at which various equity classes participate in distributions.

The following relevant assumptions were used in determining the fair value of the preferred stock warrant liabilities (refer to Note 9. Warrants) as of December 31, 2024:

December 31, 2024
Equity value	$309,613
Expected financing amount	$100,000
Expected financing date	5/31/2025
Expected liquidity event	12/31/2026
Equity volatility	50.0 – 60.0%
Risk-free rate	4.20 – 4.24%

For all periods after December 31, 2024, and in contemplation of the anticipated Merger, fair value measurements for warrant liabilities and convertible promissory notes (refer to Note 8. Debt and Note 9. Warrants) were estimated using a probability-weighted expected return method, considering scenarios in which the Merger does or does not occur. In all scenarios, the fair value of Pre-PIPE Bridge and Pre-Funded PIPE Notes and Warrants were determined by calibrating the aggregate fair value of instruments issued, as implied by the probability-weighted expected return method, to the proceeds received in each issuance therefrom in accordance with ASC 825, resulting in a calibrated discount rate of 500.0%.

In the scenario in which the Merger does not occur, the fair value of the 2019 LSA Warrants, 2021 LSA Warrants, and 2024 LSA Warrants were estimated using an option pricing approach embedded within a Monte Carlo simulation. The Monte Carlo simulation simulates the Company’s equity value from each respective valuation date to the expected financing event date, incorporating breakpoints at which various equity classes participate in distributions. In the scenario in which the Merger occurs, the fair value of the 2019 LSA Warrants, 2021 LSA Warrants, and 2024 LSA Warrants were estimated using a common stock equivalent method which incorporates the expected capital structure and distribution of proceeds in a public company context and allocated value among the Company’s equity classes assuming the Company successfully completes the Merger.

In both scenarios, the fair value of the 2024 LSA Amendment Warrants were estimated using a discounted cash flow method, calculating the present value of future cash flows based on the contractual terms thereof at the calibrated discount rate.

In both scenarios, the fair value of the Pre-PIPE Bridge Notes and Pre-Funded PIPE Notes were estimated using a discounted cash flow method, calculating the present value of future cash flows based on the contractual terms of such instruments at the calibrated discount rate.

In the scenario in which the Merger does not occur, the fair value of the Pre-PIPE Bridge Warrants and Pre-Funded PIPE Warrants were estimated using an option pricing approach embedded within a lattice model. The lattice model simulates the Company’s equity value from each respective valuation date to the expected financing event date, incorporating breakpoints at which various equity classes participate in distributions. In the scenario in which the Merger occurs, the fair value of the Pre-PIPE Bridge Warrants and Pre-Funded PIPE Warrants were estimated using the Black-Scholes option pricing formula.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

4. Fair Value Measurements (cont.)

The following relevant assumptions were used in determining the fair value of the warrant liabilities and convertible promissory notes as of December 31, 2025:

December 31, 2025
Non-Merger scenario – Equity value	$647,000
Non-Merger scenario – Expected financing amount	$150,000
Non-Merger scenario – Expected financing date	6/30/2026
Non-Merger scenario – Expected liquidity event	9/30/2028
Non-Merger scenario – Equity volatility	60.0% – 75.0%
Merger scenario – Expected Merger date	3/31/2026
Merger scenario – Stock price	$10.72
Merger scenario – Equity volatility	70.0%
Calibrated discount rate	500.0%
Risk-free rate	3.44% – 4.78%

Fair value measurements for the 2024 LSA Loans (refer to Note 8. Debt) were estimated using a discounted cash flow method and a lattice model. The lattice model was used to estimate the fair value measurement impact of various share- and cash-settled redemption features which only apply to a portion of the outstanding principal amount of 2024 LSA Loans and the discounted cash flow method was used to estimate the fair value measurement impact of the principal amount of 2024 LSA Loans not subject to such redemption features.

The following relevant assumptions were used in determining the fair value of the 2024 LSA Loans as of December 31, 2025:

December 31, 2025
Fair value of Series B Prime redeemable convertible preferred stock	$29.39
Equity volatility	75.0%
Credit rating	CCC-
Discount rate	19.7%

The Company’s fair value measurement activity, using unobservable inputs and associated unrealized losses (gains) with respect to warrant liabilities outstanding during the years ended December 31, 2025 and 2024 were as follows:

Amount
Fair value as of December 31, 2023	$2,825
Issuance of warrants	496
Change in fair value of warrants	265
Fair value as of December 31, 2024	$3,586
Issuance of warrants	72,592
Exchange of warrants	(1,769)
Change in fair value of warrants	2,357
Fair value as of December 31, 2025	$76,766

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

4. Fair Value Measurements (cont.)

The Company’s fair value measurement activity, using unobservable inputs and associated unrealized losses (gains) with respect to convertible promissory notes outstanding during the year ended December 31, 2025 were as follows:

Amount
Fair value as of December 31, 2024	$—
Issuance of convertible promissory notes	21,544
Change in fair value of convertible promissory notes	7,563
Fair value as of December 31, 2025	$29,107

The Company’s fair value measurement activity, using unobservable inputs and associated unrealized losses (gains) with respect to 2024 LSA Loans outstanding during the year ended December 31, 2025 were as follows:

Amount
Fair value as of December 31, 2024	$—
Recognition at fair value at extinguishment date	31,549
Non-cash change in fair value of 2024 LSA Loans	(166)
Fair value as of December 31, 2025	$31,383

5. Target Bridge Notes

On June 7, 2024, the Company and a third party target entity executed a term sheet which established the general terms of a potential acquisition of the target by the Company, including the establishment of a binding 60-day exclusivity period during which period the target was prohibited from negotiating, discussing, or entering into any other alternative transaction. In connection with the signing of the term sheet and to finance the target’s ongoing operations prior to the consummation of the potential acquisition, the Company extended a bridge financing facility with an aggregate commitment amount of $3,000 to the target.

Between June 2024 and July 2024, the Company originated $2,250 of aggregate principal amount of bridge notes to the target (“Target Bridge Notes”). The Target Bridge Notes accrued interest at a rate equal to the higher of (a) 6.0% and (b) the then-current Applicable Federal Rate. The Target Bridge Notes were scheduled to mature upon the earlier of (a) 30 days following the end of the exclusivity period and (b) the closing of the proposed acquisition. At the maturity thereof, the Target Bridge Notes would be settled as a dollar-for-dollar reduction in the closing purchase price in the proposed acquisition. Additionally, if the proposed acquisition did not close, the Target Bridge Notes remained outstanding, and the target consummated any sale or other exit event, the Company would be entitled to receive two times the sum of Target Bridge Notes principal amount outstanding plus accrued unpaid interest thereon.

On July 31, 2024, the target notified the Company that it was no longer pursuing an acquisition by the Company. In August 2024, the Company became aware that the former target violated the binding terms outlined in the term sheet and other agreements entered into therefrom. As a result, the former target repaid the outstanding principal amount of Target Bridge Notes of $2,250, plus accrued interest thereon, on September 3, 2024. The Company did not pursue litigation against the former target and did not receive any termination fees or penalty payments in connection with the breach of terms.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

6. Property and Equipment

Property and equipment consisted of the following:

	As of December 31,
	2025	2024
Aircraft equipment	$6,166	$6,194
Aircraft	4,728	4,681
Computer equipment	528	515
Leasehold improvements	425	394
Office furniture & equipment	349	315
Motor vehicles	85	85
Total property and equipment	12,281	12,184
Less: Accumulated depreciation	5,173	3,595
Total property and equipment, net	$7,108	$8,589

Depreciation expense for the years ended December 31, 2025 and 2024 amounted to $1,582 and $1,466, respectively.

7. Leases

The Company leases office space, aircraft, and airport hangar space under noncancelable operating lease agreements, which require escalating monthly rental payments plus related operating costs and expire on various dates through 2033. These leases contain no provisions for renewal other than a certain New Zealand lease, which contains one renewal option for five years. The Company is not reasonably certain to elect the renewal option and has excluded it in the related right-of-use (“ROU”) asset.

Operating lease right-of-use assets, net and lease liabilities were as follows:

	As of December 31,
	2025	2024
Right-of-use assets, net:
Total Operating leases	$979	$1,348

Lease liabilities:
Current	657	709
Long-term	331	653
Total lease liabilities	$988	$1,362

The components of lease expense for the years ended were as follows:

	Year Ended December 31,
Component	2025	2024
Operating lease expense	$898	$717
Short-term lease expense	131	264
Variable lease expense	7	20
Total lease expense	$1,036	$1,001

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

7. Leases (cont.)

The weighted average remaining lease term and discount rate for operating leases were as follows:

	As of December 31,
	2025	2024
Weighted average remaining lease term (in years)	3.17	3.30
Weighted average discount rate	13.21%	12.40%

Future minimum operating lease payments as of December 31, 2025 are as follows:

Years ending December 31:	Amount
2026	$736
2027	79
2028	79
2029	79
2030	79
Thereafter	172
Total future minimum lease payments	1,224
Less present value discount	236
Present value of lease liabilities	988
Less current portion	657
Long-term portion	$331

On September 4, 2025, the Company entered into a lease agreement that has not commenced for hangar and corporate office space in Bedford, MA and thus no right-of-use asset or lease liability has been recorded. When the lease commences the lease arrangement will have estimated total future payments of approximately $34,247 through September 2035. The lease is expected to commence in 2027. Also on September 4, 2025, the Company entered into a side letter agreement with the landlord permitting the Company to install a temporary airplane hangar on land subject to the lease agreement until the subject premises are made available. As of December 31, 2025, the premises and the land for the temporary hangar have not yet been made available to the Company.

8. Debt

2021 LSA

During September 2021, the Company entered into a loan and security agreement (“2021 LSA”) with the lender thereto which provided for term loan commitments with a maximum potential borrowing amount of $10,000. The aggregate commitments under the 2021 LSA included (a) a term loan facility in an aggregate principal amount of $3,000 (the “2021 LSA First Tranche”), (b) a delayed draw term loan facility in an aggregate principal amount of $1,000 (the “2021 LSA Second Tranche”), and (c) the lender’s commitment to reserve $6,000 for future funding of loans (the “2021 LSA Reserve”). Pursuant to the terms of the 2021 LSA, term loans under 2021 LSA First Tranche were required to be drawn down within five business days following the execution of the 2021 LSA. As a condition precedent to issue term loans under the 2021 LSA Second Tranche, the Company was required to achieve certain operational milestones and the 2021 LSA Second Tranche expired unused in March 2022. Further, the Company had no enforceable right to issue term loans under the 2021 LSA Reserve as any binding commitment thereto was subject to the Company and lender agreeing to enter into a binding commitment to provide funding following the Company’s next equity financing round. No amounts were drawn under the 2021 LSA Reserve. In connection with the execution of the 2021 LSA, the Company issued the lender thereunder warrants to purchase the Company’s redeemable convertible preferred stock (refer to Note 9. Warrants for further information).

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

8. Debt (cont.)

During September 2021, the Company entered into a term loan in an aggregate principal amount of $3,000 under the 2021 LSA First Tranche (“2021 LSA Loan”). The 2021 LSA Loan bore interest at 11% per annum. Pursuant to the terms of the 2021 LSA, the Company was required to make interest-only payments through June 2022, and subsequently, the aggregate principal amount of the 2021 LSA Loan was amortized and paid down in equal monthly installments, together with interest thereon, over the following by 36 months until the final maturity of the 2021 LSA Loan on July 1, 2025. All outstanding principal, plus interest accrued thereon, was repaid in accordance with the contractual terms of the 2021 LSA in July 2025.

In connection with the 2021 LSA and issuance of the 2021 LSA Loan, the Company incurred $29 in debt issuance costs and a debt discount of $74. Deferred financing costs related to the 2021 LSA Loan of $103 were amortized to interest expense over the life of the 2021 LSA Loan using the effective interest method. The effective interest rate of the 2021 LSA Loan was 12.6%.

All warrants to purchase the Company’s redeemable convertible preferred stock remain outstanding as of December 31, 2025.

New Zealand Provincial Growth Fund (“PGF”) Loan

In July 2022, MLNL entered into a loan agreement (“2022 PGF Agreement”) with the New Zealand Ministry of Business, Innovation and Employment (“Ministry”), securing a convertible loan commitment in an aggregate principal amount of NZD 1,000 ($660 USD at issuance). Under this agreement, MLNL received NZD 1,000 ($660 USD at issuance) in aggregate principal amount of convertible debt, referred to as the “2022 PGF Loan”. The 2022 PGF Loan bears interest at a fixed rate of 7.47%. Pursuant to the terms of the 2022 PGF Agreement, interest accrued on the 2022 PGF Loan prior to the third anniversary of the issuance thereof shall be paid in-kind on each anniversary of the issuance date. On each subsequent anniversary date until the maturity date of July 21, 2032, the Company shall make annual payments comprised of (a) equal amortizing payments of 2022 PGF Loan principal and (b) interest accrued during the anniversary year. All amounts due but not yet paid, including all interest paid in-kind, shall become payable on the maturity date.

The 2022 PGF Loan is collateralized by a security interest in certain assets of the Company and is subject to certain customary covenants, with which the Company was in compliance as of December 31, 2025.

MLNL has optional redemption rights of the 2022 PGF Loan. Additionally, the repayment of principal and accrued interest of the 2022 PGF Loan may be accelerated upon the occurrence of certain events, including events of default and receipt of insurance proceeds related to the operating assets of MLNL.Upon the occurrence of a qualifying equity financing round of the Company, the Ministry retains the right to convert the unpaid principal amount, together with unpaid interest thereon, into shares of common stock of the Company at a 15.0% discount to the issuance price of the Company’s equity in the financing round.

The Company did not incur any debt issuance costs in connection with the 2022 PGF Agreement. The Company accounts for the 2022 PGF Loan using the effective interest method. The effective interest rate of the 2022 PGF Loan is 7.5%.

As of December 31, 2025 and 2024, the fair value of the PGF Loan was $640 and $677, respectively. The fair value of the 2022 PGF Loan was estimated using Level 3 inputs in a discounted cash flow model.

2024 LSA

On February 22, 2024, the Company entered into a loan and security agreement (“2024 LSA”) with the lender thereto, which provided for delayed draw term loan commitments in an aggregate principal amount of $35,000. The aggregate commitments under the 2024 LSA included (a) a delayed draw term loan facility in an aggregate principal amount of $12,500 (the “2024 LSA First Tranche”), (b) a delayed draw term loan tranche in an aggregate principal amount of $12,500 (the “2024 LSA Second Tranche”), and (c) a delayed draw term loan facility tranche in an aggregate

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

8. Debt (cont.)

principal amount of $10,000 (the “2024 LSA Third Tranche”). As a condition precedent to issue term loans under the 2024 LSA Third Tranche, the Company achieved certain operational milestones as defined in the 2024 LSA. In connection with the entrance into the 2024 LSA, the Company issued the lender thereto warrants to purchase the Company’s redeemable convertible preferred stock (refer to Note 9. Warrants for further information).

On May 28, 2024, August 30, 2024, and October 23, 2024, the Company entered into term loans under the 2024 LSA First, Second, and Third Tranches, in aggregate principal amounts of $12,500, $12,500, and $10,000, respectively (collectively, the “2024 LSA Loans”). The 2024 LSA Loans accrue interest at a fixed rate per annum, compounded monthly, equal to the Prime Rate as of the issuance date thereof plus 5.0%. In addition to the fixed cash interest, the outstanding principal balance of the 2024 LSA Loans accrues interest paid in-kind at 1.5% per annum, compounded monthly. Inclusive of both cash interest and interest paid in-kind, the total nominal interest rate of the 2024 LSA Loans issued under the 2024 LSA First, Second, and Third Tranches was 15%.

Prior to the 2024 LSA Amendment (as defined below), the Company was required to make interest-only payments at the cash interest rate through February 2025, and subsequently, the aggregate principal amount of the 2024 LSA Loans would be amortized and paid down in equal monthly installments, together with cash interest thereon, over the following 24 months until final maturity on January 31, 2027. On the maturity date, all unpaid principal of 2024 LSA Loans, together with cash interest and all interest paid-in kind, was set to become due and payable.

In connection with the 2024 LSA, the Company recorded a debt discount of $622, related to the payment of lender fees and the issuance of preferred stock warrant liabilities which was amortized to interest expense over the life of the 2024 LSA Loans using the effective interest method. The effective interest rates of the 2024 LSA Loans for the First, Second, and Third Tranches was 14.5%, 14.7%, and 14.9%, respectively.

On July 1, 2025, the Company and the lender thereto entered into an amendment to the 2024 LSA (“2024 LSA Amendment”). Pursuant to the 2024 LSA Amendment, the maturity date of the 2024 LSA Loans was extended to June 1, 2027, with amortizing principal payments beginning on January 1, 2026 and continuing until the final maturity date. No other terms of the 2024 LSA Loans were modified pursuant to the 2024 LSA Amendment. In connection with the 2024 LSA Amendment and to induce the lender into making such amendment, the Company issued warrants to purchase the Company’s redeemable convertible preferred stock with a fair value of $759 (“2024 LSA Amendment Warrants,” refer to Note 9. Warrants).

The 2024 LSA Amendment was accounted for as an extinguishment under ASC 470-50, Modifications and Extinguishments, and accordingly, the Company recognized a loss on extinguishment of long-term debt of $2,157 which is comprised of the fair value of the 2024 LSA Amendment Warrants issued and the difference between the fair value of the amended 2024 LSA Loans and the existing carrying amount of the 2024 LSA Loans. In accordance with ASC 825 and following the 2024 LSA Amendment, the Company elected to account for the 2024 LSA Loans under the fair value option. The Company elected to record the 2024 LSA Loans under the fair value option to simplify the recordkeeping on an ongoing basis.

The Company has optional redemption rights of the 2024 LSA Loans, subject to an in-kind interest make whole premium plus a prepayment premium of 100% of future foregone cash interest payments, which reduces to 85% and 75% after December 31, 2025 and December 31, 2026, respectively. Additionally, the repayment of principal and accrued interest of the 2024 LSA Loans may be accelerated upon the occurrence of certain events, including events of default. The lender also retains the right to convert up to $5,000 of the outstanding loan balance into shares of the Company’s Series B Prime redeemable convertible preferred stock at any time through June 30, 2027 (the “2024 LSA Conversion Feature”).

Borrowings under the 2024 LSA are collateralized by substantially all of the Company’s assets and are subject to certain customary covenants, with which the Company was in compliance as of December 31, 2025.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

8. Debt (cont.)

Pre-PIPE Bridge

On July 2, 2025, the Company entered into a convertible note purchase agreement (“Pre-PIPE Bridge Agreement”) with the purchasers thereto, pursuant to which the Company may issue up to $23,445 in aggregate principal amount of unsecured convertible promissory notes (“Pre-PIPE Bridge Notes”). Additionally, pursuant to the Pre-PIPE Bridge Agreement, the Company issued common stock warrants (“Pre-PIPE Bridge Warrants”) to the purchasers thereto and, accordingly, the proceeds received in connection with each issuance were allocated between the Pre-PIPE Bridge Notes and Warrants (refer to Note 9. Warrants).

The Company entered into a series of Pre-PIPE Bridge Notes in an aggregate principal amount of $23,445 between July and August 2025. The Company accounts for the Pre-PIPE Bridge Notes under the fair value option and, accordingly, all issuance costs incurred in connection with the entrance into the Pre-PIPE Bridge Agreement and the issuance of Pre-PIPE Bridge Notes thereunder were expensed as incurred. The purchase price received by the Company for the first closing of the Pre-PIPE Bridge approximated the aggregate fair value of the Pre-PIPE Bridge Notes and Warrants issued and, therefore, no gain or loss on issuance was recognized. The purchase price received by the Company for the second closing of the Pre-PIPE Bridge was below the aggregate fair value of the Pre-PIPE Bridge Notes and Warrants issued and, therefore, the Company recognized a loss of $585 as a component of loss on issuance of financial instruments in the consolidated statements of operations. The Company elected to record the Pre-PIPE Bridge Notes under the fair value option based on the short-term maturity of the Pre-PIPE Bridge Notes.

Prior to the Pre-PIPE Bridge Amendment (as defined below), the Pre-PIPE Bridge Notes accrued interest at a fixed rate of 12.0% per annum, compounded annually. All principal and accrued interest thereon was set to become due and payable upon demand by the purchasers thereof on or after July 2, 2026, unless earlier converted or repaid.

On August 13, 2025, and in connection with the Pre-Funded PIPE transaction (as defined below), the Company and the holders of the Pre-PIPE Bridge Notes amended the terms of the Pre-PIPE Bridge Notes to more closely align with those of the Pre-Funded PIPE Notes (“Pre-PIPE Bridge Amendment”). As the Pre-PIPE Bridge Notes are accounted for under the fair value option, all amendment costs were expensed as incurred.

Following the Pre-PIPE Bridge Amendment, the Pre-PIPE Bridge Notes accrue interest at 12.0% per annum, compounded semi-annually, until the principal amount of Pre-PIPE Bridge Notes and all interest accrued thereon is repaid or converted. The Pre-PIPE Bridge Amendment did not change the maturity date of the Pre-PIPE Bridge Notes. At the maturity date thereof, the principal amount of Pre-PIPE Bridge Notes and all accrued unpaid interest thereon shall be due and payable on demand or converted, at the holders’ discretion, into a new senior series of the Company’s redeemable convertible preferred stock at a conversion price per share of $23.3634, subject to certain customary adjustments.

Pursuant to the Pre-PIPE Bridge Amendment, on the day prior to the closing of the Merger, the unpaid principal amount of Pre-PIPE Bridge Notes, together with accrued unpaid interest thereon, shall automatically convert into shares of 12.0% Series A cumulative convertible preferred stock of the SPAC (“PubCo Series A”) at a conversion price of $10.20, which represents a 15% discount to the original issue price of such PubCo Series A shares.

In the event that the BCA is terminated without the Merger having closed, and the Company effectuates a Qualified Financing (as defined in the Pre-PIPE Bridge Amendment) prior to repayment or conversion of the Pre-PIPE Bridge Notes, the unpaid principal amount of Pre-PIPE Bridge Notes, together with accrued unpaid interest thereon, shall automatically convert into shares of capital stock of the Company sold in such Qualified Financing at a conversion price equal to 85% of the lowest price paid in cash by the purchasers thereof in the Qualified Financing.

In the event that the BCA is terminated without the Merger having closed, and the Company effectuates a Change of Control (as defined in the Pre-PIPE Bridge Amendment), the unpaid principal amount of Pre-PIPE Bridge Notes, together with accrued unpaid interest thereon, shall automatically convert into shares of common stock of the Company immediately prior to the Change of Control. As an alternative to conversion into common stock, the Company retains the option to either (i) deem the outstanding Pre-PIPE Bridge Notes as converted, entitling the

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

8. Debt (cont.)

holders thereof to receive the consideration it would have otherwise received as a common stockholder in the Change of Control or (ii) redeem the Pre-PIPE Bridge Notes in an amount equal to two times the outstanding principal amount thereof, plus accrued unpaid interest thereon.

The Company does not retain any optional redemption rights with respect to the Pre-PIPE Bridge Notes. The Pre-PIPE Bridge Notes may be accelerated upon the occurrence of certain events, including events of default. The Pre-PIPE Bridge Notes are subordinated to the Company’s senior debt obligations under the 2024 LSA and are subject to customary covenants, with which the Company was in compliance as of December 31, 2025.

Pre-Funded PIPE

On August 13, 2025, the Company entered into a securities purchase agreement (“Pre-Funded PIPE Agreement”) with the purchasers thereto, pursuant to which the Company agreed to sell, and the purchasers agreed to purchase, unsecured convertible promissory notes and common stock warrants (refer to Note 9. Warrants).

Pursuant to the Pre-Funded PIPE Agreement, the Company issued $64,706 in aggregate principal amount of unsecured convertible promissory notes (“Pre-Funded PIPE Notes”) and common stock warrants (“Pre-Funded PIPE Warrants”) for total proceeds of $55,000 which were allocated between the Pre-Funded PIPE Notes and Warrants. The Company accounts for the Pre-Funded PIPE Notes under the fair value option and, accordingly, all issuance costs incurred in connection with the entrance into the Pre-Funded PIPE Agreement and the issuance of Pre-Funded PIPE Notes thereunder were expensed as incurred. The purchase price received by the Company approximated the aggregate fair value of the Pre-Funded PIPE Notes and Warrants issued and, therefore, no gain or loss on issuance was recognized. The Company elected to record the Pre-Funded PIPE Notes under the fair value option based on the short-term maturity of the Pre-Funded PIPE Notes.

Additionally, the Pre-Funded PIPE Agreement contains a provision that provides a purchaser thereunder, who is an affiliate of the SPAC, the right (“Purchaser Right”) to require the Company to issue and sell up to approximately $29,412 in aggregate principal amount of additional Pre-Funded PIPE Notes and accompanying Pre-Funded PIPE Warrants (“Purchaser Right Notes”). The Purchaser Right was exercisable at any time prior to December 31, 2025 so long as the BCA is not terminated and expired unexercised on December 31, 2025. The Purchaser Right was a written call option accounted for initially and subsequently at fair value, with changes in fair value recognized in the consolidated statements of operations. The Purchaser Right had a de minimis fair value as of the execution of the Pre-Funded PIPE Agreement and had a de minimis fair value at its expiration on December 31, 2025.

On November 17, 2025, the Pre-Funded PIPE Agreement was amended to permit the issuance of incremental Pre-Funded PIPE Notes and Warrants under the original terms of the Pre-Funded PIPE Agreement (“Pre-Funded PIPE Amendment”). No terms of the issued and outstanding Pre-Funded PIPE Notes and Warrants were modified in connection with the Pre-Funded PIPE Amendment. On November 18, 2025 and pursuant to the Pre-Funded PIPE Amendment, the Company issued incremental Pre-Funded PIPE Notes to an existing holder of Pre-Funded PIPE securities in an aggregate principal amount of $10,893, together with accompanying Pre-Funded PIPE Warrants, for total proceeds of $9,259 which were allocated between the Pre-Funded PIPE Notes and Warrants. The Company accounts for the incremental Pre-Funded PIPE Notes under the fair value option and, accordingly, all amendment costs were expensed as incurred. The purchase price received by the Company approximated the aggregate fair value of the Pre-Funded PIPE Notes and Warrants issued and, therefore, no gain or loss on issuance was recognized. The Company elected to record the incremental Pre-Funded PIPE Notes under the fair value option based on the short-term maturity of the Pre-Funded PIPE Notes.

The Pre-Funded PIPE Notes accrue interest at a fixed rate of 12.0% per annum, compounded semi-annually, until the principal amount of Pre-Funded PIPE Notes and all interest accrued thereon is repaid or converted. The Pre-Funded PIPE Notes are scheduled to mature on August 13, 2026. At the maturity date thereof, the principal

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

8. Debt (cont.)

amount of Pre-Funded PIPE Notes and all accrued unpaid interest thereon shall be due and payable on demand or converted, at the holders’ discretion, into a new senior series of the Company’s redeemable convertible preferred stock at a conversion price per share of $27.4863.

On the day prior to the closing of the Merger, the unpaid principal amount of Pre-Funded PIPE Notes, together with accrued unpaid interest thereon, shall automatically convert into shares of PubCo Series A preferred stock at a conversion price of $12.00, which represents the original issue price of such PubCo Series A shares.

In the event that the BCA is terminated without the Merger having closed, and the Company effectuates a Qualified Financing (as defined in the Pre-Funded PIPE Agreement) prior to repayment or conversion of the Pre-Funded PIPE Notes, the unpaid principal amount of Pre-Funded PIPE Notes, together with accrued unpaid interest thereon, shall, at the holders’ option, convert into shares of capital stock of the Company sold in such Qualified Financing at a conversion price equal to the lowest price paid in cash by the purchasers thereof in the Qualified Financing.

In the event that the BCA is terminated without the Merger having closed, and the Company effectuates a Change of Control (as defined in the Pre-Funded PIPE Agreement), the unpaid principal amount of Pre-Funded PIPE Notes, together with accrued unpaid interest thereon, shall automatically convert into shares of common stock of the Company immediately prior to the Change of Control. As an alternative to conversion into common stock, the Company retains the option to either (i) deem the outstanding Pre-Funded PIPE Notes as converted, entitling the holders thereof to receive the consideration it would have otherwise received as a common stockholder in the Change of Control or (ii) redeem the Pre-Funded PIPE Notes in an amount equal to two times the outstanding principal amount thereof, plus accrued unpaid interest thereon.

The Company does not retain any optional redemption rights with respect to the Pre-Funded PIPE Notes. The Pre-Funded PIPE Notes may be accelerated upon the occurrence of certain events, including events of default. The Pre-Funded PIPE Notes are subordinated to the Company’s senior debt obligations under the 2024 LSA and are subject to customary covenants, with which the Company was in compliance as of December 31, 2025.

The following table summarizes the Company’s outstanding debt as of December 31, 2025:

	As of December 31,
	2025	2024
2021 LSA Loan	$—	$500
2022 PGF Loan	672	654
2024 LSA Loans	31,383	35,192
Total long-term debt	32,055	36,346
Less current maturities of long-term debt	19,271	14,157
Less unamortized deferred financing costs	—	516
Total long-term debt, net	$12,784	$21,673

Maturities of debt outstanding, in principal amounts, as of December 31, 2025 are as follows:

Year Ended December 31,	Amount
2026	$19,271
2027	10,708
2028	96
2029	96
2030	96
Thereafter	192
Total	$30,459

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

9. Warrants

The warrants issued in connection with the 2019 loan and security agreement (“LSA”), 2021 LSA, and 2024 LSA (the “2019 LSA Warrants”, “2021 LSA Warrants”, and “2024 LSA Warrants,” respectively) were determined to meet the criteria for liability classification pursuant to ASC 480 as the underlying warrant shares, the Company’s redeemable convertible preferred stock, are redeemable outside the control of the Company and are accordingly classified as mezzanine equity (refer to Note 10. Redeemable Convertible Preferred Stock and Stockholders’ Deficit for further information). The 2019 LSA Warrants, 2021 LSA Warrants, and 2024 LSA Warrants are therefore required to be initially and subsequently measured at fair value with changes in fair value presented in the consolidated statements of operations.

The 2024 LSA Amendment Warrants were determined to meet the criteria for liability classification pursuant to ASC 480 as the terms thereof permit the holder to exchange the 2024 LSA Amendment Warrants for instruments issued in any bridge financing occurring after the issuance date thereof, which includes the issuance of convertible debt instruments. The 2024 LSA Amendment Warrants are therefore required to be initially and subsequently measured at fair value with changes in fair value presented in the consolidated statements of operations.

The Pre-PIPE Bridge Warrants and Pre-Funded PIPE Warrants were determined to meet the criteria for liability classification pursuant to ASC 815 because certain settlement adjustments prevent them from meeting the fixed-for-fixed equity classification criteria. The Pre-PIPE Bridge Warrants and Pre-Funded PIPE Warrants are therefore required to be initially and subsequently measured at fair value with changes in fair value presented in the consolidated statements of operations.

In August 2025 and in accordance with the terms thereof, the holder of 2024 LSA Warrants elected to exchange all of the 2024 LSA Warrants with a fair value of $1,769 for Pre-PIPE Bridge Notes and accompanying Pre-PIPE Bridge Warrants with fair values of $1,131 and $3,957, respectively. The loss of $3,320 was recognized in loss on exchange of warrant liabilities in the consolidated statements of operations.

During the years ended December 31, 2025 and 2024, the Company recorded a loss on the change in fair value of warrant liabilities of $2,357 and $265, respectively. Refer to Note 4. Fair Value Measurements for further information.

As of December 31, 2025, the outstanding warrants to purchase the Company’s redeemable convertible preferred stock and common stock were as follows:

	Shares Underlying Warrants	Class of Underlying Warrant Shares	Exercise Price Per Share	Expiration Date
2019 LSA Warrants(1)	144,926	Series Seed Prime or Series A Prime	$1.035	January 31, 2030
2021 LSA Warrants	81,188	Series B Prime	$4.927	March 31, 2037
2024 LSA Amendment Warrants(2)	—	Series Next or Series Subsequent	$—	November 1, 2039
Pre-PIPE Bridge Warrants(3)	3,063,248	Common Stock	$12.000	—
Pre-Funded PIPE Warrants(3)	6,549,931	Common Stock	$12.000	—

____________

(1)      The number of shares underlying the 2019 LSA Warrants assumes that the holders choose to exercise their warrants into shares of Series Seed Prime redeemable convertible preferred stock, as this exercise scenario is most beneficial to the warrant holders.

(2)      The number of shares underlying the 2024 LSA Amendment Warrants and their exercise price per share cannot currently be determined because the warrants are not exercisable and remain contingent upon the pricing of the next round of preferred stock financing or any subsequent round.

(3)      The Pre-PIPE Bridge and Pre-Funded PIPE Warrants only become exercisable upon the termination of the BCA and expire on the fifth anniversary of the termination of the BCA.

All warrants issued by the Company may be exercised, at the holders’ option, via the delivery of cash or on a cashless basis.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

10. Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Common Stock

As of December 31, 2025, the Company has 44,705,861 shares of $0.0001 par value common stock authorized. The voting, dividend and liquidation rights of the common stockholders are subject to, and qualified by, the rights, powers and preferences of the preferred stockholders and as designated by resolution of the Board of Directors. The holders of the common stock are entitled to one vote for each share of common stock held.

As of December 31, 2025, 39,399,611 shares of common stock are reserved for the conversion of preferred stock and exercise of stock options and warrants.

Redeemable Convertible Preferred Stock

On July 2, 2025, and in connection with the Pre-PIPE Bridge Agreement, the Company entered into exchange agreements (“Exchange Agreements”) with the holders of the redeemable convertible preferred stock to effectuate a recapitalization of the Series Seed, Series A, Series A-1, Series B, and Series B-1 redeemable convertible preferred stock (collectively, “Legacy Preferred Stock”) into shares of Series Seed Prime, Series A Prime, Series A-1 Prime, Series B Prime, and Series B-1 Prime redeemable convertible preferred stock, respectively (collectively, “Prime Preferred Stock”).

To effectuate the conversions contemplated by the Exchange Agreements, the Company amended and restated its Certificate of Incorporation to add a contingent mandatory conversion feature to its redeemable convertible preferred stock (“Special Mandatory Conversion”) whereby if a holder of redeemable convertible preferred stock failed to purchase a minimum investment amount of Pre-PIPE Bridge Notes and Warrants, such redeemable convertible preferred stock held by the non-participating investor would automatically convert, on a ten-to-one basis, into shares of the Company’s common stock; otherwise, if the holder of redeemable convertible preferred stock satisfied its applicable minimum investment threshold contemplated by the Pre-PIPE Bridge Agreement, shares of redeemable convertible preferred stock held by such holder would be exchanged for shares of Prime Preferred Stock, as described below.

All holders of Legacy Preferred Stock participating in the Pre-PIPE Bridge satisfied the minimum investment requirements under the Pre-PIPE Bridge Agreement and, therefore, pursuant to the Exchange Agreements, every ten shares of Legacy Preferred Stock held by the holders of Legacy Preferred Stock were converted into one share of the Company’s common stock and then converted on a one-to-ten basis into corresponding shares of Prime Preferred Stock. The exchange of Legacy Preferred Stock for Prime Preferred Stock was accounted for as an extinguishment, resulting in a deemed dividend of $345,717 being recognized.

During the year ended December 31, 2025, 541,846 shares of Series A Prime redeemable convertible preferred stock were converted pursuant to the contractual terms thereof into 541,846 shares of common stock. Immediately following the conversion, the holders thereof returned the 541,846 shares of common stock to the Company for no consideration.

Other than the Special Mandatory Conversion feature, the rights and preferences of the Legacy Preferred Stock are substantially similar to those of the Prime Preferred Stock.

As of December 31, 2025, the Company has authorized the following shares of $0.0001 par value redeemable convertible preferred stock:

Shares
Series Seed redeemable convertible preferred stock	3,357,483
Series A redeemable convertible preferred stock	8,034,960
Series A-1 redeemable convertible preferred stock	928,217
Series B redeemable convertible preferred stock	6,420,288
Series B-1 redeemable convertible preferred stock	1,028,819
Total redeemable convertible preferred stock	19,769,767

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

10. Redeemable Convertible Preferred Stock and Stockholders’ Deficit (cont.)

The redeemable convertible preferred stock has the following rights and preferences:

Voting Rights

On all matters subject to the authorization of the holders of common stock, the holders of Preferred Stock are entitled to vote together with holders of common stock on an as-converted basis.

Dividends

The holders of redeemable convertible preferred stock are entitled to receive, on a pari passu basis and prior and in preference to holders of the Company’s common stock, an annual dividend in the amount of 8% of the applicable original issuance price. Such dividends are payable only if and when declared and are noncumulative. Holders of redeemable convertible preferred stock shall also be entitled to receive participating dividends, if and when declared on the Company’s common stock, on an as-converted basis. No dividends have been declared as of December 31, 2025.

Liquidation

In the event of liquidation, dissolution or winding up of the Company or upon the occurrence of a Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation), the holders of the redeemable convertible preferred stock shall be entitled to receive, in preference to all common stockholders, an amount equal to the greater of (i) the applicable original issue price plus any declared but unpaid dividends thereon and (ii) the amount that would have been payable to the holder had all shares of redeemable convertible preferred stock been converted into common stock prior to such event. After payment has been made to the holders of the redeemable convertible preferred stock, the remaining assets available for distribution shall be distributed solely among the common stockholders on a pro rata basis based upon the number of shares held by each common stockholder.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the holder’s option or mandatorily upon the occurrence of certain events (including qualifying public offerings, direct listings, and De-SPAC transactions, and upon the request of the majority holders of the redeemable convertible preferred stock voting together on an as-converted basis) into a fixed number of common stock at a conversion rate equal to (i) the applicable original issue price divided by (ii) the conversion price then in effect. The conversion price is subject to customary antidilution and down-round adjustments.

Redemption

The redeemable convertible preferred stock is not redeemable except upon the occurrence of the liquidation, dissolution or winding up of the Company or upon the occurrence of a Deemed Liquidation Event.

11. Net Loss Per Share

The Company uses the two-class method to calculate basic and diluted net loss per share. Unvested restricted stock awards are considered participating securities because they entitle holders to non-forfeitable rights to dividends during the vesting term. Under the two-class method, earnings of the Company are allocated between common stockholders and these participating securities based on the weighted-average number of shares of common stock and participating securities outstanding during the relevant period. The participating securities do not have a contractual obligation to share in the losses of the Company. Therefore, net loss is fully attributable to the Company’s common stockholders for the years ended December 31, 2025 and 2024.

Basic net loss per share is computed by dividing net loss attributable to the Company’s common stockholders by the weighted-average number of shares outstanding during the period. As of periods beginning after March 31, 2024, the Company no longer had participating securities other than common stock, as all outstanding restricted stock had fully vested.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

11. Net Loss Per Share (cont.)

Diluted net loss per share is computed by dividing net loss attributable to the Company’s common stockholders by the weighted-average number of shares after adjusting for potential dilution related to the conversion of all dilutive securities into common stock.

The numerators and denominators of the basic and diluted net loss computations for the Company’s common stock were calculated as follows:

	Year Ended December 31,
	2025	2024
Numerator:
Net loss	$(74,778)	$(55,253)
Deemed dividend on exchange of redeemable convertible preferred stock	(345,717)	—
Net loss attributable to common stockholders	$(420,495)	$(55,253)

Denominator:
Weighted average shares outstanding, basic and diluted	5,211,618	5,118,223
Net loss per share, basic and diluted	$(80.68)	$(10.80)

The following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share for the periods presented due to their anti-dilutive effect:

	Year Ended December 31,
	2025	2024
Redeemable convertible preferred stock	17,154,902	17,696,748
Stock options	2,094,080	2,904,261
Common stock warrants	8,119	7,104
2019 LSA Warrants	144,296	144,926
2021 LSA Warrants	81,188	81,188
2024 LSA Warrants	—	224,710
2024 LSA Conversion Feature	214,010	214,010
Pre-PIPE Bridge Notes	1,127,531	—
Pre-Funded PIPE Notes	3,077,192	—
Total	23,901,318	21,272,947

12. Stock-Based Compensation

On October 24, 2018, the Board of Directors adopted the Plan. Under the terms of the Plan, incentive stock options (“ISOs”) may be granted to employees of the Company and nonqualified stock options or restricted stock awards may be granted to directors, consultants, employees and officers of the Company.

Restricted Stock

On October 10, 2018, the Company entered into a Restricted Stock Purchase Agreement (the “Restricted Stock Agreement”) with its CEO, pursuant to which the Company granted its CEO the right to purchase 5,000,000 shares of $0.0001 par value restricted stock at a purchase price of $0.001 per share. As part of the Restricted Stock Agreement, the CEO also agreed to assign certain proprietary information and inventions to the Company. The restricted stock has all of the rights of Common Stock, including voting and dividend rights.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

12. Stock-Based Compensation (cont.)

Pursuant to the Restricted Stock Agreement, 25% of the shares vested on January 1, 2019. Thereafter, 104,166 shares of restricted stock vested each month, such that the restricted stock became fully vested on January 1, 2022. The monthly vesting of restricted stock was contingent upon the CEO’s continued employment, consulting, advisor, director, or officer relationship with the Company at that date.

On March 10, 2022, in connection with the issuance of the Series B redeemable convertible preferred stock, the Company entered into Amendment No. 1 to the Restricted Stock Agreement (“Amendment No. 1”) to amend the vesting schedule for the restricted stock. Pursuant to Amendment No. 1, 3,350,000 shares of restricted stock were vested as of March 10, 2022, and thereafter, 68,750 shares of restricted stock vested each month. Amendment No. 1 did not modify the service requirements for the vesting of restricted stock. As of December 31, 2025 and December 31, 2024 there was no restricted stock outstanding, as the restricted stock fully vested during the year ended December 31, 2024.

During the year ended December 31, 2024, the Company did not recognize stock-based compensation expense related to the restricted stock, as the expense measured at the grant date was fully recognized over the original vesting period and there was no incremental fair value as a result of Amendment No. 1.

Stock Options

The exercise price of ISOs cannot be less than the fair value of the Company’s common stock on the date of grant or less than 110% of the fair value in the case of employees holding 10% or more of the voting stock of the Company. The options vest over a period determined by the Board of Directors, generally four years, and expire not more than 10 years from the date of grant.

As of December 31, 2025, the Company’s authorized common stock includes 3,348,975 shares of common stock reserved for the issuance of options under the Plan, of which 948,645 shares are available for future grants.

Stock option activity under the Plan during the year ended December 31, 2025 was as follows:

	Number of Options	Weighted Average Exercise Price (Per Share)	Weighted- Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2024	2,904,261	$5.19		$7,083
Granted	227,193	12.88
Exercised	(136,438)	2.86		2,196
Expired	(489,169)	5.12
Forfeited	(411,767)	7.50
Outstanding at December 31, 2025	2,094,080	5.73	6	34,460
Exercisable at December 31, 2025	1,647,121	$4.72	5	$28,779

The weighted-average grant-date fair value of options granted during the years ended December 31, 2025 and 2024 amounted to $6.17 and $3.77, respectively.

During the years ended December 31, 2025 and 2024, option holders of the Company exercised 136,438 and 80,845 common stock options, respectively, in exchange for cash proceeds of $391 and $66, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2025 and 2024 amounted to $2,196 and $537, respectively.

During the years ended December 31, 2025 and 2024, stock-based compensation expense amounted to approximately $1,695 and $1,739, respectively, which is included in the consolidated statements of operations.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

12. Stock-Based Compensation (cont.)

As of December 31, 2025, there is approximately $2,006 of unrecognized compensation expense related to unvested stock-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.15 years.

The Company uses the Black-Scholes option-pricing model to value option grants on the date of grant and to determine the related compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimations. The Company bases its expected volatility on the volatilities of certain publicly-traded peer companies. The Company is a privately-held company and therefore lacks company-specific historical and implied volatility information. The Company intends to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until such time that sufficient information regarding the volatility of the Company’s share price becomes available or that the selected companies are no longer suitable for this purpose. The risk-free interest rate used for each grant is equal to the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life.

The expected term of options granted is determined based on the average of the vesting term and the contractual lives of all options awarded. The expected dividend yield assumption is based on the Company’s history and expectation of dividend payouts.

In determining the exercise prices for options granted, the Company has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been determined by management with consideration to a third-party valuation, which contemplates a broad range of factors, including the illiquid nature of the investment in the Company’s common stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events and recent sale and offer prices of common and redeemable convertible preferred stock, if any, in private transactions negotiated at arm’s length.

The following table provides the assumptions used in determining the fair value of the stock-based awards:

Year Ended December 31,
	2025	2024
Risk-free interest rate	3.69% – 4.06%	3.59% – 4.65%
Expected dividend yield	—%	—%
Expected volatility	41.76% – 47.48%	42.12% – 47.06%
Expected life in years	5.12 – 6.06	5.00 – 6.06
Fair value of Common Stock	$3.60 – $11.05	$7.41 – $7.63

Expense related to stock-based compensation is recognized over the vesting period of the options. The Company has elected to recognize forfeitures as they occur.

Total stock-based compensation expense as presented within the consolidated statements of operations was as follows:

	Year Ended December 31,
	2025	2024
Cost of revenue	$364	$61
Research and development	1,068	1,315
General and administrative	250	325
Selling and marketing	13	38
Total	$1,695	$1,739

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

13. Income Taxes

Loss before provision for income taxes consisted of the following:

	Year Ended December 31,
	2025	2024
United States	$(74,882)	$(56,130)
Foreign	154	1,228
Loss before provision for income taxes	$(74,728)	$(54,902)

Provision for income taxes consisted of the following:

	Year Ended December 31,
	2025	2024
Current:
Foreign	$48	$332
Federal	—	—
State	2	19
Total current provision	50	351
Deferred:
Foreign	—	—
Federal	—	—
State	—	—
Total deferred provision	—	—
Total provision for income taxes	$50	$351

A reconciliation of the federal statutory income tax rate to the Company’s effective tax rate for the year ended December 31, 2025, after the adoption of ASU 2023-09 on a prospective basis, is as follows:

	Year Ended December 31, 2025
	Amount	Percent
U.S. federal statutory income tax (benefit) at 21%	$(15,693)	21.00%
Domestic federal:
Tax credits
Research and development credits	(1,269)	1.70%
Nontaxable or nondeductible items
Other	1,610	(2.16)%
Changes in valuation allowance	15,676	(20.98)%
Other reconciling items	(291)	0.39%
Domestic state:
State income taxes, net of federal effect	2	—%
Foreign tax effects:
Other	15	(0.02)%
Income tax provision	$50	(0.07)%

Massachusetts and California make up the majority (greater than 50 percent) of the state taxes, net of federal benefit category.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

13. Income Taxes (cont.)

A reconciliation of the federal statutory income tax rate to the Company’s effective tax rate for the year ended December 31, 2024, prior to the adoption of ASU 2023-09, is as follows:

Year Ended December 31, 2024
U.S. federal statutory income tax rate	21.00%
Effect of:
State and local income taxes	(0.03)%
Permanent differences	(0.84)%
Valuation allowance	(23.54)%
Federal NOL	(0.33)%
Tax credits	2.84%
Other	0.26%
Effective tax rate	(0.64)%

For the year ended December 31, 2025, the Company paid income taxes, net of refunds received, as follows:

Year Ended December 31, 2025
Income taxes paid, net of refunds
Foreign	$48
U.S. state and local	2
Total	$50

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Significant components of the Company’s deferred tax liabilities and assets were as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$28,684	$17,160
Capitalized research and development expenses	18,258	11,358
Credit carryforwards	5,415	3,933
Other accrued liabilities	49	44
Contract loss provision	1,144	1,165
Fair value temporary differences	2,499	—
Operating lease liabilities	171	222
Stock-based compensation	621	320
Intangible assets	8	7
Unrealized foreign exchange gains and losses	333	186
Issuance of financial instruments	160	—
Contribution carryforward	32	22
Total deferred tax assets	57,374	34,417

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

13. Income Taxes (cont.)

	As of December 31,
	2025	2024
Deferred tax liabilities:
Right-of-use assets	(169)	(217)
Depreciation	(237)	(194)
Total deferred tax liabilities	(406)	(411)
Net deferred tax assets, before valuation allowance	56,968	34,006
Less: deferred tax asset valuation allowance	(56,968)	(34,006)
Net deferred taxes	$—	$—

The valuation allowance totaled $56,968 and $34,006 for the years ended December 31, 2025 and 2024, respectively, because the future realization of such benefits is uncertain. The valuation allowance increased by $22,962 and $15,626 during the years ended December 31, 2025 and 2024, respectively, primarily due to a full valuation allowance against deferred tax assets associated with net operating loss carryforwards, capitalized research and develop costs, and tax credit carryforwards. All movement in the valuation allowance has been captured in the consolidated statements of operations.

As of December 31, 2025, the Company has federal and state net operating loss carryforwards totaling approximately $115,953 and $72,501, respectively, which are available to reduce the Company’s future taxes. The federal net operating loss carryforwards can be carried forward indefinitely. The state net operating loss carryforwards will expire at various dates beginning in 2038 through 2045 if not utilized.

Additionally, as of December 31, 2025, the Company has federal and state research and development credit carryforwards of $4,486 and $929, respectively. The federal and state research and development credits will begin to expire in the years 2034 through 2045 if not utilized. In the event of any significant changes in ownership of the Company, utilization of the net operating losses and research and development credit carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions.

As of December 31, 2025 and 2024, the Company has not recognized any liabilities for uncertain tax positions in its consolidated financial statements. The Company does not expect any material change in uncertain tax benefits within the next 12 months. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates.

In the normal course of business, the Company is subject to examination by federal and state authorities, where applicable. There are currently no pending tax examinations. The Company’s tax years are still open under statute from 2022 to the present. The resolution of tax matters is not expected to have a material effect on the Company’s consolidated financial statements.

On July 4, 2025, bill H.R. 1, commonly referred to as the “One Big Beautiful Bill Act” or “OBBBA,” was signed into law, with certain provisions effective in 2025 and others in 2026. The OBBBA significantly revises U.S. corporate income tax laws by, among other things, restoring the option for immediate expense recognition for U.S.-based research and development expenditures and making permanent the ability to claim first-year bonus depreciation on qualified property. The Company was not materially impacted by OBBBA tax law changes of taxation of foreign operations. Pursuant to ASC 740, changes in tax rates and tax law are required to be recognized in the period in which the legislation is enacted. The Company evaluated the impact of this Act on its annual consolidated financial statements and related disclosures and concluded that the Act does not have a material impact on its consolidated financial statements as of and for the year ended December 31, 2025, as any impact was offset by a valuation allowance.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

14. Commitments, Contingencies, and Indemnification

Liabilities for loss contingencies arising from claims, disputes, legal proceedings, fines and penalties, and other sources are recorded when it is probable that a liability has been or will be incurred and the amount of the liability can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of such legal costs from insurance policies are recorded as an offset to legal expenses in the period they are received.

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company’s indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2025 and 2024, no amounts have been accrued related to such indemnification provisions.

15. Segment and Geographic Information

The Company operates as a single operating and reportable segment. The CODM uses consolidated net loss to evaluate performance, allocate resources, set incentive compensation targets, and plan for future periods. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

The following table presents the significant segment expenses, which were regularly provided to the CODM:

	Year Ended December 31,
	2025	2024
Revenue	$7,551	$1,229
Significant segment expenses:
Personnel	(29,006)	(26,554)
Travel and entertainment	(2,551)	(2,408)
Consulting and professional services	(21,798)	(12,041)
Aircraft expense	(2,397)	(1,181)
Software	(2,706)	(261)
Facilities	(1,560)	(1,482)
Other expenses	(2,913)	(4,695)
Depreciation	(1,582)	(1,466)
Contract loss provision	(1,451)	(6,347)
Benefit from contract loss provision	2,444	1,181
Benefit from research and development agreement	450	—
Total significant segment expenses	(63,070)	(55,254)
Other segment expenses:
Interest income	1,443	2,005
Interest expense	(2,957)	(2,420)
Other expense	(159)	(197)
Change in fair value of warrant liabilities	(2,357)	(265)
Change in fair value of convertible promissory notes	(7,563)	—
Loss on exchange of warrant liabilities	(3,320)	—
Loss on issuance of financial instruments	(585)	—
Loss on extinguishment of long-term debt	(2,157)	—
Change in fair value of long-term debt	(1,554)	—
Total other segment expenses	(19,209)	(877)
Loss before provision for income taxes	(74,728)	(54,902)
Provision for income taxes	50	351
Net loss	$(74,778)	$(55,253)

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

15. Segment and Geographic Information (cont.)

Property and equipment, net and operating lease right-of-use assets, net by geographic area were as follows:

	As of December 31,
	2025	2024
United States	$4,541	$6,231
New Zealand	3,546	3,706
Total	$8,087	$9,937

16. Defined Contribution Plan

The Company sponsors a defined contribution plan covering substantially all of its employees who meet certain eligibility requirements. The Company, at the discretion of the Board of Directors, may make contributions to the plan. During the years ended December 31, 2025 and 2024, the Company made contributions to the plan in the amounts of $212 and $180, respectively.

17. Subsequent Events

The Company evaluated subsequent events through March 20, 2026, the date the consolidated financial statements were available to be issued. Other than as disclosed below, the Company is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements.

On February 24, 2026, and in anticipation of the Closing (as defined below), the Company exercised its unilateral right to prepay the entire issued and outstanding principal amount of the 2022 PGF Loan of approximately NZD 1,157 at a redemption price of NZD 1,296 (approximately $774 USD). The redemption price includes the repayment of outstanding principal and accrued unpaid interest thereon (including accrued interest paid in-kind).

On March 16, 2026, the Merger was consummated pursuant to the terms of the BCA (refer to Note 1. Organization and Description of Business) (the “Closing”). Pursuant to the BCA and at the Closing, the Merger Sub merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of the Purchaser. Additionally, at the Closing, the Purchaser was renamed “Merlin, Inc.” (after the Closing, “New Merlin”).

Immediately prior to the effectiveness of the Merger, and pursuant to the terms of the BCA:

(1)    Each convertible security of the Company (other than the Pre-PIPE Bridge Notes and Pre-Funded PIPE Notes) automatically converted into full shares of preferred stock or common stock, as applicable, of the Company;

(2)    Each of the Company’s outstanding and unexercised preferred stock warrant liabilities were automatically exercised on a cashless basis;

(3)    After giving effect to the conversions described at (1) and (2) above, each issued and outstanding share of the Company’s redeemable convertible preferred stock automatically converted into shares of the Company’s common stock; and

(4)    Each of the Company’s outstanding and unexercised common stock warrants (other than the Pre-PIPE Bridge Warrants and Pre-Funded PIPE Warrants) were automatically exercised on a cashless basis.

MERLIN LABS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

17. Subsequent Events (cont.)

At the effective time of the Merger, and pursuant to the terms of the BCA:

(1)    Each share of the Company’s common stock owned by it, Merger Sub, or the Purchaser was canceled without consideration exchanged therefor;

(2)    Each other issued and outstanding share of the Company’s common stock was canceled and converted into the right to receive shares of New Merlin common stock;

(3)    Each option to purchase equity securities of the Company was converted into an option to acquire New Merlin common stock;

(4)    Each Pre-PIPE Bridge Note and Pre-Funded PIPE Note was converted into shares of New Merlin 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share; and

(5)    Each Pre-PIPE Bridge Warrant and Pre-Funded PIPE Warrant was converted into a warrant to purchase New Merlin common stock.

In connection with the Closing, the Company exercised its unilateral right to voluntarily prepay the entire issued and outstanding principal amount of 2024 LSA Loans of approximately $25,225 at a redemption price of $28,333. The redemption price includes the repayment of outstanding principal, accrued unpaid interest thereon, cash and in-kind interest make-whole payments (refer to Note 8. Debt), and the lender’s direct and incremental legal costs incurred in connection with such prepayment.

Following the Closing, New Merlin remains as the publicly traded parent company and its common stock will continue to be listed on Nasdaq under the ticker symbol “MRLN.”

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be borne by the registrant in connection with the issuance and distribution of the securities being registered hereby. All of such expenses are estimates, other than the filing fee payable to the SEC.

SEC registration fee	$
Accounting fees and expenses		*
Legal fees and expenses		*
Financial printing and miscellaneous expenses		*
Total	$	*

____________

*        These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be determined at this time.

Item 14. Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145. Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Additionally, our Charter limits the liability of our directors to the fullest extent permitted by the DGCL, and our by-laws provide that we will indemnify them to the fullest extent permitted by such law. We have entered into and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was our director or officer or was serving at our request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Item 15. Recent Sales of Unregistered Securities.

On July 2, 2025, and on August 13, 2025, Legacy Merlin entered into the Signing Pre-Funded PIPE Agreements, respectively, with certain Pre-Funded Investors pursuant to which Legacy Merlin issued and sold an aggregate of approximately $78 million of Pre-Funded Convertible Notes and Pre-Funded Warrants.

On November 17, 2025, Legacy Merlin and one of the Pre-Funded Investors entered into a Post-Signing Pre-Funded SPA, pursuant to which such Pre-Funded Investor purchased for approximately $9.3 million an additional Pre-Funded Convertible Note with a principal amount of approximately $10.9 million and a Pre-Funded Warrant, on the same terms and conditions as the Signing Pre-Funded SPA.

At the closing of the Business Combination, we issued an aggregate of 11,470,590 shares of Series A Preferred Stock and Series A Warrants initially exercisable for an aggregate of 11,053,923 shares of Common Stock, subject to adjustment, at an initial exercise price of $12.00 per share, subject to adjustment, pursuant to the Series A SPAs, for an aggregate consideration of $120,000,000;

These securities were issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. Each acquiror is an accredited investor for purposes of Rule 501 of Regulation D.

Item 16. Exhibits and Financial Statement Schedules.

(a)     Exhibits.    See the exhibit index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b)    Financial Statement Schedules.    None.

Item 17. Undertakings.    The undersigned registrant hereby undertakes as follows:

(a)

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Description
2.1†

Business Combination Agreement, dated as of August 13, 2025, by and among Bleichroeder Acquisition Corp. I, IPDX Merger Sub, Inc., and Merlin Labs, Inc. (incorporated by reference to Exhibit 2.1 to Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-292719) filed with the SEC on February 12, 2026).

2.2

Amendment No. 1 to Business Combination Agreement, dated as of March 14, 2026, by and between Bleichroeder Acquisition Corp. I (now known as Merlin, Inc.) and Merlin Labs, Inc. (incorporated by reference to Exhibit 2.2 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).

2.3†	Plan of Domestication (incorporated by reference to Exhibit 2.2 to Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-292719) filed with the SEC on February 12, 2026).
2.4

Certificate of Merger of Merlin Labs, Inc. with and into IPDX Merger Sub, Inc. (incorporated by reference to Exhibit 2.4 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).

3.1	Certificate of Corporate Domestication (incorporated by reference to Exhibit 3.1 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).
3.2	Certificate of Incorporation of Merlin, Inc. (incorporated by reference to Exhibit 3.2 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).
3.3	Bylaws of Merlin, Inc. (incorporated by reference to Exhibit 3.3 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).
3.4

Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).

4.1	Specimen Common Stock Certificate of Merlin, Inc. (incorporated by reference to Exhibit 4.5 to Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-292719) filed February 12, 2026).
4.2

Specimen Series A Preferred Stock of Merlin, Inc. (incorporated by reference to Exhibit 4.2 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).

4.3

Specimen Common Stock Purchase Warrant of Merlin, Inc. (incorporated by reference to Exhibit 4.6 to Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-292719) filed February 12, 2026).

5.1*	Legal opinion of Latham & Watkins LLP.
10.1

Form of Indemnification Agreements, dated March 16, 2026 between Merlin, Inc. and each of its officers and directors (incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).

10.2

Sponsor Lock-Up Agreement, dated March 16, 2026, by and among Merlin, Inc., Bleichroeder Sponsor 1 LLC, a Cayman Islands limited liability company, and any additional party thereto (incorporated by reference to Exhibit 10.2 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).

10.3

Lock-Up Agreement, dated March 16, 2026, by and among Merlin, Inc. and the Merlin Lock-Up Holders listed on Schedule I thereto (incorporated by reference to Exhibit 10.3 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).

10.4

Amended and Restated Registration Rights Agreement, dated March 16, 2026, by and among Merlin, Inc., Bleichroeder Sponsor 1 LLC, a Delaware limited liability company and each of the shareholders of Merlin, Inc. identified on the signature pages thereto (incorporated by reference to Exhibit 10.4 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).

10.5#	Merlin, Inc. 2026 Incentive Award Plan (incorporated by reference to Exhibit 10.5 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).
10.6#

Form of Stock Option Grant Notice and Stock Option Agreement under the Merlin, Inc. 2026 Incentive Award Plan (incorporated by reference to Exhibit 10.6 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).

10.7#

Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the Merlin, Inc. 2026 Incentive Award Plan (incorporated by reference to Exhibit 10.7 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).

Exhibit Number	Description
10.8#

Merlin, Inc. 2026 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.8 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).

10.9#

Amended and Restated Merlin, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).

10.10#

Form of Stock Option Grant Notice and Stock Option Agreement under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).

10.11#	Merlin, Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.11 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).
10.12#

Merlin, Inc. Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.12 filed with the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on March 20, 2026).

10.13	Form of Sponsor Support Agreement (incorporated by reference to Exhibit 10.5 to Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-292719) filed February 12, 2026).
10.14	Form of Stockholder Voting and Support Agreement (incorporated by reference to Exhibit 10.6 to Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-292719) filed February 12, 2026).
10.15††	Form of Initial Series A SPA (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on August 14, 2025).
10.16††

Form of Amendment No. 1 to the Initial Series A SPA (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on November 17, 2025).

10.17††	Form of Additional Series A SPA (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on November 17, 2025).
10.18

Letter Agreement, dated October 31, 2024, by and among Inflection Point, Bleichroeder Sponsor 1 LLC, and certain officers and directors of Inflection Point (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on November 5, 2024).

10.19

Private Placement Units Purchase Agreement, dated October 31, 2024, by and between Inflection Point and Bleichroeder Sponsor 1 LLC (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on November 5, 2024).

10.20

Investment Management Trust Agreement, dated October 31, 2024, by and between Inflection Point and Continental Stock Transfer & Trust Company, as trustee (incorporated herein by reference to Exhibit 10.1 to Inflection Point’s Current Report on Form 8-K (File No. 001-42392), filed with the SEC on November 5, 2024).

10.21#

Employment Offer Letter, dated September 19, 2025, by and between Merlin Labs, Inc. and Ryan Carrithers (incorporated by reference to Exhibit 10.18 to Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-292719) filed February 12, 2026).

10.22†††

IDIQ Agreement, dated June 7, 2024, by and between Merlin Labs, Inc. and USSOCOM (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-292719) filed February 12, 2026).

21.1	List of Subsidiaries of Merlin, Inc.
23.1*	Consent of WithumSmith+Brown, PC.
23.2*	Consent of BDO USA, P.C. (formerly HORNE LLP).

Exhibit Number	Description
23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page to the initial filing of this registration statement).
107*	Filing Fee Table.

____________

*        To be filed by amendment.

#        Indicates management contract or compensatory plan.

†        The annexes, schedules, and certain exhibits to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

††      Certain schedules and similar attachments have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

†††    Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on April            , 2026.

MERLIN, INC.
By:
Name:	Matthew George
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Matthew George and Ryan Carrithers, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on April            , 2026.

Signature	Title
Chief Executive Officer, President, and
Matthew George	Director (Principal Executive Officer)
Chief Financial Officer
Ryan Carrithers	(Principal Financial and Accounting Officer)
Director
Michael Blitzer
Director
Kenneth Braithwaite
Director
Kelyn Brannon
Director
Michael Montelongo
Director
Dr. Robert H. Smith
Director
Carolyn Trabuco